    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 2, 1999


                                                      REGISTRATION NO. 333-86503
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                              DELTATHREE.COM, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                 DELAWARE                                      4813                                     13-4006766
     (STATE OR OTHER JURISDICTION OF               (PRIMARY STANDARD INDUSTRIAL                      (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)               CLASSIFICATION CODE NUMBER)                     IDENTIFICATION NO.)

                            ------------------------

                           430 PARK AVENUE, SUITE 500
                            NEW YORK, NEW YORK 10022
                                 (212) 588-3670
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                                   AMOS SELA
                            CHIEF EXECUTIVE OFFICER
                              DELTATHREE.COM, INC.
                           430 PARK AVENUE, SUITE 500
                            NEW YORK, NEW YORK 10022
                                 (212) 588-3670
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

                   DAVID J. GOLDSCHMIDT, ESQ.                                          DAVID S. LEFKOWITZ, ESQ.
            SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                                  WEIL, GOTSHAL & MANGES LLP
                        919 THIRD AVENUE                                                   767 FIFTH AVENUE
                    NEW YORK, NEW YORK 10022                                           NEW YORK, NEW YORK 10153
                         (212) 735-3000                                                     (212) 310-8000

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                             PROPOSED
                      TITLE OF EACH CLASS                               MAXIMUM AGGREGATE                     AMOUNT OF
                OF SECURITIES TO BE REGISTERED                          OFFERING PRICE(1)                REGISTRATION FEE(1)
Class A common stock, $0.001 par value(2)......................            $83,971,147                         $23,344
Options to purchase Class A common stock(3)....................             $5,751,434                          $1,599
Class A common stock, $0.001 par value(4)......................                 --                                --
Total..........................................................            $89,722,581                        $24,943(5)


(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2) Includes 709,319 shares not previously registered to be issued by the Registrant upon surrender by the holders of restricted units of RSL Communications, Ltd. ("RSL COM") that have vested.

(3) Consists of 442,418 options to purchase Class A common stock (the "Options") to be granted by the Registrant upon surrender by the holders of restricted units of RSL COM which have not vested. The aggregate offering price of the Options has been determined pursuant to Rule 457(o) of the Securities Act.


(4) Consists of an indeterminate number of shares of Class A common stock underlying the options being registered hereby.


(5) The Registrant has previously paid a $24,943 filing fee.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT SPECIFICALLY STATING THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                Subject to Completion, dated November 2, 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS
                                5,000,000 SHARES

                                    [LOGO]

                                  Common Stock
--------------------------------------------------------------------------------

 This is our initial public offering of shares of common stock. We are offering
                               5,000,000 shares.
               No public market currently exists for our shares.

  We propose to list the shares on the Nasdaq National Market under the symbol "DDDC". We anticipate the public offering price to be between $11.00 and $13.00 per share.

     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 5.

                                                                  Per Share         Total
                                                                 ------------    -----------
Public Offering Price .........................................   $              $
Underwriting Discount .........................................   $              $
Proceeds to deltathree.com ....................................   $              $

We have granted the underwriters the right to purchase up to 750,000 additional shares within 30 days to cover any over-allotments.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on
or about            , 1999.
--------------------------------------------------------------------------------


LEHMAN BROTHERS
          MERRILL LYNCH & CO.
                       U.S. BANCORP PIPER JAFFRAY
                                        LAZARD FRERES & CO. LLC


                                                     FIDELITY CAPITAL MARKETS
                                                a division of National Financial
                                                      Services Corporation

                    , 1999

              [DESCRIPTION OF INSIDE FRONT AND BACK COVER GRAPHIC:
  GRAPHIC DEPICTS WORLD MAP SHOWING THE COMPANY'S PRIVATELY-MANAGED, GLOBAL IP NETWORK, SCREEN SHOTS OF THE COMPANY'S COMMUNICATIONS PORTAL AND SCREEN SHOTS OF
                       CO-BRANDED COMMUNICATIONS CENTERS]

[THE COMPANY INTENDS TO DISTRIBUTE WITH PRELIMINARY PROSPECTUSES CDS CONTAINING
                     THE COMPANY'S PC-TO-PHONE SOFTWARE.]

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
Prospectus Summary.............................      1
Risk Factors...................................      5
Forward-Looking Statements.....................     16
Use of Proceeds................................     17
Dividend Policy................................     17
Capitalization.................................     18
Dilution.......................................     20
Selected Consolidated Financial Data...........     21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................     22
Business.......................................     34
Management.....................................     52

                                                  PAGE
                                                  ----
Principal Stockholders.........................     62
Related Party Transactions.....................     64
Description of Capital Stock...................     68
Shares Eligible for Future Sale................     71
Important United States Federal Tax
  Consequences of Our Common Stock to Non-U.S.
  Holders......................................     72
Underwriting...................................     75
Legal Matters..................................     77
Experts........................................     77
Where You Can Find Additional
  Information..................................     77
Index to Consolidated Financial Statements.....    F-1

     Investors may rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide any different or additional information. This prospectus is not an offer to sell or a solicitation of an offer to buy common stock in any jurisdiction where it is unlawful. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

     Until             , 1999, all dealers that buy, sell or trade our common
stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                      [This page intentionally left blank]

                               PROSPECTUS SUMMARY

     This summary highlights the information contained elsewhere in this prospectus. You should read the entire prospectus, including the section entitled "Risk Factors" and our consolidated financial statements and related notes, before deciding to invest in our common stock.

DELTATHREE.COM


     We are a global provider of Internet Protocol (IP) telephony services, which include the transmission of voice and data traffic for communications carriers and the provision of enhanced Web-based and other communications services to individuals and businesses. IP telephony is the real time transmission of voice communications in the form of digitized "packets" of information over the public Internet or a private network, similar to the way in which e-mail and other data is transmitted. We were founded in 1996 to capitalize on the growth of the Internet as a communications tool by commercially offering IP telephony services. We have built a privately-managed, global network using IP technology, and we have primarily been using this network to transmit traffic for communications carriers, including RSL Communications, Ltd., our parent company. This service is referred to as carrier transmission services.



     We are now using our expertise in IP telephony to provide our users with a package of enhanced IP communications services. Our on-line interactive communications portal, www.deltathree.com, enables users to make calls and send e-mail, as well as retrieve and forward voice mail, e-mail and faxes using one unified mailbox from anywhere in the world at any time. Our package of enhanced IP communications services includes the following:


     o PC-to-phone: a service allowing a user to place a call through a personal computer and speak to a party who uses a standard telephone

     o D3 Box: a unified messaging service permitting convenient single-source retrieval of voice mail, e-mail and faxes through the Web or by phone

     o Click IT: a Web-based e-commerce service allowing a party to simultaneously view the Web site of a business and talk directly with that business while continuing to view the Web site


     o Phone-to-phone: a voice and fax service allowing a user to place a call or send a fax over our privately-managed, global IP network from a standard telephone or fax machine


     o Global roaming: a service enabling businesses and individuals to use a single account number to place phone-to-phone calls over our IP network from locations throughout the world using country-specific, toll-free access numbers


     We provide our services at a cost to users that is generally lower than that charged by traditional carriers because we minimize our network costs by using efficient packet-switched technology and we generally avoid local access charges and by-pass international settlement charges by routing international long distance calls over our privately managed network.


     We intend to introduce additional enhanced IP communications services that meet the communications needs of individuals and businesses. These services are expected to include D3 Fax, a Web-based, PC-to-fax service allowing users to conveniently send faxes directly from their computer to a standard fax machine anywhere in the world, and white boarding, a service allowing multiple users to simultaneously edit a document while speaking with each other over their computers.


     We market our enhanced IP communications services through our own Web site. In addition, we market these services through "communications centers" on the Web sites of other Internet companies. Communications centers enable viewers of those Web sites to directly access our services without leaving those Web sites. We have sought to establish marketing relationships with Internet companies that have strong brand names and high traffic volumes. We recently entered into marketing relationships with CBS.com, CNET, Sony.com, Xoom.com and Yahoo! We also have developed an on-line agent program through which our agents market our enhanced IP communications services through their own Web sites. Further, we have entered into distribution and marketing arrangements with communications equipment and software companies.

     Carrier transmission services accounted for 74.7% of our total revenues in 1998 and 70.2% of our total revenues for the nine months ended September 30, 1999. As we expand our marketing and promotional efforts for our enhanced IP communications services, we expect revenue from these services, over time, to represent a majority of our total revenues.





Our privately-managed, IP telephony network consists of:



     o 45 points of presence (POPs) in 29 countries



     o gateways, gatekeepers and routers at each POP



     o hubs in New York, Los Angeles, London,
       Frankfurt and Hong Kong



     o dedicated leased bandwidth



     o interconnections with the RSL COM network



     o peering arrangements with Internet backbone providers



     o a network operations center





OUR STRATEGY



     Our goal is to be the leading provider of IP telephony services and to make our interactive communications portal the leading one-stop solution for communications needs. To achieve our goal, we intend to:



     o build strong recognition of the deltathree.com brand through marketing and promotional programs





     o expand and enhance our service offerings


     o ensure a positive user experience

     o establish additional sources of revenue

     o pursue strategic acquisitions and alliances

OUR HISTORY AND PARENT COMPANY


     We were founded in 1996. In July 1997, RSL COM, a global facilities-based telecommunications company, acquired a controlling 51% interest in us. By April 1998, RSL COM had acquired the remaining 49% interest in us from existing shareholders, and we became a wholly-owned subsidiary of RSL COM. After this offering, RSL COM's shares of our Class B common stock will represent approximately 96.5% of the combined voting power of all classes of our capital stock and approximately 73.6% of the economic interest in our company. We provide carrier transmission services to RSL COM. Such services accounted for 69.1% of our total revenues in 1998 and 63.4% of our total revenues for the nine months ended September 30, 1999. For more information about our relationship with RSL COM and certain services they provide to us, and we provide to them, see the section of this prospectus entitled "Related Party Transactions--RSL COM."


     Our executive offices are located at 430 Park Avenue, Suite 500, New York, New York 10022, where our telephone number is (212) 588-3670. Our Web site is www.deltathree.com. The information contained on our Web site does not constitute a part of this prospectus.


RISK FACTORS



     You should read the section of this prospectus entitled "Risk Factors." This section indicates among other things that:



     o we have a history of losses; we reported a net loss of approximately $17.5 million for the nine months ended September 30, 1999 and of approximately $7.1 million in 1998



     o we anticipate recording substantial losses for the foreseeable future



     o we have a limited operating history



     o we operate in a highly competitive market

                                     THE OFFERING


Common stock offered .........................  5,000,000 shares
Capital stock to be outstanding after
  this offering:
  Common stock................................  7,001,469 shares
  Class B common stock........................  19,569,459 shares
     Total capital stock......................  26,570,928 shares
Over-allotment option.........................  750,000 shares of common stock
Use of proceeds...............................  We estimate that the net proceeds from this offering will be approximately $54.3 million. We expect to use the net proceeds from the offering to fund marketing and promotional activities, for capital expenditures and for general corporate purposes.
Voting rights:
  Common stock................................  One vote per share.
  Class B common stock........................  Ten votes per share. Upon completion of this offering, RSL COM will be the only holder of our Class B common stock.
Conversion of Class B common stock............  Each share of Class B common stock is convertible into one share of common stock at any time and automatically converts into common stock upon transfer, other than to permitted transferees.
Other capital stock provisions................  The holders of common stock and Class B common stock have identical rights except with respect to voting and transfer.
Proposed Nasdaq National Market symbol .... ..  "DDDC"


                             ABOUT THIS PROSPECTUS

     Unless otherwise indicated, the information in this prospectus:


     o reflects a 2.48-for-1 stock split which will be effected prior to this offering


     o assumes an initial public offering price of $12.00 per share, the mid-point of the estimated price range

     o assumes no exercise of the underwriters' over-allotment option

     o assumes no exercise of outstanding options or options to be granted to directors who are not our employees to purchase our common stock


     o assumes the exchange of 748,288 RSL COM restricted units that have vested for 748,288 shares of our common stock and the exchange of 372,976 RSL COM restricted units that have not vested for options to purchase 372,976 shares of our common stock



     We have a registered trademark in the United States for "Delta Three(Registered)". We have submitted United States trademark applications for the names "deltathree.com(Trademark)," "V-Greetings(Trademark)," "D3 Box(Trademark)," "Click IT(Trademark)," "D3 Fax(Trademark)" and
"deltathree.com(Trademark) the Communications Portal(Trademark)." All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present summary consolidated financial data derived from our consolidated financial statements. You should read this along with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes.

                                              PERIOD FROM
                                              JUNE 1996                 YEAR ENDED            NINE MONTHS ENDED
                                             (INCEPTION) TO            DECEMBER 31,             SEPTEMBER 30,
                                             DECEMBER 31,           ------------------    -------------------------
                                                 1996                1997       1998                1998
                                             -------------------    -------    -------    -------------------------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..................................         $     1          $ 1,246    $ 5,638             $ 3,669
Costs and operating expenses..............             179            3,576     12,796               8,111
                                                   -------          -------    -------             -------
Loss from operations......................            (178)          (2,330)    (7,158)             (4,442)
Interest expense, net.....................              --              (38)      (186)               (146)
Minority interests........................              --               --        223                  --
                                                   -------          -------    -------             -------
Net loss..................................         $  (178)         $(2,368)   $(7,121)            $(4,588)
                                                   -------          -------    -------             -------
                                                   -------          -------    -------             -------
Net loss per share--basic and
  diluted.................................         $ (0.03)         $ (0.19)   $ (0.37)            $ (0.24)
                                                   -------          -------    -------             -------
                                                   -------          -------    -------             -------
Weighted average shares outstanding--
  basic and diluted.......................           6,420           12,390     19,254              19,149


                                                  NINE MONTHS ENDED
                                                    SEPTEMBER 30,
                                                  -----------------
                                                        1999
                                                  -----------------
STATEMENT OF OPERATIONS DATA:
Revenues..................................          $   6,432
Costs and operating expenses..............             22,975
                                                    ---------
Loss from operations......................            (16,543)
Interest expense, net.....................               (915)
Minority interests........................                 --
                                                    ---------
Net loss..................................          $ (17,458)
                                                    ---------
                                                    ---------
Net loss per share--basic and
  diluted.................................          $   (0.89)
                                                    ---------
                                                    ---------
Weighted average shares outstanding--
  basic and diluted.......................             19,569



     The pro forma balance sheet data gives effect to:



          o the issuance of 167,238 shares of common stock to Yahoo! (including 41,963 shares issued upon the exercise of a warrant at an exercise price of $7.98 per share, assuming a cashless exercise) in exchange for the offset of an account payable to Yahoo! in the amount of $1 million



          o the issuance of 1,085,943 shares of common stock to CNET for approximately $11 million (excluding a warrant to purchase 466,028 shares of common stock)



          o an increase in deferred compensation attributable to RSL COM restricted units, representing the difference between the exercise price of the restricted units and the deemed fair value of our common stock, based on an assumed initial public offering price of $12.00 per share



     The pro forma as adjusted balance sheet data gives effect to the foregoing and to:



          o the sale of 5,000,000 shares of common stock offered by us in this offering



          o 748,288 shares issuable upon exchange of RSL COM restricted units that have vested at a weighted average exercise price of $0.31 per share



                                                                                              AS OF
                                                                                        SEPTEMBER 30,1999
                                                                              --------------------------------------
                                                                                                       PRO FORMA
                                                                              ACTUAL     PRO FORMA    AS ADJUSTED
                                                                              -------    ---------    --------------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..................................................   $ 1,293     $12,293        $ 66,825
Working capital (deficiency)...............................................    (3,890)      7,110          61,642
Total assets...............................................................    24,587      35,587          90,119
Long-term debt due to affiliates...........................................    12,307      12,307          12,307
Total stockholders' equity.................................................     3,838      14,838          69,370

                                  RISK FACTORS

     You should carefully consider the risks described below before deciding whether to invest in shares of our common stock.

     If we do not successfully address any of the risks described below, there could be a material adverse effect on our business, financial condition or results of operations, and the trading price of our common stock may decline and you may lose all or part of your investment. We cannot assure you that we will successfully address these risks.

RISKS RELATED TO OUR COMPANY

WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE OUR LOSSES WILL CONTINUE


     We have incurred significant losses since inception, and we expect to continue to incur significant losses for the foreseeable future. We reported a net loss of approximately $17.5 million for the nine months ended September 30, 1999 and a net loss of approximately $7.1 million in 1998. As of September 30, 1999, our accumulated deficit was approximately $27.1 million. As a percentage of revenues, our net loss for the nine months ended September 30, 1999 was 271.4% and 126.3% in 1998. Our revenues may not continue to grow or even continue at their current level. In addition, we expect our operating expenses to increase significantly as we develop and expand our business. For example, we intend to spend approximately $20 million on marketing and promotional programs in 2000 compared to $3.1 million for the nine months ended September 30, 1999 and $2.4 million in 1998. As a result, we will need to increase our revenues significantly to become profitable. In order to increase our revenues, we need to attract users to increase the fees we collect for our services. If our revenues do not increase as much as we expect or if our expenses increase at a greater pace than revenues, we may never be profitable or, if we become profitable, we may not be able to sustain or increase profitability on a quarterly or annual basis.


WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU CAN EVALUATE US

     We have only a limited operating history upon which you can evaluate our business and prospects. We commenced operations in June 1996. You should consider our prospects in light of the risks, expenses and difficulties we may encounter as an early stage company in the new and rapidly evolving market for IP communications services. These risks include our ability:

     o to increase awareness of our brand, increase the number of users of our IP telephony services and build user loyalty

     o to increase revenues to cover the increased marketing expenditures we have planned

     o to compete effectively

     o to develop new products and keep pace with developing technology

     In addition, because we expect an increasing percentage of our revenues to be derived from our enhanced IP communications services, our past operating results may not be indicative of our future results.

WE MAY NOT BE ABLE TO EXPAND OUR REVENUE AND ACHIEVE PROFITABILITY


     Our business strategy is to expand our revenue sources to enhanced IP communications services and advertising on the Internet. We can neither assure you that we will be able to do this or that this strategy will be profitable. Currently our revenues are primarily generated from carrier transmission services for RSL COM and other communications carriers. Carrier transmission services generated 70.2% of our total revenues for the nine months ended September 30, 1999 and 74.7% in 1998. Enhanced IP communications services generated 18.7% of our total revenues for the nine months ended September 30, 1999 and 20.5% in 1998. The provision of carrier transmission services and enhanced IP communications services have not been profitable to date.



     In the future, we intend to generate increased revenues from multiple sources, many of which are unproven, including the commercial sale of enhanced IP communications services and advertising on the Internet. To date, we have recorded no revenue from advertising. We expect that our revenues for the foreseeable future will be dependent on, among other factors:


     o sale of enhanced IP communications services

     o acceptance and use of Internet communications

     o continued rapid growth of the Internet consumer market

     o expansion of service offerings

     o user traffic levels

     o the effect of competition, regulatory environment, international long distance rates and access and transmission costs on our prices

     o sale of carrier transmission services

     o continued improvement of our global network quality

     o sale of Internet advertising


We may not be able to sustain our current revenues or successfully generate additional revenues from the sale of carrier transmission services, enhanced IP communications services and advertising on the Internet in the future.


WE CANNOT ASSURE YOU THAT A MARKET FOR OUR SERVICES WILL DEVELOP


     We are uncertain whether a market will develop for our enhanced IP communications services. Our market is new and rapidly evolving. Our ability to sell our services to end users may be inhibited by, among other factors, the reluctance of some end users to switch from traditional communications carriers to IP communications carriers and by concerns with the quality of Internet and IP telephony and adequacy of security in the exchange of information over the Internet. End users in markets serviced by recently deregulated telecommunications providers are not familiar with obtaining services from competitors of these providers and may be reluctant to use new providers, such as our company. Our ability to increase revenues from enhanced IP communications services depends on the migration of traditional telephone network traffic to our IP network. We will need to devote substantial resources to educate end users about the benefits of IP communications solutions in general and our services in particular, and as a result, we intend to spend approximately $20 million in 2000 for marketing and promotional activities. If end users do not accept our enhanced IP communications services as a means of sending and receiving communications we will not be able to increase our number of paid users or successfully generate revenues in the future.


OUR FUTURE SUCCESS DEPENDS ON THE GROWTH IN THE USE OF THE INTERNET AS A MEANS OF COMMUNICATIONS

     If the market for IP communications, in general, and our services in particular, does not grow at the rate we anticipate, we will not be able to increase our number of users or generate revenues from our enhanced IP communications services or from advertising on the Internet at the rate we anticipate. We currently rely on revenues generated primarily from the sale of carrier transmission services but expect in the future to increasingly rely on revenues generated from enhanced IP communications services and from advertising on the Internet. To be successful, IP communications requires validation as an effective, quality means of communication and as a viable alternative to traditional telephone service. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced services are subject to a high level of uncertainty. The Internet may not prove to be a viable alternative to traditional telephone service for reasons including:

     o inconsistent quality or speed of service

     o traffic congestion on the Internet

     o potentially inadequate development of the necessary infrastructure

     o lack of acceptable security technologies

     o lack of timely development and commercialization of performance improvements

     o unavailability of cost-effective, high-speed access to the Internet

     If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, or its performance or reliability may decline. In addition, Web sites may from time to time experience interruptions in their service as a result of outages and other delays occurring throughout the Internet network infrastructure. If these outages or delays frequently occur in the future, Internet usage, as well as usage of our communications portal and our services, could be adversely affected.

IF WE DO NOT DEVELOP THE DELTATHREE.COM BRAND, WE MAY NOT BE ABLE TO MAINTAIN A LEADING POSITION IN OUR INDUSTRY


     We may not be able to become the leader in our industry. To become the leader, we must strengthen the brand awareness of the deltathree.com brand. If we fail to create and maintain brand awareness, it could adversely affect our ability to attract sufficient Web traffic and reduce our attractiveness to advertisers. Brand recognition may become more important in the future with the growing number of Internet sites and IP communications providers.


IF WE FAIL TO ESTABLISH MARKETING RELATIONSHIPS THAT PROVIDE US VISIBILITY, WE MAY NOT BE ABLE TO SUFFICIENTLY INCREASE OUR SALES

     We believe that our success depends, in part, on our ability to develop and maintain marketing and promotional relationships with Internet companies and communications equipment and software companies that themselves have strong brand names or high traffic volumes. If we are unable to establish and maintain these relationships, we may not be able to increase sales of our services, and we may lose users.

WE WILL NEED ADDITIONAL CAPITAL TO FINANCE OUR OPERATIONS IN THE FUTURE AND MAY HAVE TO REQUEST IT FROM RSL COM WHO HAS NO OBLIGATION TO PROVIDE IT


     We intend to continue to enhance and expand our network in order to maintain our competitive position and meet the increasing demands for service quality, capacity and competitive pricing. Also, the introduction of our new enhanced IP communications services will require significant marketing and promotional expenses that we often incur before we begin to receive the related revenue. If our cash flow from operations is not sufficient to meet our capital expenditure and working capital requirements, we will need to raise additional capital from other sources. We are a "restricted subsidiary" under RSL COM's indentures and will continue to be one after the completion of the offering. The limitations under RSL COM's restrictive indenture covenants prohibit RSL COM and its restricted subsidiaries, including us, from incurring any significant amount of additional debt. We have also agreed with RSL COM not to take any action which would cause RSL COM to default under its indentures and not to incur any debt, other than inter-company debt, without its written consent so long as we are a restricted subsidiary of RSL COM. Those limitations may require us to resort to other sources of funding, such as the issuance of equity. If we issue additional equity, investors could experience dilution. If we are unable to raise additional capital through the issuance of equity, we may need to rely upon RSL COM to provide any additional capital to meet our working capital and capital expenditure requirements and we cannot assure you that RSL COM or any other third party will be willing or able to provide additional capital on favorable terms. If we are unable to obtain additional capital, we may be required to reduce the scope of our business or our anticipated growth, which would reduce our revenues.


WE MAY BE UNABLE TO MANAGE OUR EXPANSION AND ANTICIPATED GROWTH EFFECTIVELY

     We have grown and expect to continue to grow rapidly. This growth has placed, and is likely to continue to place, a significant strain on our managerial, operational and financial resources. To manage our growth, we must continue to implement and improve our operational and financial systems, as well as our managerial controls and procedures. We cannot assure you that we have made adequate allowances for the costs and risks associated with this expansion, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to successfully offer and expand our services. If we are unable to effectively manage our expanding operations, our revenues may not increase, our cost of operations may rise and we may not be profitable.

POTENTIAL FLUCTUATIONS IN OUR QUARTERLY FINANCIAL RESULTS MAKE IT DIFFICULT FOR INVESTORS TO PREDICT OUR FUTURE PERFORMANCE

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. The factors generally within our control include:

     o the rate at which we are able to attract users to purchase our enhanced IP communications services

     o the amount and timing of expenses to enhance marketing and promotion efforts and to expand our infrastructure

     o the timing of announcements or introductions of new or enhanced services by us

     The factors outside our control include:

     o the timing of announcements or introductions of new or enhanced services by our competitors

     o technical difficulties or network interruptions in the Internet or our privately managed network

     o general economic and competitive conditions specific to our industry


     The foregoing factors also may create other risks affecting our long-term success, as discussed in the other risk factors.

     We believe that quarter-to-quarter comparisons of our historical operating results may not be a good indication of our future performance, nor would our operating results for any particular quarter be indicative of our future operating results.




OUR NETWORK MAY NOT BE ABLE TO ACCOMMODATE OUR CAPACITY NEEDS


     We expect the volume of traffic we carry over our network to increase significantly as we expand our operations and service offerings. Our network may not be able to accommodate this additional volume. In order to ensure that we are able to handle additional traffic, we may have to enter into long-term agreements for leased capacity. To the extent that we overestimate our capacity needs, we may be obligated to pay for more transmission capacity than we actually use, resulting in costs without corresponding revenues. Conversely, if we underestimate our capacity needs, we may be required to obtain additional transmission capacity from more expensive sources. If we are unable to maintain sufficient capacity to meet the needs of our users, our reputation could be damaged and we could lose users.

WE FACE A RISK OF FAILURE OF COMPUTER AND COMMUNICATIONS SYSTEMS USED IN OUR BUSINESS


     Our business depends on the efficient and uninterrupted operation of our computer and communications systems as well as those that connect to our network. We maintain communications systems in five facilities in New York, Los Angeles, London, Frankfurt and Jerusalem. Our systems and those that connect to our network are subject to disruption from natural disasters or other sources of power loss, communications failure, hardware or software malfunction, network failures and other events both within and beyond our control. In December 1998, we experienced a system disruption while we were installing a new billing system and users were unable to access our Web site for six hours. In July 1999, we experienced a system disruption with respect to our unified messaging service, D3 Box, while the product was being market tested. For a period of three days the system was down and users were unable to send or retrieve new messages. Any system interruptions that cause our services to be unavailable, including significant or lengthy telephone network failures or difficulties for users in communicating through our network or portal, could damage our reputation and result in a loss of users.


OUR COMPUTER SYSTEMS AND OPERATIONS MAY BE VULNERABLE TO SECURITY BREACHES

     Our computer infrastructure is potentially vulnerable to physical or electronic computer viruses, break-ins and similar disruptive problems and security breaches which could cause interruptions, delays or loss of services to our users. We believe that the secure transmission of confidential information over the Internet, such as credit card numbers, is essential in maintaining user confidence in our services. We rely on licensed encryption and authentication technology to effect secure transmission of confidential information, including credit card numbers. It is possible that advances in computer capabilities, new technologies or other developments could result in a compromise or breach of the technology we use to protect user transaction data. A party that is able to circumvent our security systems could misappropriate proprietary information or cause interruptions in our operations. Security breaches also could damage our reputation and expose us to a risk of loss or litigation and possible liability. Although we have experienced no security breaches to date of which we are aware, we cannot guarantee you that our security measures will prevent security breaches.

YEAR 2000 COMPLICATIONS MAY HARM OUR BUSINESS

     The "Year 2000 issue" is the result of computer systems and programs using two digits (rather than four) to identify a given year. Computer systems that have time sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations or other computer errors causing disruptions of operations. The potential for system failures encompasses all aspects of our business, including our computer systems and IP network, and could cause, among other things, disruptions in the operation of the Internet and our Web site and a temporary inability to engage in normal business activities.

     We completed testing of our systems in October 1999. This testing did not identify any material non-compliant systems operated by us or our vendors, suppliers and service providers. Therefore, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged disruption or failure of the Internet or the telecommunications infrastructure. Any failures or disruptions could prevent us from operating our network or prevent users from accessing our Web site and services, which could result in loss of users, lost revenues, increased operating costs and material disruptions in the operation of our business. We have not developed our own contingency plan to deal with problems that result from Year 2000 issues and are dependent on a contingency plan developed by RSL COM to deal with such problems.


THIRD PARTIES MIGHT INFRINGE UPON OUR PROPRIETARY TECHNOLOGY


     We cannot assure you that the steps we have taken to protect our intellectual property rights will prevent misappropriation of our proprietary technology. To protect our rights to our intellectual property, we rely on a combination of trademark and patent law, trade secret protection, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. Although we do not currently own any issued patents, we have pending applications for patents in the United States and Israel. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective copyright and trade secret protection may not be available in every country in which we offer or intend to offer our services. Failure to adequately protect our intellectual property could harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending our intellectual property rights could result in the expenditure of significant financial and managerial resources.


OUR SERVICES MAY INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS

     Third parties may assert claims that we have violated a patent or infringed a copyright, trademark or other proprietary right belonging to them. We incorporate licensed third-party technology in some of our services. In these license agreements, the licensors have agreed to indemnify us with respect to any claim by a third party that the licensed software infringes any patent or other proprietary right so long as we have not made changes to the licensed software. We cannot assure you that these provisions will be adequate to protect us from infringement claims. Any infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.


     On October 8, 1999, we were named as a defendant in a lawsuit alleging that we are infringing on a patent by making, using, selling and offering for sale prepaid telephone card products in the United States. The plaintiffs are seeking an injunction to stop us from using the technology covered by this patent, monetary damages in an unspecified amount and reimbursement of attorneys' fees. The litigation was only recently filed and we are presently evaluating these claims. We believe that we have meritorious defenses to the claim and we intend to defend the lawsuit vigorously. However, the outcome of the litigation is inherently unpredictable and an unfavorable result may have a material adverse effect on our business, financial condition and results of operations. Regardless of the ultimate outcome, the litigation could result in substantial expenses to us and significant diversion of efforts by our managerial and other personnel.


OPERATING INTERNATIONALLY EXPOSES US TO ADDITIONAL AND UNPREDICTABLE RISKS

     We intend to continue to enter additional markets in Eastern Europe, Africa and Asia and to expand our existing operations outside the United States. International operations are subject to inherent risks, including:

     o potentially weaker protection of intellectual property rights

     o political instability


     o unexpected changes in regulations and tariffs


     o fluctuations in exchange rates

     o varying tax consequences

     o uncertain market acceptance and difficulties in marketing efforts due to language and cultural differences

WE HAVE EXPERIENCED LOSSES AS A RESULT OF FRAUD

     We have experienced losses due to fraud. In 1998, we experienced losses from fraud of approximately $240,000. Callers have obtained our services without rendering payment by unlawfully using our access numbers and personal identification numbers. Although we have implemented anti-fraud measures in order to control losses relating to these practices, these measures may not be sufficient to effectively limit all of our exposure in the future from fraud and we continue to experience losses from fraud. Such losses in 1999 were less than $2,000 a month on average. While we have established reserves for bad debts in accordance with historical levels of uncollectible receivables resulting primarily from these fraudulent practices, our losses may exceed our reserves and could rise significantly above anticipated levels.

INTENSE COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE


     Competition in the market for each of enhanced IP communications services and carrier transmission services is becoming increasingly intense and is expected to increase significantly in the future. The market for enhanced internet and IP communications is new and rapidly evolving. We expect that competition from companies both in the Internet and telecommunications industries will increase in the future. Our competitors include both start-up IP telephony service providers and established traditional communications providers. Many of our existing competitors and potential competitors have broader portfolios of services, greater financial, management and operational resources, greater brand-name recognition, larger subscriber bases and more experience than we have. In addition, many of our IP telephony competitors use the Internet instead of a private network to transmit traffic. Operating and capital costs of these providers may be less than ours, potentially giving them a competitive advantage over us in terms of pricing.



     We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing initially on instant messaging, although we expect them to begin to provide PC-to-phone services.



     For the carrier transmission services business, we compete with telecommunications providers, long distance carriers and other long distance resellers and providers of carrier services. Competition for carrier traffic is primarily based on price. Decreasing telecommunications rates have resulted in intense price competition and we expect that competition will continue to increase significantly as telecommunications rates decrease. Increased competition could force us to further reduce our prices and profit margins, and may reduce our market share.



     If we are unable to provide competitive service offerings, we may lose existing users and be unable to attract additional users. In addition, many of our competitors, especially traditional carriers, enjoy economies of scale that result in a lower cost structure for transmission and related costs, which cause significant pricing pressures within the industry. Although the minutes of use we sell are increasing, revenues are not increasing at the same rate due primarily to a decrease in revenue per minute for our carrier transmission services. In order to remain competitive we intend to increase our efforts to promote our services, and we cannot be sure that we will be successful in doing this.


     In addition to these competitive factors, recent and pending deregulation in some of our markets may encourage new entrants. We cannot assure you that additional competitors will not enter markets that we plan to serve or that we will be able to compete effectively.

DECREASING TELECOMMUNICATIONS RATES MAY DIMINISH OR ELIMINATE OUR COMPETITIVE PRICING ADVANTAGE

     Decreasing telecommunications rates may diminish or eliminate the competitive pricing advantage of our enhanced IP communications services and carrier transmission services. International and domestic telecommunications rates have decreased significantly over the last few years in most of the markets in which we operate, and we anticipate that rates will continue to be reduced in all of the markets in which we do business or expect to do business. Users who select our enhanced IP communications services to take advantage of the current pricing differential between traditional telecommunications rates and our rates may switch to traditional telecommunications carriers as such pricing differentials diminish or disappear, and we will be unable to use such pricing differentials to attract new customers in the future. In addition, our ability to market our carrier transmission services to telecommunications carriers depends upon the existence of spreads between the rates offered by us and the rates offered by traditional telecommunications carriers, as well as a spread between the retail and wholesale rates charged by the carriers from which we obtain wholesale service. Continued rate decreases will require us to lower our rates to remain competitive and will reduce or possibly eliminate our gross profit from our carrier transmission services. If telecommunications rates continue to decline, we may lose users for our enhanced IP communications services and carrier transmission services.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES RELATING TO IP TELEPHONY COULD HARM OUR BUSINESS


     Traditionally, voice communications services have been provided by regulated telecommunications common carriers. We offer voice communications to the public for international and domestic calls using IP telephony, and we do not operate as a licensed telecommunications common carrier in any jurisdiction. Based on specific regulatory classifications and recent regulatory decisions, we believe we qualify for certain exemptions from telecommunications common carrier regulation in many of our markets. However, the growth of IP telephony has led to close examination of its regulatory treatment in many jurisdictions making the legal status of our services uncertain and subject to change as a result of future regulatory action, judicial decisions or legislation in any of the jurisdictions in which we operate.



     Established regulated telecommunications carriers have sought and may continue to seek regulatory actions to restrict the ability of companies such as ours to provide services or to increase the cost of providing such services. In addition, our services may be subject to regulation if regulators distinguish phone-to-phone telephony service using IP technologies over privately-managed networks such as our services from integrated PC-to-PC and PC-originated voice services over the Internet. Some regulators may decide to treat the former as regulated common carrier services and the latter as unregulated enhanced or information services.



     Application of new regulatory restrictions or requirements to us could increase our costs of doing business and prevent us from delivering our services by our current arrangements. In such event, we would consider a variety of alternative arrangements for providing our services, including obtaining appropriate regulatory authorizations for our local network partners or ourselves, changing our service arrangements with RSL COM for a particular country or limiting our service offerings. Such regulations could limit our service offerings, raise our costs and restrict our pricing flexibility, and potentially limit our ability to compete effectively. Further, regulations and laws which affect the growth of the Internet could hinder our ability to provide our services over the Internet. For a more detailed discussion of the regulation of IP telephony, see "Business--Regulation of IP Telephony."


WE MAY NOT BE ABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES IN THE COMMUNICATIONS INDUSTRY

     Our industry is subject to rapid technological change. We cannot predict the effect of technological changes on our business. In addition, widely accepted standards have not yet developed for the technologies we use. We expect that new services and technologies will emerge in the market in which we compete. These new services and technologies may be superior to the services and technologies that we use, or these new services may render our services and technologies obsolete.

     To be successful, we must adapt to our rapidly changing market by continually improving and expanding the scope of services we offer and by developing new services and technologies to meet customer needs. Our success will depend, in part, on our ability to license leading technologies and respond to technological advances and emerging industry standards on a cost-effective and timely basis. We will need to spend significant amounts of capital to enhance and expand our services to keep pace with changing technologies.

RISKS RELATED TO OUR RELATIONSHIP WITH RSL COM

WE DEPEND ON SALES TO RSL COM


     We currently depend on sales to RSL COM, our controlling stockholder, for a substantial majority of our revenues. RSL COM accounted for 37.6%, 69.1% and 63.4% of our revenues for the years ended December 31, 1997 and December 31, 1998 and for the nine months ended September 30, 1999, respectively. RSL COM is not contractually required to purchase services from us, other than a minimum of 50 million minutes per year pursuant to the services agreement for two years from the date of this offering. We cannot assure you that RSL COM will fulfill its obligations under this agreement or that the contract will be renewed upon its expiration. RSL COM resells a significant portion of the carrier transmission services it purchases from us to third parties. Although we could market our services directly to these third parties if RSL COM ceased purchasing services from us, we cannot assure you that we would succeed in attracting these customers or that these customers would purchase our services in the same volume or on the same terms as from RSL COM.


WE DEPEND ON THE SERVICES RSL COM PROVIDES TO US

     We are currently dependent upon RSL COM for leased line capacity, data communications facilities, traffic termination services and physical space for our equipment. Through our relationship with RSL COM, which owns or leases substantial bandwidth for its own business, we have access to bandwidth. We are able to take advantage of RSL COM's volume discounts and achieve cost efficiencies that we could not achieve on our own. Although we have entered into a services agreement with RSL COM for it to provide these services through 2004, if RSL COM becomes unwilling or unable to provide its current level of services to us during the term of such agreement or thereafter, we may not be able to find replacement service providers on a timely basis. If we are required to change providers, we would likely experience delays, operational difficulties and increased expenses, and our ability to provide services to our users or expand our operations may be impaired.


     The inter-company agreements with RSL COM were made in the context of a parent-subsidiary relationship and were not negotiated on an arms' length basis. As a result, the terms of such agreement may be better or worse than the terms that would have been negotiated by unaffiliated third parties for similar arrangements.


RSL COM WILL CONTROL ALL MATTERS SUBMITTED TO A STOCKHOLDER VOTE


     After completion of this offering, RSL COM will own all of our Class B common stock and will therefore own approximately 96.5% of the voting power of our company, or approximately 96.2% of the voting power if the underwriters' over-allotment option is exercised in full.


     As long as RSL COM continues to beneficially own shares of capital stock representing more than 50% of the voting power of our outstanding capital stock, RSL COM will be able to exercise a controlling influence over decisions affecting our company, including:

     o composition of our board of directors and, through it, the direction and policies of our company, including the appointment and removal of officers

     o mergers or other business combinations involving our company

     o acquisitions or dispositions of assets by our company

     o future issuances of capital stock or other securities by our company

     o incurrence of debt by our company

     o amendments, waivers and modifications to any agreements between us and RSL COM

     o payment of dividends on our capital stock

     o approval of our business plans and general business development

In addition, six of our nine directors are officers and/or directors of RSL COM, or otherwise affiliated with RSL COM. As a result, the ability of any of our other stockholders to influence the management of our company is limited, which could have an adverse effect on the market price of our stock.


WE ARE SUBJECT TO THE COVENANTS OF RSL COM'S INDENTURES WHICH RESTRICT OUR ABILITY TO CONDUCT OUR BUSINESS


     We are subject to covenants by reason of our status as a restricted subsidiary of RSL COM under the indentures that govern a substantial amount of RSL COM's debt. As of September 30, 1999, RSL COM had approximately
$1.2 billion of debt outstanding under these indentures. This debt is unsecured. These restrictions significantly limit the ability of RSL COM and its restricted subsidiaries, including our company, to incur additional indebtedness or create liens on their assets. Effectively, our ability to incur indebtedness is limited by the amount of indebtedness that RSL COM and its restricted subsidiaries, including our company, are permitted to incur under the indentures. The limitations under RSL COM's restrictive indenture covenants currently prohibit us from incurring any significant amount of additional debt. We have also agreed with RSL COM not to take any action which would cause RSL COM to default under its indentures and not to incur any debt, other than inter-company debt, without its written consent so long as we are a restricted subsidiary of RSL COM. In addition, currently the restrictions under the RSL COM indentures effectively prohibit us from paying dividends and limit our ability to make other distributions in respect of our capital stock, sell assets, engage in mergers or acquisitions or make some types of investments. Such restrictions also limit the ability of a third party to acquire a controlling interest in our company. These restrictions may prohibit transactions that would otherwise be beneficial to our company.


THE INTERESTS OF RSL COM MAY CONFLICT WITH OUR INTERESTS

     The interests of RSL COM, our controlling stockholder and principal customer, may conflict with our interests.

     Services. We have entered into a services agreement with RSL COM for the provision of traffic termination services, colocation rights and other network support services. We provide carrier transmission services to RSL COM. Because of these transactions and RSL COM's controlling position in our company, conflicts of interest could arise relating to the nature, quality and pricing of services or products provided by us to RSL COM or by RSL COM to us.


     Financial Support. Historically, RSL COM has funded our working capital and operating losses. As a result, we owe RSL COM $12.3 million, as of September 30, 1999. Also, to the extent that we require additional working capital we may need to turn to RSL COM. Because of RSL COM's control over us, conflicts of interest could arise relating to the prepayment of borrowings, the provision of additional funding and the terms of such funding and general issues relating to the uses and sources of our funds.



     Board Conflicts. Six of our nine directors are officers and/or directors of RSL COM, or otherwise affiliated with RSL COM. Our directors who are also directors or officers of RSL COM will have fiduciary duties, including duties of loyalty, to both companies and may have conflicts of interest with respect to matters potentially involving or affecting us, such as acquisitions, financings or other corporate opportunities that may be suitable for both us and RSL COM. Some of these individuals and a number of our executive officers own substantial amounts of RSL COM capital stock and/or options for shares of RSL COM capital stock. Although we believe that these directors and officers will be able to fulfill their fiduciary duties to our stockholders despite their positions with RSL COM and their ownership of RSL COM capital stock and options, there could be potential conflicts of interest when these directors and officers are faced with decisions that could have different implications for our company and RSL COM. There are no specific policies in place with respect to any conflicts that may arise. We expect conflicts to be resolved on a case-by-case basis, and in a manner consistent with applicable law. For example, if a business opportunity were presented to both us and RSL COM for consideration, directors affiliated with RSL COM would not participate in our consideration of that opportunity. However, conflicts could be resolved in a manner adverse to us which could harm our business.

RSL COM MAY COMPETE WITH OUR COMPANY


     RSL COM is in the communications business and may compete with us under some circumstances. Under the services agreement between us and RSL COM, RSL COM is prohibited from competing with us in providing Internet telephony services as described in the services agreement, provided that we provide RSL COM with any requested Internet telephony services promptly and with quality assurance. However, this non-competition provision terminates on September 3, 2001 and the scope of such provision is subject to the following limitations:


     o RSL COM and its subsidiaries may acquire up to 20% in an entity providing Internet telephony services

     o RSL COM and its subsidiaries may be stockholders in entities providing Internet telephony services, provided that Internet telephony services are ancillary to the business of that entity

     o the non-competition provision does not apply to RSL COM's subsidiaries that become publicly traded companies

     o Internet telephony services under the non-competition provision are limited to (1) phone to phone services marketed as IP to the general public, including both individuals and businesses and (2) the following Web-based enhanced communication services: PC-to-phone, D3 box, Click IT, Global Roaming, IP-initiated conference calls, Phone-to-PC, D3 Fax, information services and white boarding

RSL COM'S CLASS B COMMON STOCK MAY BE TRANSFERRED TO A THIRD PARTY THAT WOULD EFFECTIVELY CONTROL US

     Although our Class B common stock generally converts to common stock automatically upon transfer, RSL COM may transfer our Class B common stock to permitted transferees, including entities controlled by RSL COM or its principal stockholder, Ronald S. Lauder, and successors in interest of RSL COM. As a result, a third party could acquire our Class B common stock and may become party to our intercompany agreements. We cannot assume that a third party would maintain good relations with us or maintain or renew our agreements with RSL COM.

RISKS RELATED TO THIS OFFERING

FUTURE SALES OF CAPITAL STOCK MAY ADVERSELY AFFECT OUR STOCK PRICE


     Future sales of capital stock in the market after this offering or the perception that such sales could occur may adversely affect the market price of our stock and make it difficult for us to raise additional capital through the sale of equity at prices acceptable to us. Following this offering, we will have approximately 7,001,469 shares of common stock, or approximately 7,751,469 shares of common stock outstanding if the underwriters exercise their over-allotment option in full, and 19,569,459 shares of Class B common stock outstanding. Of these shares, persons other than our affiliates (as this term is defined under the Securities Act, and which includes RSL COM) may freely transfer the shares of common stock sold in this offering without restriction or further registration under the Securities Act. However, we have given RSL COM both demand and piggyback registration rights with respect to common stock into which Class B common stock will convert. For more information about these registration rights, see "Related Party Transactions--RSL COM--Registration Rights Agreement" and "Shares Eligible for Future Sale."



     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. RSL COM, Yahoo!, CNET and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and holders of options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. Shares of capital stock subject to these lock-up agreements will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act for holders who are our affiliates.


YOU WILL EXPERIENCE IMMEDIATE AND SIGNIFICANT DILUTION OF BOOK VALUE PER SHARE


     The initial public offering price of our common stock will be substantially higher than the net tangible book value per share of the outstanding common stock immediately after this offering. Therefore, based upon an assumed initial public offering price of $12.00 per share, if you purchase our common stock in this offering, you will incur immediate dilution of approximately $9.72 in the net tangible book value per share of common stock from the price you pay for our common stock in this offering.


A THIRD PARTY MAY BE DETERRED FROM ACQUIRING OUR COMPANY

     The disproportionate voting rights of our Class B common stock relative to our common stock could delay, deter or prevent a third party from attempting to acquire control of us. This provision may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of our company, even though such a change in ownership would be economically beneficial to our company and our stockholders.

WE CANNOT GUARANTEE THAT A TRADING MARKET WILL DEVELOP FOR OUR COMMON STOCK

     There has not been a public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price will be determined by negotiation between the representative of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

VOLATILITY OF OUR STOCK PRICE COULD ADVERSELY AFFECT OUR STOCKHOLDERS

     The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to factors such as:


     o variations in our actual or anticipated quarterly operating results or those of our competitors


     o announcements by us or our competitors of technological innovations

     o introduction of new products or services by us or our competitors

     o changes in financial estimates by securities analysts

     o conditions or trends in the Internet industry

     o changes in the market valuations of other Internet companies

     o announcements by us or our competitors of significant acquisitions

     o our entry into strategic partnerships or joint ventures

     o sales of our capital stock by RSL COM


All of these factors are, in whole or part, beyond our control and may materially adversely affect the market price of our common stock regardless of our performance.


     Investors may not be able to resell their shares of our common stock following periods of volatility because of the market's adverse reaction to such volatility. In addition, the stock market in general, and the market for Internet-related and technology companies in particular, has been highly volatile. The trading prices of many Internet-related and technology companies' stocks have reached historical highs within the last 52 weeks and have reflected relative valuations substantially above historical levels. During the same period, such companies' stocks have also been highly volatile and have recorded lows well below such historical highs. We cannot assure you that our stock will trade at the same levels of other Internet stocks or that Internet stocks in general will sustain their current market prices.

WE DO NOT INTEND TO PAY DIVIDENDS

     We have never declared or paid any cash dividends on our common stock. We intend to retain any future earnings to finance our operations and to expand our business and, therefore, do not expect to pay any cash dividends in the foreseeable future. In addition, indentures governing outstanding indebtedness of RSL COM restrict our ability to declare or pay cash dividends, and, for the foreseeable future, effectively prohibit such payments or declarations.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address, among other things: development of services; expansion strategy; use of proceeds; projected capital expenditures; liquidity; development of additional revenue sources; development and expansion of marketing relationships; market acceptance of Internet telephony; technological advancement; ability to develop "brand" awareness and global expansion. These statements may be found in the sections of this prospectus entitled "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as of result of various factors, including all the risks discussed in "Risk Factors" and elsewhere in this prospectus.


     We urge you to consider that statements which use the terms "believe," "do not believe," "expect," "plan," "intend," "estimate," "anticipate" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties.

                                USE OF PROCEEDS

     We estimate that the net proceeds we will receive from the sale of the 5,000,000 shares of common stock will be approximately $54.3 million (approximately $62.7 million if the underwriters exercise their over-allotment option in full) after deducting the underwriting discount and estimated expenses of this offering.


     We expect that we will use the net proceeds from this offering to be allocated as follows:



     o approximately $20 million to fund marketing and promotional activities





     o approximately $10 million for capital expenditures



     o the balance for general corporate purposes



     The preceding allocations are only an estimate and the amounts that we actually expend will depend upon several factors, including our available cash, the success of our marketing and promotion activities and the availability of new business opportunities.


     Pending use of the net proceeds, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

                                DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We do not anticipate paying any cash dividends on our capital stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and to expand our business. In addition, indentures governing outstanding indebtedness of RSL COM restrict our ability to declare or pay cash dividends, and, for the foreseeable future, effectively prohibit such payments or declarations. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, operating results, capital requirements and other factors that our board of directors considers appropriate.

                                   CAPITALIZATION


     The following table sets forth our capitalization as of September 30, 1999. Our capitalization is presented:


     (1) on an actual basis

     (2) on a pro forma basis to give effect to:


          o the issuance of 167,238 shares of common stock to Yahoo! (including 41,963 shares issued upon the exercise of a warrant at an exercise price of $7.98 per share, assuming a cashless exercise) in exchange for the offset of an account payable to Yahoo! in the amount of $1 million



          o the issuance of 1,085,943 shares of common stock to CNET for approximately $11 million (excluding a warrant to purchase 466,028 shares of common stock)



          o an increase in deferred compensation attributable to RSL COM restricted units, representing the difference between the exercise price of the restricted units and the deemed fair value of our common stock, based on an assumed initial public offering price of $12.00 per share



     (3) on a pro forma as adjusted basis to give effect to the foregoing and to:


          o the sale of 5,000,000 shares of common stock offered by us in this offering


          o 748,288 shares issuable upon exchange of RSL COM restricted units that have vested at a weighted average exercise price of $0.31 per share


     The table excludes:


     o 1,076,761 shares of common stock issuable upon the exercise of options outstanding as of September 30, 1999 under our 1999 Stock Incentive Plan at a weighted average exercise price of $5.11 per share



     o 173,939 shares issuable upon the exercise of options to be granted under our 1999 Directors' Plan upon completion of this offering at an exercise price equal to the initial offering price



     o 372,976 shares issuable upon the exercise of options issued in exchange for RSL COM restricted units that have not vested at a weighted average exercise price of $1.80 per share

     Please read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus.



                                                                                              AS OF
                                                                                       SEPTEMBER 30, 1999
                                                                              -------------------------------------
                                                                                                        PRO FORMA
                                                                               ACTUAL      PRO FORMA    AS ADJUSTED
                                                                              ---------    ---------    -----------
                                                                                         (IN THOUSANDS)
Cash and cash equivalents..................................................   $   1,293    $  12,293     $  66,825
                                                                              ---------    ---------     ---------
                                                                              ---------    ---------     ---------
Long-term debt due to affiliates...........................................   $  12,307    $  12,307     $  12,307
                                                                              ---------    ---------     ---------
Stockholders' equity:
  Preferred stock, $0.001 par value per share;
     25,000,000 shares authorized; no shares issued and outstanding........          --           --            --
  Common stock, $0.001 par value per share;
     200,000,000 shares authorized; no shares issued and outstanding
     (actual), 1,253,181 shares issued and outstanding (pro forma) and
     7,001,469 shares issued and outstanding (pro forma as adjusted).......          --            1             7
  Class B common stock, $0.001 par value per share;
     200,000,000 shares authorized; 19,569,459 shares issued and
     outstanding...........................................................          20           20            20
Additional paid-in capital.................................................      37,177       54,738       109,264
Receivable for capital stock...............................................          --       (1,000)       (1,000)
Deferred compensation......................................................      (6,234)      (8,938)       (8,938)
Accumulated deficit........................................................     (27,125)     (29,983)      (29,983)
                                                                              ---------    ---------     ---------
  Total stockholders' equity...............................................       3,838       14,838        69,370
                                                                              ---------    ---------     ---------
     Total capitalization..................................................   $  16,145    $  27,145     $  81,677
                                                                              ---------    ---------     ---------
                                                                              ---------    ---------     ---------

                                    DILUTION


     As of September 30, 1999, our pro forma consolidated net tangible book value was $4,623,909, or $0.22 per share of capital stock. "Pro forma consolidated net tangible book value per share" represents the total amount of our pro forma consolidated tangible assets reduced by the amount of our consolidated liabilities and divided by the number of shares of capital stock outstanding on a pro forma basis after giving effect to:



          o the issuance of 167,238 shares of common stock to Yahoo! (including 41,963 shares issued upon the exercise of a warrant at an exercise price of $7.98 per share, assuming a cashless exercise) in exchange for the offset of an account payable to Yahoo! in the amount of $1 million



          o the issuance of 1,085,943 shares of common stock to CNET for $11 million (excluding a warrant to purchase 466,028 shares of common stock)



After giving effect to the sale of 5,000,000 shares of common stock in this offering and receipt of the estimated net proceeds from this offering, after deducting the underwriting discount and estimated expenses of this offering, our pro forma consolidated net tangible book value at September 30, 1999 would have been approximately $58.9 million, or $2.28 per share. This represents an immediate increase in pro forma consolidated net tangible book value of $2.06 per share to our existing investors and an immediate dilution of $9.72 per share to new investors.


     "Dilution per share" represents the difference between the price per share to be paid by new investors and the pro forma consolidated net tangible book value per share immediately after this offering. The following table illustrates this per share dilution:


Assumed initial public offering price per share......................................             $   12.00
  Pro forma consolidated net tangible book value per share at September 30, 1999.....  $    0.22
  Increase in pro forma consolidated net tangible book value per share attributable
     to new investors................................................................       2.06
                                                                                       ---------
Pro forma consolidated net tangible book value per share after this offering.........                  2.28
                                                                                                  ---------
Dilution per share to new investors..................................................             $    9.72
                                                                                                  ---------
                                                                                                  ---------



     The following table summarizes, as of September 30, 1999, the differences between the total consideration paid and the average price per share paid by existing investors and new investors with respect to the number of shares of common stock purchased from us.



                                                       SHARES PURCHASED        TOTAL CONSIDERATION
                                                     ---------------------    ----------------------    AVERAGE PRICE
                                                       NUMBER      PERCENT      AMOUNT       PERCENT    PER SHARE
                                                     ----------    -------    -----------    -------    -------------
Existing investors................................   20,822,640       81%     $30,675,714       34%        $  1.47
New investors.....................................    5,000,000       19       60,000,000       66           12.00
                                                     ----------      ---      -----------      ---
  Total...........................................   25,822,640      100%     $90,675,714      100%
                                                     ----------      ---      -----------      ---
                                                     ----------      ---      -----------      ---


     The foregoing table excludes:


          o 748,288 shares issuable upon exchange of RSL COM restricted units that have vested at a weighted average exercise price of $0.31 per share



          o 1,076,761 shares of common stock issuable upon the exercise of options outstanding as of June 30, 1999 under our 1999 Stock Incentive Plan at a weighted average exercise price of $5.11 per share



          o 173,939 shares issuable upon the exercise of options to be granted under our 1999 Directors' Plan upon completion of this offering at an exercise price equal to the initial offering price



          o 372,976 shares issuable upon the exercise of options issued in exchange for RSL COM restricted units that have not vested at a weighted average exercise price of $1.80 per share

                      SELECTED CONSOLIDATED FINANCIAL DATA


     We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent certified public accountants, audited our historical financial statements for the period June 1996 (inception) through December 31, 1996 and as of and for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999. Their report appears elsewhere in this prospectus. The selected balance sheet data as of December 31, 1996 is derived from an audited financial statement not included in this prospectus.



     Statement of operations data and balance sheet data as of and for the nine months ended September 30, 1998 have been derived from our unaudited consolidated financial statements that have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1998 and 1999 are not necessarily indicative of the results that may be expected for the full year.



                                                      PERIOD FROM
                                                       JUNE 1996          YEAR ENDED DECEMBER      NINE MONTHS ENDED
                                                      (INCEPTION) TO              31,                SEPTEMBER 30,
                                                      DECEMBER 31,        -------------------     --------------------
                                                          1996             1997        1998        1998         1999
                                                      ---------------     -------     -------     -------     --------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Affiliates......................................       $      --        $   468     $ 3,896     $ 2,485     $  4,077
  Non-affiliates..................................               1            778       1,742       1,184        2,355
                                                         ---------        -------     -------     -------     --------
    Total revenues................................               1          1,246       5,638       3,669        6,432
Costs and operating expenses:
  Cost of revenues................................              --         (1,065)     (4,657)     (2,649)      (5,811)
  Research and development expenses...............              --           (294)       (651)       (479)        (797)
  Selling and marketing expenses..................              --           (632)     (2,431)     (1,603)      (3,087)
  General and administrative expenses (exclusive
    of non-cash compensation expense).............            (179)        (1,388)     (1,842)     (1,026)      (2,080)
  Non-cash compensation expense...................              --             --        (743)       (640)      (8,926)
  Amortization of goodwill........................              --           (197)     (2,472)     (1,714)      (2,274)
                                                         ---------        -------     -------     -------     --------
    Total costs and operating expenses............            (179)        (3,576)    (12,796)     (8,111)     (22,975)
                                                         ---------        -------     -------     -------     --------
Loss from operations..............................            (178)        (2,330)     (7,158)     (4,442)     (16,543)
Interest expense, net.............................              --            (38)       (186)       (146)        (915)
Minority interests................................              --             --         223          --           --
                                                         ---------        -------     -------     -------     --------
Net loss..........................................       $    (178)       $(2,368)    $(7,121)    $(4,588)    $(17,458)
                                                         ---------        -------     -------     -------     --------
                                                         ---------        -------     -------     -------     --------
Net loss per share--basic and diluted.............       $   (0.03)       $ (0.19)    $ (0.37)    $ (0.24)    $  (0.89)
                                                         ---------        -------     -------     -------     --------
                                                         ---------        -------     -------     -------     --------
Weighted average shares outstanding--basic and
  diluted.........................................           6,420         12,390      19,254      19,149       19,569



                                                                  AS OF DECEMBER 31,            AS OF SEPTEMBER 30,
                                                             ----------------------------       --------------------
                                                             1996      1997        1998          1998         1999
                                                             ----     -------     -------       -------     --------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents................................    $130     $ 3,196     $ 1,357       $   432     $  1,293
Working capital (deficiency).............................      70       2,763      (3,232)       (2,274)      (3,890)
Total assets.............................................     396       8,403      25,676        22,337       24,582
Long-term debt due to affiliates.........................     344          --       5,107         2,031       12,307
Total stockholder's equity (deficiency)..................     (30)      6,272      12,370        14,800        3,838

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes thereto included in another part of this prospectus.

OVERVIEW


     We are a global provider of IP telephony services, which include our carrier transmission services and enhanced Web-based and other communications services. We were founded in 1996 to capitalize on the growth of the Internet as a communications tool by commercially offering IP telephony services. In July 1997, RSL COM acquired a majority interest in our company, and in April 1998, we became a wholly-owned subsidiary of RSL COM after RSL COM acquired the remaining outstanding shares of our capital stock from third parties.


     Since our inception, our primary activities have included:

     o developing our business model

     o hiring management and other key personnel

     o building our IP network

     o offering PC-to-phone, phone-to-phone and carrier transmission services

     o entering into marketing relationships to promote our enhanced IP communication services

     o developing new services

     o developing our interactive communications portal and customer care center

     Since RSL COM's investment in our company in July 1997, we have relied on RSL COM almost exclusively for our financing needs. With the proceeds of this offering, we will be less dependent upon RSL COM for our funding needs.


     In addition, since RSL COM's investment in our company, we have provided RSL COM with a majority of our network capacity which has enabled us to maximize the use of our available network capacity. We currently generate revenues primarily from carrier transmission services for RSL COM and other telecommunications carriers. As we continue to expand our marketing and promotional efforts for our enhanced IP communications services, we expect revenue from these services, over time, to represent a majority of our total revenues. This shift in revenue mix would minimize our reliance upon carrier transmission services for our revenues. In order to increase the number of users of these services we believe we will have to significantly increase our marketing and advertising expenditures. For these reasons our historical operating results may not necessarily be indicative of our future operating performance.


  Revenues

     Revenues are derived from affiliates and non-affiliates. Revenues from affiliates consist of revenues received from RSL COM for carrier transmission services we provide to RSL COM. The majority of the services we provide to RSL COM are resold by RSL COM to other communications companies, and the remainder are used directly by RSL COM's customers. Revenues from non-affiliates consist of revenues from carriers other than RSL COM for carrier transmission services and revenues from users of our enhanced IP communications services, including PC-to-phone and phone-to-phone. All revenues are recognized as the service is performed. Revenues are currently derived from usage charges on a per minute basis. We expect our minutes of use to increase over time. However, prices have been decreasing due to significant competition. This pricing pressure has begun to negatively impact our gross margins, particularly with respect to our carrier transmission services.


     Carrier transmission services to RSL COM accounted for 63.4% of our total revenues for the nine months ended September 30, 1999 and 69.1% of our total revenues in 1998. Carrier transmission services to non-affilates accounted for 15.5% of our total revenues for the nine months ended September 30, 1999 and 5.6% of our total revenues in 1998. The provision of enhanced IP communications services accounted for 18.7% of our total revenues for the nine months ended September 30, 1999 and 20.5% in 1998.

  Costs and Operating Expenses

     Costs and operating expenses consist of cost of revenues, research and development expenses, selling and marketing expenses, general and administrative expenses and amortization of goodwill.


     o Cost of revenues consist primarily of access, termination and transmission costs paid to carriers that we incur when providing services and fixed costs associated with leased transmission lines. The term of our contracts for leased transmission lines is generally one year and either party can terminate with prior notice. We incurred extraordinary costs of approximately $1,596,000 in 1998 and $1,060,000 for the nine months ended September 30, 1999 in integrating the hardware and software purchased from Ericsson into our network, and anticipate that we will incur additional costs of approximately $344,000 through the end of 1999. To compensate us for our costs, Ericsson agreed to offset our payable to them for network telecommunications equipment that we previously purchased from them with a fair market value of $3 million, representing Ericsson's reimbursement of costs incurred by us. As a result we classified this payable as deferred revenues and costs which we recognize as an offset to cost of revenues and research and development expenses as they are incurred.


     o Research and development expenses consist primarily of costs associated with establishing our network and the initial testing of our services and compensation expenses of software developers involved in new product development and software maintenance. In the future, these expenses may fluctuate as a percentage of revenue depending on the project undertaken during the reporting period. Since our inception, we have expensed all research and development costs in each of the periods in which they were incurred.

     o Selling and marketing expenses consist primarily of advertising and promotional expenses incurred to attract potential users and network partners. We expect to substantially increase our selling and marketing expenses as we increase our marketing efforts in order to grow our user base and increase the frequency of use by our registered users and new users of our services. We anticipate that as we add new paid users we will be able to spread these costs over a larger revenue base and accordingly improve our operating margins.


     o General and administrative expenses consist primarily of compensation and benefits for management, finance and administrative personnel, deferred compensation expense, occupancy costs, depreciation of fixed assets and legal and accounting fees. We expect to hire additional personnel and to incur expenses associated with being a public company, including costs of directors' and officers' insurance and increased legal and accounting fees.



     o Amortization of goodwill consists of amortization of the goodwill related to the purchase by RSL COM of all of the outstanding shares of our capital stock. In July 1997, we issued shares representing 51% of outstanding share captital to RSL COM for $5 million. No goodwill was recorded as a result of this issuance. However, as a result of acquiring a controlling interest in us, RSL COM recorded goodwill in the amount of $450,000, representing our net liabilities. RSL COM then proceeded to offer to purchase from our stockholders all of our outstanding shares it did not already own. By April 1998, RSL COM had paid approximately
       $14.7 million in cash and securities for the remaining 49% of our shares that it did not own and RSL COM recorded goodwill in the amount of $14.7 million. As a result of these transactions, RSL COM "pushed down" a total of approximately $15.2 million of goodwill to our financial statements, accounted for in our financial statements as an increase in both goodwill and additional paid-in capital of approximately $15.2 million in the aggregate. The goodwill is being amortized by us over a five-year period. The amortization of this goodwill has been reflected as a charge to operations beginning in 1997. We have recorded amortization expense of approximately $4.9 million through September 30, 1999. The future amortization of the unamortized goodwill balance will result in charges of approximately $750,000 in the fourth quarter of 1999, $3.0 million in 2000, $3.0 million in 2001, $3.0 million in 2002 and $500,000 in 2003.



     We have not recorded any income tax benefit for net losses and credits incurred for any period from inception to September 30, 1999. The utilization of these losses and credits depends on our ability to generate taxable income in the future. Because of the uncertainty of our generating taxable income, we have recorded a full valuation allowance with respect to these deferred assets.

  Deferred Compensation Charge


     We will have to recognize significant recurring charges relating to non-cash compensation expense due to the options to purchase 1,076,761 shares of our common stock granted with an exercise price of $5.11 per share on April 1, 1999. The Company will recognize additional compensation expense for the issuance of shares of our common stock and options to purchase shares of our common stock in exchange for restricted units granted by RSL COM to our employees. These non-cash charges will be recognized over the vesting period of the options to be issued in exchange for unvested restricted units and in the fourth quarter of 1999 with respect to the shares of common stock to be issued in exchange for vested restricted units. Assuming an initial offering price of $12.00 per share, the mid-point of the estimated price range, these charges would total approximately $17.5 million, excluding $9.7 million in deferred compensation expenses previously amortized. Based on this assumption, we will recognize $2.0 million in the fourth quarter of 1999, $4.7 million during the year ending December 31, 2000, and $1.1 million over the period from January 1, 2001 through May 31, 2002.



     In addition, we will record approximately $672,000 of deferred compensation expense related to the sale to Yahoo! of 167,238 shares of our common stock (including a warrant to purchase 41,963 shares of common stock). In lieu of purchasing the shares and warrant for cash, Yahoo! agreed to offset an account payable in the amount of $1 million that we owe to Yahoo! under a marketing and promotional agreement as consideration for the shares and warrant. The deferred compensation expense represents the difference between each of the purchase price of the common stock and the exercise price of the warrant as compared to the fair value of the common stock at the date of sale, assuming an initial public offering price of $12.00 per share. We will amortize this deferred compensation expense over the one year life of our marketing and promotion agreement with Yahoo!.



     We will also record approximately $2.0 million of deferred compensation expense related to the sale to CNET of 1,085,943 shares of our common stock and a warrant to purchase 466,028 shares of common stock for approximately
$11 million. We will amortize the deferred compensation expense over the two year life of our promotion agreement with CNET.





RESULTS OF OPERATIONS


     The following table sets forth the statement of operations data presented as a percentage of revenues for the periods indicated:


                                                                              YEAR ENDED                  NINE MONTHS
                                                                             DECEMBER 31,             ENDED SEPTEMBER 30,
                                                                           ----------------    ----------------------------------
                                                                            1997      1998        1998               1999
                                                                           ------    ------    ---------------    ---------------
Revenues:
  Affiliates............................................................     37.6%     69.1%          67.7%              63.4%
  Non-affiliates........................................................     62.4      30.9           32.3               36.6
                                                                           ------    ------        -------            -------
     Total revenues.....................................................    100.0     100.0          100.0              100.0
Costs and operating expenses:
  Cost of revenues......................................................     85.5      82.6           72.2               90.3
  Research and development expenses.....................................     23.6      11.5           13.1               12.4
  Selling and marketing expenses........................................     50.7      43.1           43.7               48.0
  General and administrative expenses (exclusive of non-cash
     compensation expense)..............................................    111.4      32.7           28.0               32.3
  Non-cash compensation expense.........................................       --      13.2           17.4              138.8
  Amortization of goodwill..............................................     15.9      43.9           46.7               35.4
                                                                           ------    ------        -------            -------
     Total costs and operating expenses.................................    287.1     227.0          221.1              357.2
                                                                           ------    ------        -------            -------
Loss from operations....................................................   (187.1)   (127.0)        (121.1)            (257.2)
Interest expense, net...................................................     (3.0)     (3.3)          (4.0)             (14.2)
Minority interests......................................................       --       4.0             --                 --
                                                                           ------    ------        -------            -------
                                                                           (190.1)%  (126.3)%       (125.1)%           (271.4)%
                                                                           ------    ------        -------            -------
                                                                           ------    ------        -------            -------

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998


  Revenues


     Affiliates. Revenues from affiliates were $4.1 million for the nine months ended September 30, 1999 compared to $2.5 million for the nine months ended September 30, 1998, an increase of $1.6 million, or 64.1%. The increase in revenues from affiliates was due to an increase in sales of our services to RSL COM. The increase in sales to RSL COM was due to the growth in our network resulting in our ability to provide additional capacity to RSL COM and an increase in demand for our services from RSL COM offset by decreases in prices.



     Non-affiliates. Revenues from non-affiliates were $2.4 million for the nine months ended September 30, 1999 compared to $1.2 million for the nine months ended September 30, 1998, an increase of $1.2 million or 98.9%. Revenues from carrier transmission services for telecommunications carriers other than RSL COM were $1.0 million for the nine months ended September 30, 1999 compared to $90,848 for the nine months ended September 30, 1998, an increase of $928,418, or 1,021.9%. The increase was due primarily to an increased demand from a larger customer base. Revenues from enhanced IP communications services were $1.2 million for the nine months ended September 30, 1999 compared to $729,414 for the nine months ended September 30, 1998, an increase of $499,051, or 68.4%. The increase in revenues from enhanced IP communications services was due to a greater number of PC-to-phone and phone-to-phone calls being placed by an increasing user base.



     Revenues from carrier transmission services to RSL COM and other telecommunications carriers accounted for 70.2% and 79.2% of revenues for the periods ended September 30, 1999 and 1998, respectively. Other than RSL COM, no other customer accounted for greater than 5% of our revenues during these periods. We expect that revenues from carrier transmission services to RSL COM and other carriers will continue to account for a majority of our revenues through at least the end of 2000.


  Costs and Operating Expenses


     Cost of revenues. Cost of revenues were $5.8 million for the nine months ended September 30, 1999 compared to $2.6 million for the nine months ended September 30, 1998. During the nine months ended September 30, 1999, we recognized a reduction in our costs of revenues of $299,136 as compared to $506,250 for the nine months ended September 30, 1998 as a result of the reimbursement of certain costs from Ericsson, our primary equipment vendor. Excluding this reimbursement, cost of revenues would have been $6.1 million for the nine months ended September 30, 1999 compared to $3.2 million for the nine months ended September 30, 1998, an increase of $2.9 million, or 93.7%. The increase in cost of revenues (excluding the reimbursement) was due primarily to the increased costs associated with the increase in carrier transmission services.



     Research and development expenses. Research and development expenses were $797,273 for the nine months ended September 30, 1999 compared to $479,030 for the nine months ended September 30, 1998. During the nine months ended
September 30, 1999, we recognized reimbursement from Ericsson for expenses we incurred in research and development of $760,285 compared to $488,951 for the nine months ended September 30, 1998. Excluding this reimbursement, research and development costs would have been $1.6 million for the nine months ended September 30, 1999 compared to $968,000 for the nine months ended September 30, 1998, an increase of $589,577, or 60.9%. The increase in research and development expenses (excluding the reimbursement) was due to greater costs incurred in hiring personnel to develop new services and enhancements to our existing services.



     Selling and marketing expenses. Selling and marketing expenses were $3.1 million for the nine months ended September 30, 1999 compared to $1.6 million for the nine months ended September 30, 1998, an increase of $1.5 million, or 92.6%. The increase in selling and marketing expenses was due to the expansion of our marketing and promotional activities.



     General and administrative expenses. General and administrative expenses (exclusive of non-cash compensation expenses) were $2.1 million for the nine months ended September 30, 1999 compared to

$1.0 million for the nine months ended September 30, 1998, an increase of $1.1 million, or 102.7%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs. We expect that general and administrative expenses will continue to increase as we pay executive compensation previously paid by RSL COM.



     Non-cash compensation expenses. Non-cash compensation expenses were $8.9 million for the nine months ended September 30, 1999 compared to $640,165 for the nine months ended September 30, 1998, an increase of $8.3 million, or 1,294.4%. The increase in non-cash compensation expenses was due to the recognition of compensation expense for grants of employee stock options and RSL COM restricted units held by our employees that are to be converted into shares of our common stock or options to purchase our common stock upon completion of this offering.



     Amortization of goodwill. Amortization of goodwill was $2.3 million for the nine months ended September 30, 1999 compared to $1.7 million for the nine months ended September 30, 1998, an increase of $559,300, or 32.6%. The increase in amortization of goodwill was due to a significant increase in goodwill during 1998 that resulted from RSL COM's acquisition of the remaining outstanding shares of our common stock that it did not already own.


  Loss from Operations


     Loss from operations was $16.5 million for the nine months ended
September 30, 1999 compared to $4.4 million for the nine months ended
September 30, 1998, an increase of $12.1 million, or 272.4%. The increase in loss from operations was due primarily to the increase in costs and operating expenses, including non-cash compensation expense, and a decrease in prices we charged for carrier transmission services. We expect to continue to incur losses for the foreseeable future.



  Interest Expense, Net



     Interest expense, net was $914,901 for the nine months ended September 30, 1999 compared to $145,910 for the nine months ended September 30, 1998, an increase of $768,991 or 527.0%. The increase in interest expense was primarily due to increased borrowings from RSL COM to finance our working capital and capital expenditure requirements.


  Net Loss


     Net loss was $17.5 million for the nine months ended September 30, 1999 compared to $4.6 million for the nine months ended September 30, 1998, an increase of $12.9 million, or 280.5%. The increase in net loss was due to the foregoing factors.


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

  Revenues

     Affiliates. Revenues from affiliates were $3.9 million for the year ended December 31, 1998 compared to $467,842 for the year ended December 31, 1997, an increase of $3.4 million, or 732.8%. The increase in revenues from affiliates was due to an increase in sales of our services to RSL COM. The increase in sales to RSL COM was attributable to the growth in our network resulting in our ability to provide additional capacity to RSL COM and an increase in demand for our services from RSL COM.

     Non-affiliates. Revenues from non-affiliates were $1.7 million for the year ended December 31, 1998 compared to $777,799 for the year ended
December 31, 1997, an increase of $964,142, or 124.0%. Revenues from carrier transmission services for telecommunications carriers other than RSL COM were $317,503 for the year ended December 31, 1998 compared to $56,882 for the year ended December 31, 1997, an increase of $260,621, or 458.2%. Revenues from enhanced IP communications services were $1.2 million for the year ended December 31, 1998 compared to $202,643 for the year ended December 31, 1997, an increase of $951,151, or 469.4%. The increase in revenues from carrier transmission and enhanced IP communications services was due to an increase in the destinations we could terminate traffic to as a result of the expansion of our network and an increasing user base. Revenues from equipment sales were $270,644 for the year ended December 31, 1998 compared to $498,504 for the year ended December 31, 1997, a decrease of $227,860, or 45.7%. The decrease was due primarily to our decision to focus on enhanced IP communications services rather than equipment sales. Equipment sales are not expected to constitute a material portion of revenues in the future.

  Costs and Operating Expenses


     Cost of revenues. Cost of revenues were $4.7 million for the year ended December 31, 1998 compared to $1.1 million for the year ended December 31, 1997. For the year ended December 31, 1998, we recognized a reduction in cost of revenues of $694,250 as a result of the reimbursement for certain costs from Ericsson. Excluding this reimbursement, cost of revenues would have totalled $5.4 million, an increase of $4.3 million, or 402.5%. The increase in cost of revenues (excluding the reimbursement) was due primarily to the increased costs associated with the significant increase in carrier transmission services.


     Research and development expenses. Research and development expenses were $650,140 for the year ended December 31, 1998 compared to $294,150 for the year ended December 31, 1997. For the year ended December 31, 1998, we recognized reimbursement from Ericsson for expenses we incurred in research and development of $901,385. Excluding this reimbursement, research and development expenses would have been $1.6 million, an increase of $1.3 million, or 427.5%. The increase in research and development expenses (excluding the reimbursement) was due to greater costs incurred in hiring personnel to develop new services and enhancements to our existing services.

     Selling and marketing expenses. Selling and marketing expenses were $2.4 million for the year ended December 31, 1998 compared to $631,970 for the year ended December 31, 1997, an increase of $1.8 million, or 284.7%. The increase in selling and marketing expenses was due to the expansion of our marketing and promotional activities.


     General and administrative expenses. General and administrative (exclusive of non-cash compensation expense) expenses for the year ended December 31, 1998 were $1.8 million compared to $1.4 million for the year ended December 31, 1997, an increase of $454,764, or 32.8%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs.


     Non-cash compensation expense. Non-cash compensation expenses were $742,780 for the year ended December 31, 1998 compared to zero for the year ended December 31, 1997. The increase in non-cash compensation expense was due to the recognition of compensation expense for grants of employee stock units.


     Amortization of goodwill. Amortization of goodwill was $2.5 million for the year ended December 31, 1998 compared to $197,249 for the year ended December 31, 1997, an increase of $2.3 million, or 1,153.3%. The increase in amortization of goodwill is due to an increase in goodwill which grew significantly during 1998 as a result of RSL COM acquiring the remaining outstanding shares of our company.


  Loss from Operations

     Loss from operations was $7.2 million for the year ended December 31, 1998 compared to $2.3 million for the year ended December 31, 1997, an increase of $4.9 million, or 207.2%. The increase in loss from operations was due primarily to the increase in costs and operating expenses and to a decrease in prices we charged for carrier transmission services.




Interest Expense, Net



     Interest expense, net was $186,295 for the year ended December 31, 1998 compared to $37,232 for the year ended December 31, 1997, an increase of $149,063, or 400.4%. The increase in interest expense was due to increased borrowings from RSL COM to support our working capital and capital expenditure requirements.

  Net Loss

     Net loss was $7.1 million for the year ended December 31, 1998 compared to $2.4 million for the year ended December 31, 1997, an increase of $4.7 million, or 200.8%. The increase in net loss was due to the foregoing factors.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE PERIOD FROM JUNE 1996 (INCEPTION) TO DECEMBER 31, 1996

  Revenues

     Affiliates. Revenues from affiliates were $467,842 for the year ended December 31, 1997. Revenues from RSL COM commenced in August 1997 shortly following RSL COM's investment in us, and, accordingly, we did not generate any revenues from RSL COM in 1996.

     Non-affiliates. Revenues from non-affiliates were $777,799 for the year ended December 31, 1997 compared to $933 for the seven month period ended December 31, 1996. We commenced sales activities during the fourth quarter of 1996 and did not realize any material sales during 1996. Revenues from carrier transmission services for telecommunications carriers other than RSL COM commenced in 1997 and were $56,882 for the year. We did not commence the commercial sale of enhanced IP communications services until the first quarter of 1997. Revenues from enhanced IP communications services were $202,643 for the year ended December 31, 1997. Revenues from equipment sales for the year ended December 31, 1997 were $498,504.

  Costs and Operating Expenses

     Cost of revenues. Cost of revenues was $1.1 million for the year ended December 31, 1997. No such costs were incurred during 1996 since sales and services had not yet commenced.

     Research and development expenses. Research and development expenses were $294,150 for the year ended December 31, 1997. No such costs were incurred in 1996 since research and development activities had not yet commenced.

     Selling and marketing expenses. Selling and marketing expenses were $631,970 for the year ended December 31, 1997. No such costs were incurred in 1996 since marketing efforts had not yet commenced.

     General and administrative expenses. General and administrative expenses for the year ended December 31, 1997 were $1.4 million compared to $179,138 for the seven month period ended December 31, 1996, an increase of $1.2 million, or 674.6%. The increase in general and administrative expenses was primarily due to additional personnel and increased occupancy costs that we incurred in connection with the commencement of our commercial activities, as well as fees and expenses incurred in connection with a private placement during 1997.

     Amortization of goodwill. Amortization of goodwill was $197,249 for the year ended December 31, 1997. We did not have any intangible assets during 1996.

  Loss from Operations

     Loss from operations was $2.3 million for the year ended December 31, 1997 compared to $178,205 for the seven month period ended December 31, 1996. The increase in loss from operations was due to the increased costs associated with our commencing commercial operations and establishing our network infrastructure.




Interest Expense, Net


     Interest expense, net was $37,232 for the year ended December 31, 1997 compared to $397 for the seven month period ended December 31, 1996. The increase in interest expense was primarily due to accrued interest on our convertible notes issued in a private placement during 1996.

  Net Loss

     Net loss was $2.4 million for the year ended December 31, 1997 compared to $178,602 for the seven month period ended December 31, 1996. The increase in net loss was a result of the foregoing factors.

LIQUIDITY AND CAPITAL RESOURCES


     Since our inception in June 1996, we have incurred significant operating and net losses due in large part to the start-up and development of our operations. As of September 30, 1999, we had an accumulated deficit of approximately $27.1 million. We anticipate that we will continue to incur operating and net losses as we implement our growth strategy.



     From our inception, we funded losses and capital expenditures from cash provided from financing activities, primarily the net proceeds of the private placement of:


     o capital stock sold to RSL COM for an aggregate amount of approximately $5.0 million in July 1997

     o capital stock and units of convertible notes and warrants to purchase our capital stock sold to unrelated third parties for an aggregate amount of approximately $1.2 million from July 1997 to April 1998




     o capital stock sold to CNET for an aggregate amount of approximately $11.0 million in October 1999



     In July 1997, RSL COM acquired a 51% interest in our company for approximately $5.0 million. Between July 1997 and April 1998, RSL COM acquired all of the remaining shares of our outstanding capital stock from our shareholders for approximately $14.7 million. In April 1998, our company was merged into a wholly-owned subsidiary of RSL COM. Since RSL COM's acquisition of a controlling interest in us in July 1997, RSL COM has funded our cash requirements, which we have accounted for as inter-company loans bearing interest at the rate of 14% per annum, due on demand after June 30, 2000. Upon completion of an initial public offering by us, the maturity dates will be extended to the first anniversary of the completion of such offering. As of September 30, 1999, we owed approximately $12.3 million (principal and accrued interest) to RSL COM.



     Prior to the closing of this offering, RSL COM will provide us with a $10 million line of credit (exclusive of the existing $12.3 million owed to RSL COM as of September 30, 1999), due on demand after November 1, 2000 and bearing interest at the rate of 14% per annum, which will be available to fund our operating expenses. We are not subject to any negative or financial covenants under either the RSL COM inter-company loans or line of credit. Further, there are no restrictions on our ability to incur additional debt as a result of our inter-company loans or line of credit with RSL COM. However, we are subject to financial restrictions by reason of our status as a restricted subsidiary of RSL COM under indentures relating to outstanding indebtedness of RSL COM. Such restrictions significantly limit and could prohibit the ability of RSL COM and its restricted subsidiaries, including our company, to incur additional indebtedness or to create liens on their assets. Effectively, our ability to incur indebtedness is limited by the amount of indebtedness that RSL COM and its restricted subsidiaries, including our company, are permitted to incur under the indentures. The limitations under RSL COM's restrictive indenture covenants currently prohibit us from incurring any significant amount of additional debt. We have further agreed with RSL COM that we will not incur any debt other than inter-company debt without its written consent so long as we are a restricted subsidiary.



     In 1998 and during the nine months ended September 30, 1999, we incurred approximately $6.0 million and $2.0 million, respectively, in capital expenditures, including purchases of network components, the expansion of our network and computer hardware and software costs. We expect to incur approximately $10.0 million in additional capital expenditures through the end of 2000.



     As of September 30, 1999, we had approximately $1.3 million in cash and cash equivalents. Principal uses of cash have been to fund operating losses, working capital requirements and capital expenditures. We have had significant negative cash flows from operating activities for each annual and quarterly period to date.

     Net cash used in operating activities was $186,247 for the period from June 1996 to December 31, 1996, $1.6 million for the year ended December 31, 1997 and $3.8 million for the year ended December 31, 1998. Net cash used in operating activities was $2.8 million for the nine months ended September 30, 1998 and $4.7 million for the nine months ended September 30, 1999. Net cash used in operating activities in these periods consisted mostly of net operating losses partially offset by increases in trade payables and deferred revenues.



     Net cash used in investing activities was $205,809 for the period from June 1996 to December 31, 1996, $949,137 for the year ended December 31, 1997 and $3.1 million for the year ended December 31, 1998. Net cash used in investing activities was $2.0 million for both of the nine month periods ended
September 30, 1998 and 1999. Net cash used in investing activities in these periods consisted mostly of capital expenditures for the purchase of computer software and network equipment.



     Net cash provided by financing activities was $522,048 for the period from June 1996 to December 31, 1996, $5.6 million for the year ended December 31, 1997, and $5.0 million for the year ended December 31, 1998. Net cash provided by financing activities was $2.0 million for the nine months ended
September 30, 1998 and $6.6 million for the nine months ended September 30, 1999. Cash provided by financing activities from June 1996 to December 31, 1997, consisted primarily of proceeds from sales of capital stock and the issuance of convertible notes and warrants to purchase capital stock, which was partially offset by repayment of shareholder loans, short-term bank loans and loans from RSL COM. For the year ended December 31, 1998 and the nine month periods ended September 30, 1999 and 1998, cash provided by financing activities consisted of borrowings from RSL COM.



     RSL COM has agreed to continue to fund us through the earlier of the completion of this offering and December 31, 2000. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to meet our working capital requirements, including operating losses, and capital expenditure requirements for at least the next 18 months, assuming our business plan is implemented successfully. Thereafter, we will be required to raise additional funds. Additional financing may not be available when needed or, if available, such financing may not be on terms favorable to us. If additional funds are raised through the issuance of equity securities, our existing stockholders may experience significant dilution. In addition, the indentures governing outstanding indebtedness of RSL COM restrict our ability to incur indebtedness. We also have agreed with RSL COM not to incur any debt (other than inter-company debt) without its written consent so long as we are a restricted subsidiary of RSL COM. Those limitations may require us to resort to other sources of funding, such as the issuance of equity, we may need to rely upon RSL COM to provide any additional capital to meet our working capital and capital expenditure requirements, and we cannot assure you that RSL COM or any other third party will be willing or able to provide additional capital on favorable terms or at all.


FRAUD PREVENTION


     With the recent substantial growth of Internet use and e-commerce, the Internet business community has been subject to significant credit card fraud. We have attempted to reduce our exposure to such fraud by introducing various advanced procedures and proprietary fraud prevention systems that monitor and identify patterns and sources of credit card fraud and prevent fraudulent transactions. We employ a full-time staff dedicated to monitoring fraudulent activities. Once a fraud pattern is detected, the fraud pattern is brought to the attention of our data programmers who seek to take appropriate action to counter the fraudulent activity. As a result, we have been able to reduce our credit card fraud exposure, which reached a peak of 19% of gross revenues during 1998, to less than 1% of gross revenues for the nine months ended September 30, 1999.



     We have established reserves for bad debts in accordance with historical levels of uncollectible receivables resulting primarily from such fraudulent practices, on the basis of specific accounts receivable. Nevertheless, our actual losses may exceed such reserves and could rise significantly above anticipated levels. We cannot assure you that we will continue to be successful in reducing or maintaining our current level of credit card fraud exposure.

YEAR 2000 COMPLIANCE

     The "Year 2000 issue" is the result of computer systems and programs using two digits (rather than four) to identify a given year. Computer systems that have time sensitive software may interpret the date code "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations or other computer errors causing disruptions of operations. The potential for failures encompasses all aspects of our business, including our computer systems and IP network, and could cause, among other things, disruptions in the operation of the Internet and our interactive communications portal and a temporary inability to engage in normal business activities.

Our State of Readiness

     We may be affected by the Year 2000 issue related to our information technology (IT) systems and non-IT systems operated by us or third parties.

     Our IT systems include:

     o gateways and gatekeepers developed by Ericsson

     o routers developed by Cisco Systems, Inc.

     o Hewlett-Packard Company Open View software

     o software developed in-house to manage our network and support our portal

     Our non-IT systems include:

     o internal telephone systems

     o leased office spaces and facilities

     o office equipment


     We completed a comprehensive assessment of the Year 2000 readiness of our and third parties' IT and non-IT systems to ensure that these systems are, or prior to December 31, 1999 will be, Year 2000 compliant. Our assessment plan consisted of:


     o conducting a comprehensive inventory of our IT and non-IT systems to assess Year 2000 compliance

     o testing our internally developed software and the commercial hardware and software that support our network, Web site and other systems

     o contacting third party vendors, suppliers and service providers of material hardware, software and services necessary for the delivery of our services to our users

     o remediating any Year 2000 issues by repairing or, if necessary, replacing any non-compliant systems


     We completed our assesment plan which consisted of simulating and testing the functioning of our entire network during the change from December 31, 1999 to January 1, 2000. We also successfully simulated and tested the functioning of each individual component of our network during the change from December 31, 1999 to January 1, 2000. The tests were repeated several times and on each occasion the network and each individual component of it functioned without any interruption. We believe that the IT systems that we have developed internally to operate our business are Year 2000 compliant based on the results of such testing and because all of the software code for the systems that we have internally developed is written with four digits to define the applicable year. We have completed our assessment of our non-IT systems which we have identified as containing embedded technology and, as a result, we are not aware of any Year 2000 issues relating to our non-IT systems which would cause disruptions in our operations or impede our ability to provide services to our users.


     Because third parties have developed and currently support many of the systems we use, in addition to assessing our internal systems, a significant part of our efforts have been to ensure that our externally developed IT and non-IT systems are Year 2000 compliant. We have obtained confirmation from all of our principalthird\party vendors, suppliers and service providers, including Ericsson, Cisco and Hewlett-Packard, either directly in writing or via their Web sites, that they believe they have resolved the Year 2000 issues relating to the systems, services and products supplied to us.




Costs to Address Our Year 2000 Issues



     To date, we have spent $50,000 on Year 2000 compliance issues through September 30, 1999. Our costs primarily relate to the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally.


Risks of Our Year 2000 Issues


     We are not currently aware of any Year 2000 compliance issues relating to our systems that would cause disruptions in our operations or impede our ability to provide our services. We cannot predict the extent to which the Year 2000 issue will affect our vendors, suppliers or service providers, or the extent to which we would be vulnerable if such parties fail to resolve any Year 2000 issues on a timely basis. Year 2000 assessment and testing did not identify any material non-compliant systems operated by us or our vendors, suppliers and service providers. Therefore, the most reasonably likely worst case Year 2000 scenario is a systemic failure beyond our control, such as a prolonged disruption or failure of the Internet or the telecommunications infrastructure. Any failures or disruptions could prevent us from operating our network or prevent users from accessing our portal and services, which could result in loss of users, lost revenues, increased operating costs and material disruptions in the operation of our business.


Our Contingency Plan

     We do not currently have our own contingency plan to handle the most reasonably likely worst case Year 2000 scenario that may occur if systems we are dependent upon are not Year 2000 compliant and fail to operate effectively after December 31, 1999. However, our systems are included in RSL COM's contingency plans.


     The primary goal of RSL COM's contingency plan is to identify, analyze and correct any potential network or service interruptions related to Year 2000 problems that arise during the weekend of December 31, 1999 through Monday, January 3, 2000. To achieve this goal, RSL COM intends to fully staff its network operations centers, including ours, during the date change weekend to monitor systems, and to take actions to ensure calls are completed, including through the use of alternative quality back-ups to re-route traffic if necessary. We expect that our network operations center will be in constant communication with RSL COM's other network communications centers.





CURRENCY FLUCTUATIONS



     We believe our exposure to foreign currency risk is immaterial. We have no financial instruments denominated in any currency other than U.S. dollars and are not party to any transactions that are sensitive to foreign currency exchange rates. All of our revenues are in U.S. dollars and substantially all of our costs are incurred in dollars, other than the salaries of our employees located in Israel which are incurred in New Israeli Shekels, or NIS. Therefore, we believe any appreciation of the NIS would have an immaterial effect on our results of operations.


MARKET RISK


     We believe our exposure to market risk is immaterial. We currently do not invest in, or otherwise hold, for trading or other purposes, any financial instruments subject to market risk.


RECENT ACCOUNTING PRONOUNCEMENTS

     In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position
No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP No. 98-1). This statement is applicable to our 1999 financial statements and requires us to capitalize certain payroll and payroll related costs and other costs that are directly related to the development of certain of our systems. We amortize these costs over the anticipated life of the systems. The adoption of SOP No. 98-1 did not have a material impact on our financial statements.

     In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." Statement of Position 98-5, which is effective for fiscal years beginning after December 15, 1998, provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. We have expensed these costs historically and therefore the adoption of this standard had no impact on our results of operations, financial position or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," (SFAS No. 133) which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for all fiscal years beginning after June 15, 2000. We do not currently engage or plan to engage in derivative or hedging activities and therefore there will be no material impact to our results of operations, financial position or cash flows upon the adoption of this standard.

                                    BUSINESS

OVERVIEW


     We are a global provider of IP telephony services, which include our carrier transmission services and enhanced Web-based and other communications services. We have built a privately-managed, global network using IP technology, and we have primarily been using this network to transmit traffic for communications carriers, including RSL Communication, Ltd., our parent company.



     We are now using our expertise in IP telephony to provide our users with a package of enhanced IP communications services. Our interactive communications portal, www.deltathree.com, is a single on-line source for the communications needs of our users anywhere in the world. By combining user-friendly, Web-based access with the advanced functionality of our privately-managed, global IP telephony network, we offer our users a comprehensive solution for IP communications services.


     We currently offer the following services:

     o PC-to-phone service, which enables our users to make calls directly from their personal computers to a telephone

     o D3 Box, our unified messaging service, which permits our users to conveniently retrieve through a single-source all voice mails, e-mails and faxes through the Web or by phone

     o Click IT, which allows a party to simultaneously view a Web site and talk directly with the business sponsoring the Web site

     o Phone-to-phone service, which enables our users to make calls and send faxes using a traditional telephone and fax machine at less-expensive rates than available through traditional carriers

     o Global roaming service, which enables businesses and individuals to use a single account number to access our network from locations throughout the world using country-specific, toll-free access numbers


     We provide our services at a cost that is generally lower than that charged by traditional carriers, because we minimize our network costs by using efficient packet-switched technology and because we generally avoid local access charges and by-pass international settlement charges by routing international long distance calls over our privately managed network.



     Our user base for enhanced IP communications services is expanding. At December 31, 1998, we had more than 185,000 users of our enhanced IP communications services, and as of October 1, 1999, we had more than 875,000 users, which include users of both our prepaid and promotional services. We offer some of our services on a prepaid basis while we offer other services without charge to attract and retain users. Over 55,000 of our users have paid for our services.



     Carrier transmission services generated 70.2% of our total revenues for the nine months ended September 30, 1999 and 74.7% in 1998. Enhanced IP communications services generated 18.7% of our total revenues for the nine months ended September 30, 1999 and 20.5% in 1998. Historically, substantially all of our revenues from enhanced IP communications services have been generated from PC-to-phone and phone-to-phone, as our other services were only recently introduced.


OUR OPPORTUNITY

GROWTH OF THE INTERNET AND E-COMMERCE

     The Internet has emerged as a significant global communications and commercial medium, enabling millions of people worldwide to communicate and providing businesses with an attractive means of marketing and selling their products and services. International Data Corporation (IDC), a market research firm, estimates that there were approximately 142 million Internet users worldwide at the end of 1998, and that the number of users worldwide will increase to approximately 500 million at the end of 2003. Internet users are increasingly using the Web as a way to communicate. Jupiter Communications, a market research firm, estimates that approximately 92.3% of all Internet users regularly use e-mail and 20.6% of all Internet users regularly participate in on-line "chat" rooms. Further, Jupiter estimates that an additional approximate 5.2% of all Internet users occasionally use e-mail and an additional 32.4% of all Internet users occasionally participate in on-line "chat" rooms. In addition, a recent study by E-Marketer, a market research firm, estimates that 9.4 billion e-mail messages are delivered daily. Internet users are also increasingly using the Web to purchase goods and services. IDC estimates that Internet users worldwide purchased more than $50.0 billion of goods and services in 1998, and that commerce over the Internet will grow to approximately $1.3 trillion of goods and services in 2003.


THE INCREASING SIGNIFICANCE OF IP COMMUNICATIONS

     Historically, the communications services industry has transmitted voice and data over separate networks using different technologies. Traditional carriers have typically built telephone networks based on circuit switching technology, which establishes and maintains a dedicated path for each telephone call until the call is terminated. Although a circuit-switched system reliably transmits voice communications, circuit switching does not efficiently use transmission capacity. When a telephone call is placed, a circuit is established, and the circuit remains dedicated for transmission of the call and unavailable to transmit any other call.

     Data networks have typically been built utilizing packet switching technology, such as IP, which divides signals into packets that are simultaneously routed over different channels to a final destination where they are reassembled in the original order in which they were transmitted. Packet switching provides for more efficient use of the capacity in the network because the network does not establish dedicated circuits and does not require a fixed amount of bandwidth to be reserved for each transmission. As a result, substantially greater traffic can be transmitted over a packet-switched network, such as the Internet, than a circuit-switched network.

     Traditional telecommunications carriers have historically avoided the use of packet switching for transmitting voice calls due to poor sound quality attributable to delays and lost packets which prevent real-time transmission. However, recent improvements in packet switching, compression and broadband access technologies, improved hardware and the use of privately-managed networks (such as our network) have significantly improved the quality of packet-switched voice calls, allowing for real-time transmission. Service providers that use privately managed networks are able to reduce packet loss and latency, or delay, because they are able to control the amount, timing and route of data transmitted.

     As a result, packet switching technology is now allowing service providers to converge their traditional voice and data networks and more efficiently utilize their networks by carrying voice, fax and data traffic over the same network. These improved efficiencies of packet-switching technology create network cost savings that can be passed on to the consumer in the form of lower long distance rates. In addition, international telephone calls carried over the Internet or private IP networks are less expensive than similar calls carried over circuit-switched networks primarily because they bypass the international settlement process, which represents a significant portion of international long distance tariffs.


     IDC estimates that in 1999, approximately 2.7 billion minutes will be carried over IP networks, generating approximately $0.6 billion in revenues. IDC also estimates that by 2004, IP minutes (retail and wholesale) and revenues will grow to approximately 135.0 billion minutes and approximately $20.7 billion, representing estimated compound annual growth rates of 119% and 103%, respectively.


     Beyond cost savings, we believe that advanced IP communications technologies will further the potential for the Internet to become the preferred medium of communications and commerce. For example, the integration of voice communications into the Web could serve to enhance existing text-based modes of Internet communications, such as e-mail and online chat, by adding a live, low-cost means to communicate. In addition, the advanced functionality of IP communications will provide e-commerce shoppers with the ability to speak directly with customer service representatives of on-line retailers providing the on-line retailer with the ability to offer responsive, real-time customer support and service.

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
INCREASE IN MODES OF COMMUNICATION

     The global communications services industry, encompassing voice, fax and data transmission, is experiencing significant growth. We believe the growth in global communications services is being driven by:

     o globalization of the world's economies and the worldwide trend toward communications deregulation and liberalization

     o the growth of data and Internet traffic

     o declining prices and a wider choice of products and services

     o technological advances and greater investment in communications infrastructure


     In addition, technological advancements have allowed for multiple modes of communication, such as cellular, voice-mail, e-mail and fax. We expect rapid growth in demand for services that unify and simplify the communications needs of users. For example, IDC expects that the market for unified messaging services will be more than $3.0 billion in 2002 from virtually nothing in 1997 and 1998.


  LIMITATIONS OF EXISTING IP COMMUNICATIONS SOLUTIONS


     Although the growth of IP telephony historically has been limited by poor sound quality attributable to delays and packet loss, recent technological advancements have significantly improved the quality of packet-switched telephone calls. As a result, several large long distance carriers, including AT&T and Sprint, have announced IP telephony service offerings.



     In addition, most smaller service providers have begun to offer low-cost Internet telephony services from PCs to telephones and from telephones to telephones. Many of these service providers, however, offer their services only in certain geographic areas and provide limited services. In addition, many of these service providers use the Internet for transmission, rather than a privately-managed IP network. In using the Internet, rather than a privately-managed IP network, for transmission, these service providers have less control over the network management and monitoring functions that are necessary to ensure quality of service. Most of these service providers have not had the benefit of a well-capitalized parent company to help finance a global, privately-managed network.


OUR SOLUTION

     To capitalize on the above trends, we offer a comprehensive communications solution that combines the power of the Internet's communications and e-commerce capabilities with the advanced functionality of a privately-managed IP network. Key advantages we offer our users include:

     o A SINGLE SOURCE FOR ACCESSING EVERYDAY MODES OF COMMUNICATION. Our interactive communications portal is a one-stop source which allows our users to manage and access everyday modes of communication, including voice, fax and e-mail.

     o USER-FRIENDLY, WEB-BASED ACCESS. Simply by clicking on our interactive communications portal, our users can make PC-to-phone calls directly from their computers and access their D3 Box to send e-mail and retrieve and forward voice mail, e-mail and faxes from anywhere in the world at any time. We believe that this offers users a more convenient and efficient communications experience than that of traditional methods.


     o A PRIVATELY-MANAGED IP NETWORK PROVIDING HIGH-QUALITY SERVICE. Our privately-managed IP network enables us to achieve quality of service levels that may not be available by utilizing the often congested Internet, where voice calls are mixed with unpredictable traffic from the Web. Our network operations center allows us to monitor all aspects of our network 24 hours a day, 7 days a week, to provide uninterrupted and continuous service to our users.


     o VOICE INTEGRATED ON-LINE RETAILING. Our Click IT service allows e-commerce shoppers to place a call to customer service representatives of on-line retailers and other Web-based businesses while viewing the retailers' or businesses' Web sites. This provides e-commerce shoppers with the opportunity to receive live customer service and the ability to provide credit card information directly to a customer service representative, thereby increasing the likelihood of consummating an on-line transaction.


     o GLOBAL REACH. We operate a privately-managed, IP telephony network, with 45 POPs in 29 countries. We are able to offer services to our users by providing local access to our network as well as global access to our services through the Web. In addition, through our POPs and the call termination services provided to us by RSL COM, we are able to cost-effectively terminate IP voice and fax communications worldwide.



     o LOWER COSTS. We are able to charge lower rates than traditional long distance carriers because we minimize our network costs by using packet-switched technology, and because we generally avoid local access charges and by-pass international settlement charges by routing international long distance calls over our privately-managed IP network.



     o COMPREHENSIVE USER SUPPORT THROUGH OUR ON-LINE INTERACTIVE CUSTOMER CARE CENTER. Through our interactive communications portal, we have moved and consolidated traditional customer care functions onto the Web. Our comprehensive customer care and real-time billing center, which is accessible directly on the Web, provides our users with the ability to access their deltathree.com account to check billing and usage information, increase their prepaid accounts and electronically communicate with a deltathree.com customer service representative.


OUR STRATEGY


     Our goal is to be the leading provider of IP telephony services and to make our interactive communications portal the leading one-stop solution for the communications needs of individuals and businesses. To achieve our goal, we plan to:



     o BUILD STRONG BRAND RECOGNITION. To date, we have used both on-line and traditional marketing programs to create what we believe to be one of the leading brand names in enhanced IP communications. We believe that aggressive brand-building is important to obtain and sustain our leadership position and to continue to attract users to our interactive communications portal. We intend to continue to invest in branding through traditional, direct media advertising. We also intend to increase significantly our investment in branding through marketing and advertising relationships with Internet companies and Web portals with strong brand names or high traffic volumes and through our on-line agent program.


     o EXPAND AND ENHANCE OUR SERVICE OFFERINGS. We believe that expanding our services will be critical to establishing ourselves as the leading communications portal. We intend to capitalize upon our experience in providing IP telephony services by introducing additional enhanced IP communications services that appeal to the communications needs of individuals and businesses. We also seek opportunities to bring e-commerce and other enhanced IP communications tools to individuals and businesses who want to fully utilize the multimedia capabilities of their existing Web sites. For example, we intend to introduce new services, including D3 Fax, IP-initiated conference calls, phone-to-PC, information services and white boarding, to further complement our current services.

     o ENSURE A POSITIVE USER EXPERIENCE. We believe that user satisfaction and loyalty are heavily influenced by a user's experience with our interactive communications portal. In order to enhance our appeal to users, we intend to continue developing our interactive communications portal by adding new features and technology to make it more user friendly and efficient.


     o ESTABLISH ADDITIONAL SOURCES OF REVENUE. Currently our revenues are principally derived from carrier transmission services and, in part, from our enhanced IP communications services. We intend to establish additional sources of revenues from advertising sources, including the sale of banner advertisements on our interactive communications portal to leading retailers and marketers, and from monthly charges combined with usage charges for services.

     o PURSUE STRATEGIC ACQUISITIONS AND ALLIANCES. We intend to bolster our number of users and our services through strategic acquisitions, including the acquisition of new technologies, and alliances that offer opportunities to acquire users or accelerate our entry into offering additional enhanced IP communications services.

OUR INTERACTIVE COMMUNICATIONS PORTAL

     Our interactive communications portal, www.deltathree.com, acts as a single-source, on-line solution for our users and on-line marketing agents. Through our interactive communications portal, our users can:

      o view a description of all of our services, including pricing information

      o sign up for any of our services, including PC-to-phone, unified messaging and phone-to-phone

      o download our software

      o recharge their account, either by entering their credit card information or authorizing automatic recharging

      o send a PC-to-phone call

      o retrieve and forward their voice mail, e-mail and faxes through their D3 Box

      o check real-time billing and usage information

      o communicate by e-mail with a deltathree.com customer service representative

      o view answers to frequently-asked questions

     Through our interactive communications portal, our on-line marketing agents can:

      o view a description of our on-line agent program

      o sign up to serve as an on-line agent

      o receive marketing tools to put on their own Web sites

      o monitor their daily results

      o view trends

      o view commissions by promotions

OUR SERVICES

     We provide a comprehensive package of enhanced IP communications services. We provide some of our services on a prepaid or a per usage basis, while we offer other services for free to attract and retain users.

CURRENT SERVICES

     We currently provide the following services:

     PC-to-phone. Our PC-to-phone service enables a user to conveniently and inexpensively place a call to a standard telephone anywhere in the world directly from a personal computer while remaining on-line. In order to use this service, a user need only download our software for free from our Web site and have access to the Internet. Once the software is downloaded, the user is able to place a call from the user's PC and, while browsing the Web, speak to a party who uses a standard telephone.

     We are able to provide our PC-to-phone service at rates generally lower than those charged for traditional circuit switched calls. We are able to charge lower rates because our service utilizes packet-switched technology and because it routes calls directly from the Internet onto our privately-managed IP network and to the called destination, thus avoiding access and settlement rates associated with traditional international and domestic long distance telecommunications services. Our PC-to-phone service allows ease of use by enabling a user to make a call directly from a personal computer.

     D3 Box. Our unified messaging service enables a user to conveniently retrieve e-mail, voice mail and faxes, as well as send e-mail, from a single source. We offer a user the flexibility of retrieving messages by either logging on to www.deltathree.com or by placing a call using a standard telephone. A user retrieving messages through a computer can conveniently access and forward all e-mail, voice mail and faxes, while a user retrieving messages through a standard telephone can hear voice mail and have e-mail read by a computer-simulated voice.


     Click IT. Our Click IT service is a Web-based e-commerce service enabling individuals and businesses to place a link on their Web sites which, when clicked on by a user viewing the site, automatically initiates a telephone call from the user's computer to a designated telephone number specified by the owner of the Web site. In addition, a pop-up screen appears which advertises the host's products and services. This service allows e-commerce and business Web pages to support real-time voice calls from on-line customers. Our Click IT service can also be used to enable a user to place a call from his or her PC to any telephone number without having to download PC-to-phone software. We call this service Click IT phone booth.



     Phone-to-phone. Our phone-to-phone service enables a user to inexpensively place a call or send a fax from a standard telephone or a fax machine to anywhere in the world. Phone-to-phone calls originate and terminate on the PSTN, but travel primarily over our privately-managed IP network. Through our privately-managed IP network, we are able to carry phone-to-phone voice communications traffic. Similar to our PC-to-phone service, our phone-to-phone service is generally less expensive than traditional carriers' services. Users can access this service by dialing a local or toll-free access number and providing a pin number. Users are charged for toll and long distance calls on a per-minute basis. We receive payment for these calls by debiting pre-paid user accounts opened on-line and through the sale of pre-paid calling cards.



     Global roaming. Our global roaming service enables businesses and individuals to use a single account number to place phone-to-phone calls over our network from locations throughout the world using country-specific, toll-free access numbers, thereby bypassing local access charges. We currently offer toll-free access numbers in Austria, Canada, Finland, France, Germany, Hong Kong, Italy, Sweden, Switzerland, the United Kingdom and the United States.


     Carrier transmission services.   To maximize use of our available network
capacity, we offer carrier transmission services over our privately-managed IP network to telecommunications carriers. RSL COM is currently our largest carrier customer. RSL COM utilizes our network primarily to resell our transmission services to other communications carriers, as well as for the traffic RSL COM carries for its own retail customers.

FUTURE SERVICES

     We intend to leverage our network to provide, and utilize our technological expertise to develop, additional enhanced IP communications services. These services will be accessible through our interactive communications portal.

     We currently expect our future services will include the following:

             ENHANCED SERVICE                                        SUMMARY DESCRIPTION
IP-initiated conference calls.............  Enables a user to set up a conference call through our interactive communications portal either by sending a notice of the planned call to all of the participants and having each participant dial a toll-free number or by arranging for each of the participants to be called by the automated system at the designated call time. This service eliminates the need for a conference operator, thereby saving time and money.

             ENHANCED SERVICE                                        SUMMARY DESCRIPTION
Phone-to-PC...............................  Enables a user to receive phone calls directly through the user's PC while remaining on-line. For example, a user on the Internet will receive a pop-up screen stating that someone is calling. The user can then choose to forward the call to voice mail or to answer the call from the computer without logging off the Internet. We believe this service will be attractive to users with a single telephone line, who would otherwise miss incoming calls while on-line or would need to install additional phone lines.

D3 Fax....................................  Enables users to conveniently send faxes directly from their computer to a standard fax machine anywhere in the world over the Internet. To use this service, a user only need download our software, set up a
                                            deltathree.com account and be connected to the Web when they wish to send a fax.

Information services......................  Enables a user to have easy access to communications information, such as phone and e-mail directory services, with a single click on our interactive communications portal. We believe this service will further the use of our interactive communications portal as a single source for users' communications needs.

White boarding............................  Enables multiple users to view and edit the same document on their computers while speaking with each other through their PCs. We believe this service will be an efficient and cost-effective tool for businesses.

PC-to-PC..................................  A voice enabled IP phone and chat service that enables users to place calls directly from their PC to other PCs while remaining on-line.
                                            Like PC-to-phone, in order to use this product a user will need only to download our software for free from our Web site and have access to the Internet.

CUSTOMER CARE

     Our services are supported by our on-line interactive customer care and billing center, which enables a user to set up a deltathree.com account, receive an account number and a personal identification number, pay by credit card for services, find answers to frequently asked questions and contact our customer service representatives. Once a user has established an account, the user can prepay for additional usage by credit card as well as access real-time detailed information which includes call logs and transaction records. Through our on-line billing system, a user can personalize the billing information to select the data most relevant to the user.


     Most user concerns can be addressed on-line. Users can find answers to many of their questions by referring to the "frequently asked questions" information section of our Web site. Other questions can be addressed by our customer support department that responds to user inquiries primarily through an on-line dialogue conducted by way of e-mails. We strive to continually improve our customer care center on our interactive communications portal to meet the evolving needs of our users.


OUR MARKETING, ADVERTISING AND PROMOTIONAL PROGRAMS

     We have developed and will continue to develop diversified marketing, advertising and promotional programs to stimulate demand for our services by increasing brand awareness. In the past, we have allocated limited resources to marketing, advertising and promoting our services, relying primarily on RSL COM to generate demand for our services. We intend to increase our independent marketing efforts substantially in order to increase our user base and to increase the frequency of use of our services by our registered users and new users. We will also seek to form new relationships with Internet businesses which we believe can promote our services to a wide range of potential users and generate demand for our services.

     Our marketing, advertising and promotional programs include:


     ON-LINE MARKETING RELATIONSHIPS. We encourage other companies to link their Web sites to us either by creating "communications centers" on their Web sites or by placing a deltathree.com banner on their Web sites and directing their customers to us for their communications needs. We pay fees for the placement of these banners and, in addition, we offer these companies a percentage of the revenue generated by users that click-through their Web site to use our services. We have recently entered into marketing relationships with the following five Internet companies:



     o Yahoo! In October 1999, we entered into a marketing and promotion agreement with Yahoo! Under this agreement, Yahoo! has agreed to include banners and other promotions on various Yahoo! domestic and international Web sites that will link to areas of our Web site dedicated to our PC-to-phone service and certain of our other enhanced IP communications services. Yahoo! will also send e-mails to certain international and domestic registered users of Yahoo! e-mail with exclusive offers for our PC-to-phone service. In addition, Yahoo! will create and place on Yahoo! Broadcast.com audio advertisements for our enhanced IP communications services. The initial term of this contract is one year. We have committed to pay Yahoo! $850,000 per quarter for the services provided.



     o CNET. In October 1999, we entered into a marketing and promotion agreement with CNET. Under this agreement merchants on CNET's shopping sites will be able to integrate our PC-to-phone software to enable users to make a PC-to-phone call directly to such merchant from the CNET shopping site using our Click IT service. In addition, CNET has agreed to display banners and other promotions on its Web sites that will link to our Web site. The initial term of the contract is two years. We have agreed to pay CNET $1,062,500 per quarter for the services provided. We have committed to pay an additional $1,250,000 in each year of the contract, a portion of which was allocated to the third quarter of 1999.



     o CBS.com. In August 1999, we entered into a marketing agreement with CBS.com. Under this agreement, we are the exclusive provider of enhanced IP communications services, including PC-to-phone, phone-to-phone, unified messaging and Click It services, on the CBS.com Web site. CBS will provide links from its Web pages to our Web site and promote our services through co-branded areas on its Web site, known as the "DeltaThree/CBS Communication Center," and through a dedicated monthly e-mail to e-mail addresses contained in its database. In addition, our advertising banners will be placed on the CBSMarketWatch.com Web site. The term of this agreement is two years. We have agreed to pay CBS $424,998 per quarter for the services provided.



     o Sony.com. In August 1999, we entered into a marketing agreement with Sony.com. Under this agreement, a co-branded area known as the "Communication Center" will be established and will offer users links to our enhanced IP communications services. Sony has agreed to include fixed links to the Communication Center on the Sony.com Web site, which includes sonymusic.com, sony.spe.com, station.sony.com and infobeat.com. The initial term of this agreement is two years. We have agreed to pay Sony $180,000 per quarter for the services provided.



     o Xoom.com. In June 1999, we entered into a co-marketing agreement with Xoom.com, Inc. Xoom will provides links to our interactive communications portal and promotes our services through co-branded areas on its Web site and through periodic e-mails to its customers. Xoom has established an IP "Communications Hub" on its home page. In addition, under this agreement, Xoom will:


          o integrate our services with the Xoom chat network of 250,000 chat rooms

          o offer our services with Xoom greeting cards


          o integrate our services with Xoom's directory services (White Pages & Yellow Pages)


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

The initial term of this agreement is two years. We have agreed to pay Xoom $240,000 per quarter for the services provided.



     We continue to seek to identify additional Internet businesses and Web portals with strong brand names or high traffic volumes with which we can establish marketing relationships similar to those described above. We will expense costs under these agreements as they are incurred. As we have only recently entered into the marketing relationships described above, to date we have not generated material revenue from them.


     PRIVATE LABELING. We have entered into agreements with three service providers to distribute our services under their own private labels. Instead of sending customers to the deltathree.com interactive communications portal, a service provider markets our services under its own brand name, while contracting with us to provide the services under their private label. In our agreements with these providers, we often stipulate that the provider's Web site will say "powered by deltathree.com." Our private label customers include both on-line and off-line providers who market our services to their customer base. We believe service providers are attracted to our private label services because it allows them to capitalize on their name recognition in their home market while providing our high-quality, low-cost services.

     Our agreement with MediaRing Pte Ltd was our first private labeling agreement and served as our prototype for this promotional effort and serves as a continuing source of revenues. Under this agreement, we integrate our PC-to-phone service into MediaRing's PC-to-PC service, thereby providing MediaRing's customers with a bundled package of communications services. Our services are provided under MediaRing's brand name; however, MediaRing's Web site states that it is "powered by deltathree.com." In addition, we also provide the back-office and billing support for MediaRing.

     ON-LINE AGENT COMMISSION PROGRAM. We have developed a Web-based agent program that allows for rapid agent enrollment and agent account maintenance. Through our on-line agent interactive center, any individual with their own Web site can:

      o take a tour of our on-line agent program

      o complete an application to be an on-line agent


      o be approved within 24-48 hours after completing the application


      o if approved, execute our on-line agent agreement through a secured site

      o receive an agent identification number and instructions on how to proceed as an agent

      o download deltathree.com banners to post on their Web site

      o track the number of people who have clicked through to www.deltathree.com and signed up for our services

      o track the commissions that are due to them


     Agents may devise their own marketing programs, including Web-links, direct mail campaigns or co-branding of our services in select markets. Agents receive as commissions a percentage of revenue generated from end users who sign up for our services through the agent's Web site. We believe that providing our agents with easy, on-line access to these marketing tools helps us to maximize the number of agents selling our services while significantly reducing the resources needed to recruit agents.


     OFF-LINE AGENT COMMISSION PROGRAM. Our off-line agent commission program allows non-Web agents to design their own marketing programs to solicit sales of our services. Off-line agents market and advertise through traditional channels such as newspaper and magazine advertisements, direct mail campaigns and telemarketing campaigns. Off-line agents receive a percentage of revenue generated from users who sign up for our services through the agent's programs. We currently have relationships with more than 30 off-line agents that have generated revenue for us.

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
     RESELLER PROGRAM. We offer individuals and businesses the opportunity to become resellers of our services through our reseller program. Resellers are able to purchase bulk deltathree.com account numbers at wholesale rates that they are then able to resell to private individuals as either phone-to-phone calling cards or PC-to-phone accounts.

     DIRECT SALES. We have a direct sales force that is targeting organizations that are currently not optimizing the marketing potential of their Web sites. As with other on-line agents, we offer these on-line agents the opportunity to market our services and products through their Web pages to generate revenue from services we deliver as a result of links from their Web sites.


     TRADITIONAL AND ON-LINE ADVERTISING. We intend to continue to advertise in both traditional advertising mediums, such as direct mail, newspapers and magazines, and through emerging on-line formats, such as banners.


     INNOVATIVE MARKETING TOOLS. We intend to continue to develop innovative marketing products and promotions to increase our user base. For example, in December 1998, we introduced innovative voice-enabled electronic greeting cards on a promotional basis. Sent over the Web, V-Greetings enable the recipient to click on a link in the greeting card, automatically downloading our PC-to-phone software allowing the recipient to place a free PC-to-phone call to the card sender's standard telephone. V-Greeting cards are available on-line and are designed to promote different holidays, such as Christmas, Chanukah, Valentine's Day, Mother's Day and Chinese New Year and other special occasions. To date, more than 700,000 V-Greeting cards have been sent. Of those V-Greeting cards that have been sent, approximately 135,000 of the recipients have downloaded our PC-to-phone software and made a free PC-to-phone call. We believe that V-Greeting cards is an effective marketing tool to introduce our services to potential users.

OUR NETWORK

     In order to provide high-quality, low-cost service, we operate a privately-managed, IP telephony network. By managing our network, we have the ability to regulate traffic volumes for the communications traffic we carry and directly control the quality of our services from our originating POP to the termination point. In addition, our network allows us to avoid the significant transmission delays associated with the highly congested Internet, which may impede delivery of high-quality, reliable services to our users. As of October 1, 1999, our network consisted of:

     o 45 POPs in 29 countries

     o gateways, gatekeepers and routers at each POP


     o hubs in New York, Los Angeles, London, Frankfurt and Hong Kong


     o dedicated leased bandwidth

     o interconnections with the RSL COM network


     o peering arrangements with Internet backbone providers, enabling transmission efficiency


     o a technologically-advanced network operations center

POPS

     We intend to further develop our network to increase our number of POPs. We currently have 45 POPs in the following locations:

Austria (Vienna)
Bangladesh (Dhaka)
Belgium (Brussels)
Brazil (Rio de Janeiro)
Brazil (Sao Paulo)
Brazil (Sao Paulo 2)
China (Beijing)
China (Beijing 2)

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

China (Beijing 3)
China (Shanghai)
Colombia (Bogota)
Colombia (Cali)
Czech Republic (Prague)
Ecuador (Quayaquil)
Finland (Helsinki)
France (Paris)
Germany (Frankfurt)
Greece (Athens)
Greece (Heraklion)
Greece (Rhodes)
Greece (Saloniki)
Holland (Rotterdam)
Hong Kong
Hungary (Budapest)
Iceland (Reykjavik)
India (Bombay)
Israel (Jerusalem)
Israel (Rosh Ha'ayin)
Israel (Tel Aviv)
Japan (Tokyo)
Korea (Seoul1)
Korea (Seoul2)
Malaysia (Kuala Lumpur)
Norway (Oslo)
Russia (Moscow)
Russia (Nijnei)
Russia (Samara)
Russia (St. Petersburg)
Singapore
Spain (Madrid)
Sweden (Stockholm)
Turkey (Istanbul)
United Kingdom (London)
United States (Los Angeles)
United States (New York)

GATEWAYS, GATEKEEPERS AND ROUTERS

     The gateway acts as an entrance into and exit from our network for communications traffic. At the origination POP, the gateway accepts the communications traffic from the public switched telephone network (PSTN) and compresses this traffic into IP packets for transmission over our network. The gatekeeper determines the most cost-effective route for each packet of communications traffic and the routers then direct the packets to their destination. Upon termination, the gateway decompresses and reconverts the packets into a circuit-switched signal, thereby enabling the traffic to exit our network on to the PSTN. We use gateways and gatekeepers developed by Ericsson and routers developed by Cisco.

HUBS


     Our network has five hubs located in New York, Los Angeles, London, Frankfurt and Hong Kong which serve as backbone points for our network and which allow our network to directly interconnect with the PSTN and the Internet. In addition, at each of our five hubs, we co-locate our gateways with the Ericsson international gateway switches on RSL COM's network. Our multiple hub structure provides us with the ability to handle high volumes of traffic transmitted over our network. By establishing multiple hubs, we have greater flexibility to choose from multiple bandwidth suppliers, allowing us to optimize quality and cost savings. In addition, our multiple hub structure enables us to more efficiently direct the routing of traffic. For example, communications traffic between Belgium and France does not need to be routed to our New York hub but can be sent through our London hub. This enables better use of allocated bandwidth and reduces delay between originating and terminating sites.


LEASED BANDWIDTH


     We connect our hubs and POPs through a network of dedicated leased bandwidth. By leasing bandwidth, we can avoid using the Internet as our primary means for the transmission of communications traffic. We can therefore avoid the significant transmission delays associated with the highly-congested Internet, which may impede delivery of high-quality, reliable services to our users. Through our relationship with RSL COM, which owns or leases substantial bandwidth for its own business, we have access to bandwidth. We are able to take advantage of RSL COM's volume discounts and achieve cost efficiencies that we could not achieve on our own. In addition, we also lease bandwidth directly or indirectly from several other telecommunications carriers.

INTERCONNECTIONS WITH RSL COM NETWORK

     RSL COM interconnects its network with our network in addition to supplying us with low-cost bandwidth. The interconnections with RSL COM provide us with access to major PSTNs throughout the world, the ability to terminate communications traffic virtually anywhere in the world and the ability to terminate traffic over RSL COM's network in the event of a network failure.




PEERING



     Our network also connects with Internet exchange points to provide access to and from the Internet. We have direct and indirect peering arrangements with Internet backbone providers in order to support IP services to and from the Internet. These arrangements allow us to access the Internet directly, minimizing the amount of time our users' communications traffic has to travel over the Internet.


NETWORK OPERATIONS CENTER

     To service our network effectively, we have established a network operations center (NOC) which monitors and manages our network from a central location, 7 days a week, 24 hours a day. The NOC monitors all aspects of our network, including the routers, databases, switches, leased lines, Internet connections, gatekeepers and gateways, to ensure that they are functioning at optimal levels. In the event of a failure of any of these network components, NOC personnel are provided with a real-time, systems-generated notification via an instant messaging system consisting of pagers, cellular phones, screen pop-ups and e-mail, which identifies the malfunction so that proper measures can be taken to restore service in a timely fashion. Our NOC utilizes a combination of proprietary and leading industry technologies based upon Hewlett-Packard Open View software. By utilizing technologically-advanced, real-time management and monitoring systems, we seek to reduce system downtime and ensure that our users will not experience any noticeable interruption in their service.

ADVANTAGES OF OUR NETWORK

     Our network is engineered to provide the following advantages:

     o scalability. The software and hardware that we use in our network is scalable, allowing for new POPs to be easily integrated into our network with minimal incremental investment.

     o flexibility. Our multiple hub structure and our interconnections with RSL COM and other carriers provide us with numerous routing options and greater flexibility to handle changing traffic patterns.

     o rapid integration of services. We can introduce new services and duplicate existing services without having to deploy additional equipment at each POP on our network.

     o manageability. Our privately-managed network allows us to directly control the quality of our services over our network from one central location.

     o accessibility. Our privately-managed network allows users to gain access to our enhanced services from any country in which a POP has been established.

     o global reach. By using our network, we are able to cost-effectively terminate communications traffic to over 200 countries.

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

PROPRIETARY RIGHTS

     We rely or expect to be able to rely on patent, trademark and trade secret laws, confidentiality agreements and other contractual arrangements with our employees, strategic partners and others to protect our proprietary rights.


     We have a registered trademark for "Delta Three(Registered)" in the United States. We have submitted trademark applications for the name "Delta Three(Trademark)" for the following jurisdictions: Brazil, Colombia, Japan, Mexico, the Russian Federation, Venezuela and the European Community under EC trademark regulation. In addition, we have submitted trademark applications in the United States for the names "V-Greetings(Trademark)," "Click IT(Trademark)," "D3 Fax(Trademark)," "deltathree.com(Trademark)," "D3 Box(Trademark)" and "deltathree.com the Communications Portal(Trademark)." We do not currently own any registered copyrights. In addition, we have filed one patent application in each of the United States and Israel for a remote telephone configuration in connection with our V-Greeting product. These applications may not result in any patents or trademarks being issued and, if issued, these patents or trademarks may not provide adequate protection against competitive technology and may not be held valid and enforceable if challenged. In addition, other parties may assert rights as inventors of the underlying technologies, which could limit our ability to fully exploit the rights conferred by any patents that we receive. Our competitors may be able to design around any of the patents that we receive, and other parties may obtain patents that we would need to license or circumvent in order to exploit our patents.


     To further safeguard our intellectual property, we have a policy that requires our employees to execute confidentiality and technology ownership agreements when they begin their relationships with us.


     For a discussion of recent litigation, see "--Legal Proceedings."


REGULATORY ENVIRONMENT

  REGULATION OF IP TELEPHONY

     The use of the Internet and private IP networks to provide telephone service is a recent market development. While we believe that the provision of voice communications services over the Internet and private IP networks is currently permitted under United States law, some foreign countries have laws or regulations that may prohibit voice communications over the Internet.


     United States. We believe that, under United States law, based on specific regulatory classifications and recent regulatory decisions, the enhanced IP communications services that we provide constitute information services (as opposed to regulated telecommunications services). As such, our services are not currently regulated by the Federal Communications Commission (FCC) or any state agencies charged with regulating telecommunications carriers. Nevertheless, aspects of our operations may be subject to state or federal regulation, including regulation governing universal service funding, disclosure of confidential communications, copyright and excise tax issues. However, we cannot assure you that our services will not be regulated in the future. Several efforts have been made in the United States to enact federal legislation that would either regulate or exempt from regulation communications services provided over the Internet. Increased regulation of the Internet may slow its growth, particularly if other countries also impose regulations. Such regulation may negatively impact the cost of doing business over the Internet and materially adversely affect our business, operating results, financial condition and future prospects.


     In addition, the FCC is currently considering whether to impose surcharges or other common carrier regulations upon some providers of Internet and IP telephony, primarily those which provide Internet and IP telephony services to end users located within the United States. Although the FCC decided that information service providers, including Internet and IP telephony providers, are not telecommunications carriers, various companies have challenged that decision. Congressional dissatisfaction with the FCC's conclusions could result in requirements that the FCC impose greater or lesser regulation, which in turn could materially adversely affect our business, financial condition, operating results and future prospects. On April 10, 1998, the FCC issued a report to Congress discussing its implementation of universal service provisions contained in the 1996 amendments to the Communications Act of 1934. In the report, the FCC indicated that it would examine the question of whether certain forms of phone-to-phone IP telephony are information services or telecommunications services. The two are treated differently in several respects, with certain information services being more lightly regulated and not subject to universal service contribution obligations. The FCC noted that it did not have, as of the date of the report, an adequate record on which to make a definitive ruling, but that the record suggested that certain forms of phone-to-phone IP telephony appear to have the same functionality as non-IP telecommunications services and lack the characteristics that would render them information services. In September 1998, two regional Bell operating companies advised Internet and IP telephony providers that they would impose access charges on Internet and IP telephony traffic. It is uncertain at this time whether these companies will actually impose access charges or when such charges will become effective. In addition, one of these regional Bell operating companies has recently filed a petition with the FCC seeking the imposition of access charges on phone-to-phone Internet and IP telephony services. If the FCC were to determine that certain services are subject to FCC regulations as telecommunications services, the FCC may require providers of Internet and IP telephony services to be subject to traditional common carrier regulation, make universal service contributions, and/or pay access charges. It is also possible that the FCC may adopt a regulatory framework other than traditional common carrier regulation which would apply to Internet and IP telephony providers. Any such determinations could materially adversely affect our business, financial condition, operating results and future prospects to the extent that they negatively affect the cost of doing business over the Internet or otherwise slow the growth of the Internet.

     State regulatory authorities may also retain jurisdiction to regulate the provision of intrastate Internet and IP telephony services. Several state regulatory authorities have initiated proceedings to examine the regulation of such services. Others could initiate proceedings to do so.


     Based on information users provide to us when they sign up to use our services, we estimate that approximately 30% of our enhanced IP communications services are provided to users in the United States.


     International. The regulatory treatment of Internet and IP telephony outside of the United States varies widely from country to country. A number of countries that currently prohibit competition in the provision of voice telephony may also prohibit Internet and IP telephony. Other countries permit but regulate Internet and IP telephony. Some countries will evaluate proposed Internet and IP telephony service on a case-by-case basis and determine whether it should be regulated as a voice service or as another telecommunications service. Finally, in many countries, Internet and IP telephony has not yet been addressed by legislation or regulatory action. Increased regulation of the Internet and/or Internet and IP telephony providers or the prohibition of Internet and IP telephony in one or more countries could materially adversely affect our business, financial condition, operating results and future prospects.

     For example, we believe that our services fall outside the classification of regulated voice telephony services in the European Union. The European Union regulatory regime distinguishes between voice telephony services and other telecommunications services. In Services Directive 90/388/EEC, issued in 1990, the European Commission required Member States to allow competition for all telecommunications services except voice telephony and certain other services. The Services Directive was amended in 1996 by Commission Directive 96/19/EC, which required the liberalization of all telecommunications services, including voice telephony, by January 1, 1998, except in certain member states that were granted extended compliance periods. In addition, Directive 96/19/EC requires that services other than voice telephony be subjected to no more than a general authorization or declaration procedure. For purposes of these Directives, "voice telephony" is defined as the commercial provision for the public of the direct transport and switching of speech in real time between public switch network termination points.

     On January 10, 1998, the Commission issued a Notice addressing whether IP telephony was voice telephony and thus subject to regulation as voice telephony by the Member States. As noted by the Commission, a determination that IP telephony constitutes "voice telephony" may trigger significant regulatory consequences with respect to, among other things, licensing requirements and contributions to universal service funding. Consistent with its earlier directives, the Commission stated that Internet telephony could properly be considered voice telephony only if all elements of its "voice telephony" definition were met. In this January 1998 Notice, the Commission concluded that no form of IP telephony currently meets the definition of "voice telephony" subject to Member States' regulation. The Commission noted, however, that its conclusion that IP telephony cannot be considered voice telephony may not apply to particular forms of service provisions where, for example, an IP telephony service is marketed as an alternative form of voice telephony service, users can dial out to any telephone number, and the provider guarantees the quality of the IP voice service by bandwidth reservation and claims that the quality of the IP voice service is the same as traditional voice telephony service. Accordingly, the Commission concluded that while voice over the Internet services cannot "for the time being" be generally classified as "voice telephony," the situation must be kept under review in light of technological and market developments. The Commission intends to review its Notice periodically, and its next review is scheduled to occur before January 1, 2000.

     In light of this conclusion, providers of IP telephony should be subjected to no more than a general authorization or declaration requirement by the European Union Member States. The Member States of the European Union are:
Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. However, we cannot assure you that more stringent regulatory requirements will not be imposed by individual Member States, since the Commission's Notice is not binding on the Member States. The Member States therefore are not obligated to reach the same conclusions as the Commission on this subject so long as they adhere to the definition of "voice telephony" in the Services Directive. In fact, France is currently conducting an investigation into how IP telephony should be regulated. We cannot assure you that the services provided over our network will not be deemed voice telephony subject to heightened regulation by one or more EU Member States. Moreover, we cannot assure you that our failure or the failure of any of our partners to obtain any necessary authorizations will not have a material adverse effect on our business, financial condition, operating results and future prospects.

     As we make our services available in foreign countries, and as we facilitate sales by our partners to end users located in foreign countries, such countries may claim that we are required to qualify to do business in the particular foreign country. Such countries may also claim that we are subject to regulation, including requirements to obtain authorization for the provision of voice telephony or other telecommunications services, or for the operation of telecommunications networks. It is also possible that such countries may claim that we are prohibited in all cases from providing our services or conducting our business as conducted in those countries. Our failure to qualify as a foreign corporation in a jurisdiction in which we are required to do so or to comply with foreign laws and regulations could materially adversely affect our business, financial condition, operating results and future prospects, including by subjecting us to taxes and penalties and/or by precluding us from, or limiting us in, enforcing contracts in such jurisdictions.

     Our partners may also currently be, or in the future may become, subject to requirements to qualify to do business in a particular foreign country, comply with regulations, including requirements to obtain authorizations for the provision of voice telephony or other telecommunications services or for the operation of telecommunications networks, or to cease providing services or conducting their business as conducted in that country. We cannot be certain that our partners either are currently in compliance with any such requirements, will be able to comply with any such requirements, and/or will continue in compliance with any such requirements. The failure of our partners to comply with such requirements could materially adversely affect our business, financial condition, operating results and future prospects.

  OTHER REGULATION AFFECTING THE INTERNET

     United States. Congress has recently adopted legislation that regulates certain aspects of the Internet, including on-line content, user privacy and taxation. For example, the Internet Tax Freedom Act prohibits certain taxes on Internet uses through October 21, 2001. We cannot predict whether substantial new taxes will be imposed on our services after that date. In addition, Congress and other federal entities are considering other legislative and regulatory proposals that would further regulate the Internet. Congress is, for example, currently considering legislation on a wide range of issues including Internet spamming, database privacy, gambling, pornography and child protection, Internet fraud, privacy and digital signatures. Various states have adopted and are considering Internet-related legislation. Increased United States regulation of the Internet may slow its growth, particularly if other governments follow suit, which may negatively impact the cost of doing business over the Internet and materially adversely affect our business, financial condition, results of operations and future prospects.

     International. The European Union has also enacted several directives relating to the Internet. The European Union has, for example, adopted a directive on data protection that imposes restrictions on the processing of personal data which are more restrictive than current United States privacy standards. Under the directive, personal data may not be collected, processed or transferred outside the European Union unless certain specified conditions are met. In addition, persons whose personal data is processed within the European Union are guaranteed a number of rights, including the right to access and obtain information about their data, the right to have inaccurate data rectified, the right to object to the processing of their data for direct marketing purposes and in certain other circumstances, and rights of legal recourse in the event of unlawful processing. The Directive will affect all companies that process personal data in, or receive personal data processed in, the European Union, and may affect companies that collect or transmit information over the Internet from individuals in the European Union Member States. In particular, companies with establishments in the European Union may not be permitted to transfer personal data to countries that do not maintain adequate levels of data protection.

     In addition, the European Union has adopted a separate, complementary directive which pertains to privacy and the processing of personal data in the telecommunications sector. This directive establishes certain requirements with respect to, among other things, the processing and retention of subscriber traffic and billing data, subscriber rights to non-itemized bills, and the presentation and restriction of calling and connected line identification. In addition, a number of European countries outside the European Union have adopted, or are in the process of adopting, rules similar to those set forth in the European Union directives. Although we do not engage in the collection of data for purposes other than routing calls and billing for our services, the data protection directives are quite broad and the European Union privacy standards are stringent. Accordingly, the potential effect of these data protection rules on the development of our business is uncertain.

COMPETITION

     We compete in both the market for enhanced IP communications services and the market for carrier transmission services. Each of these markets on a stand-alone basis is highly competitive and has numerous service providers.


     According to International Data Corporation (IDC), a market research firm, by mid-1999 there were an estimated 300 IP telephony service providers worldwide. In an August 1999 report on IP telephony services, IDC indicated that based on 1998 IP telephony minutes carried, we accounted for 9.8% of the market. According to this report, Net2Phone and Jens Corporation are the only providers with greater market shares than ours, representing approximately 39.4% and 16.4% of the market, respectively, in 1998. Jens Corporation's services are directed primarily to callers based in Japan. IDC further indicated that while most IP telephony traffic is carried by start-up service providers, traditional carriers such as Singapore Telecom, Korea Telecom, Telia and Bell Atlantic are establishing market presence.


  ENHANCED IP COMMUNICATIONS SERVICES

     The market for enhanced Internet and IP communications services is new and rapidly evolving. We believe that the primary competitive factors determining success in the Internet and IP communications market are:

     o quality of service

     o the ability to meet and anticipate customer needs through multiple service offerings

     o responsive customer care services

     o price


     Future competition could come from a variety of companies both in the Internet and telecommunications industries. These industries include major companies who have greater resources and larger subscriber bases than we have, and have been in operation for many years. We also compete in the growing market of discount telecommunications services including calling cards, prepaid cards, call-back services, dial-around or 10-10 calling and collect calling services. In addition, some Internet service providers have begun to aggressively enhance their real time interactive communications, focusing initially on instant messaging, although we expect them to begin to provide PC-to-phone services.



      Internet and IP Telephony Providers. Many companies provide, or are planning to provide, certain portions of the complete communications solution we offer, including Net2Phone, Jens Corporation, JFAX.COM, GlocalNet and Poptel.


     Traditional Telecommunications Carriers. Several traditional telecommunications companies, including industry leaders such as AT&T, Sprint, Deutsche Telekom, MCI WorldCom and Qwest Communications International, have recently announced their intention to offer enhanced Internet and IP communications services in both the United States and internationally. All of these competitors are significantly larger than we are and have:

     o substantially greater financial, technical and marketing resources

     o larger networks

     o a broader portfolio of services

     o stronger name recognition and customer loyalty

     o well-established relationships with many of our target customers

     o an existing user base to which they can cross-sell their services

     These and other competitors may be able to bundle services and products that are not offered by us together with enhanced Internet and IP communications services, which could place us at a significant competitive disadvantage. Many of our competitors enjoy economies of scale that can result in lower cost structure for transmission and related costs, which could cause significant pricing pressures within the industry.

  CARRIER TRANSMISSION SERVICES

     We compete with telecommunications providers, long distance carriers and other long distance resellers and providers of carrier services for our carrier transmission services. Our primary competitors in providing carrier transmission services include:

     o long distance carriers, including AT&T, MCI WorldCom and Sprint
       Corporation

     o foreign carriers, including British Telecom, Deutsche Telekom and Nippon Telegraph and Telephone Corporation

     o global telecommunications alliances, including Global One and BT/AT&T

     o emerging carriers providing transmission services over the Internet, including ITXC Corp., iBasis and AT&T Global Clearinghouse


     o wholesale carrier providers, including STAR Telecommunications, Inc., GRIC Communications and Pacific Gateway Exchange


     Competition for carrier traffic is primarily based on price. Decreasing telecommunications rates have resulted in intense price competition and we expect that competition will continue to increase significantly as telecommunications rates decrease. Increased competition could force us to further reduce our prices and profit margins, and may reduce our market share.

PROPERTIES

     We maintain our executive offices at 430 Park Avenue, New York, New York, occupying approximately 3,000 square feet, which we sub-lease from RSL COM. This sub-lease extends until June 29, 2001. We pay RSL COM annual rent of $96,000 for this space.

     We lease a 1,184 square meter office, which houses our research and development facilities, at the Jerusalem Technology Park, Jerusalem, Israel. The term of this lease extends until January 31, 2003, with an

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
option to extend the lease for an additional five year period. We pay annual rent of approximately $240,000 plus Israeli value-added tax. We sublease a portion of our facility to third parties.

     Under a services agreement with RSL COM, we share space for employees and equipment at eight locations with RSL COM. One of these locations is 60 Hudson Street, New York, New York. This space houses our international gateway and domestic switches. RSL COM provides these facilities to us at no direct cost. The services agreement expires September 3, 2004 with automatic extensions for additional one-year terms unless terminated by one of the parties upon 30 days notice prior to the end of the term.

EMPLOYEES


     As of October 31, 1999, we employed 80 full-time and 10 part-time employees, of which 74 are located in Israel and 16 are located in New York. We consider our relationship with our employees to be good. None of our employees is covered by collective bargaining agreements.


     Generally, all male adult citizens and permanent residents of Israel under the age of 51 are, unless exempt, obligated to perform up to 31 days of military reserve duty annually. Additionally, all such residents are subject to being called to active duty at any time under emergency circumstances. Some of the our officers and employees are currently obligated to perform annual reserve duty. While we have operated effectively under these requirements since we began operations, no assessment can be made as to the full impact of such requirements on our workforce or business if conditions should change, and no prediction can be made as to the effect on us of any expansion of such obligations.

LEGAL PROCEEDINGS


     On October 8, 1999, Aerotel, Ltd. and Aerotel U.S.A. commenced a suit against us, RSL COM and an RSL COM subsidiary in the United States District Court for the Southern District of New York. Aerotel alleges that we are infringing on a patent issued to Aerotel in November 1987 by making, using, selling and offering for sale prepaid telephone card products in the United States. Aerotel seeks an injunction to stop us from using the technology covered by this patent, monetary damages in an unspecified amount and reimbursement of attorneys' fees. This litigation was only recently filed and we are presently evaluating these claims. We believe that we have meritorious defenses to the claim and we intend to defend the lawsuit vigorously. However, the outcome of the litigation is inherently unpredictable and an unfavorable result may have a material adverse effect on our business, financial condition and results of operations. Regardless of the ultimate outcome, the litigation could result in substantial expenses to us and significant diversion of efforts by our managerial and other personnel.


     We are not a party to any other material litigation and are not aware of any other pending or threatened litigation that could have a material adverse effect on us or our business taken as a whole.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The following table sets forth certain information concerning our directors, executive officers and key employees.


NAME                                                    AGE   POSITION
-----------------------------------------------------   ---   -----------------------------------------------------
Elie C. Wurtman......................................   30    Co-founder, Co-Chairman of the Company and Chairman
                                                                of the Board of Directors
Amos Sela............................................   56    Chief Executive Officer, President and Director
Jacob A. Davidson....................................   30    Co-founder and Co-Chairman of the Company
Mark J. Hirschhorn...................................   35    Vice President and Chief Financial Officer
Noam Bardin..........................................   28    Co-founder, Vice President of Technology and Chief
                                                                Technology Officer
Shimmy Zimels........................................   34    Vice President of Operations
Dr. Baruch D. Sterman................................   38    Vice President of Research and Development and
                                                                Product Integration
Marc M. Tobin........................................   33    General Counsel
Avery S. Fischer.....................................   32    Director
Itzhak Fisher........................................   43    Director
Robert R. Grusky.....................................   42    Director
Yadin Kaufmann.......................................   40    Director
Jacob Z. Schuster....................................   50    Director
Donald R. Shassian...................................   44    Director
Nir Tarlovsky........................................   33    Director


     ELIE C. WURTMAN co-founded our company and has been a co-chairman of our company since October 1999 and the chairman of our board of directors since April 1999. Mr. Wurtman was president and chief executive officer of our company from November 1996 until March 1999 and acting vice president of sales and marketing for our company from August 1998 to March 1999. Mr. Wurtman has served as vice president of emerging technologies for RSL COM from April 1998 to May 1999. In November 1995, Mr. Wurtman co-founded Ambient Corporation, Inc., a company which develops smartcard technology, and was a director of Ambient until September 1999. Mr. Wurtman co-founded Pioneer Management Corporation, a holding company involved in several high-tech ventures, and was a director from January 1992 to June 1996.


     AMOS SELA has been chief executive officer and a director of our company since April 1999 and president since October 1999. Prior to joining our company, Mr. Sela was the director and deputy managing director of ISIS Information Systems, a leading South African information technology systems integrator, since September 1991. From 1991 to 1996, Mr. Sela served as vice president of DCL Technologies Ltd, a company specializing in the growth and management of high technology start-up companies. From 1983 to 1990, Mr. Sela served as general manager of Gold Net Ltd., a value-added service provider of information services. Mr. Sela received a masters in physics and mathematics from Hebrew University in Jerusalem.


     JACOB A. DAVIDSON co-founded our company and has been a co-chairman of our company since October 1999. Mr. Davidson is not a director of our company. From April 1999 to October 1999 Mr. Davidson acted as our president. From May 1996 to March 1999, Mr. Davidson served as chairman of the board of our company.
Mr. Davidson co-founded Ambient Corporation and served as its chief executive officer and its chairman from June 1996 until September 1999. Mr. Davidson co-founded Pioneer Management Corporation and was the managing director from January 1992 to June 1996.

     MARK J. HIRSCHHORN has been our vice president and chief financial officer since April 1999. Prior to joining our company, Mr. Hirschhorn served in various positions at RSL COM, including vice president-finance from August 1997 to May 1999, global controller from January 1996 to May 1999 and assistant secretary from September 1996 to May 1999. From October 1987 to December 1995,
Mr. Hirschhorn was employed at Deloitte & Touche LLP, most recently as senior manager.

     NOAM BARDIN co-founded our company and has been vice president of technology and chief technology officer since June 1997. Prior to serving as vice president, Mr. Bardin served as our global network director from November 1996 to May 1997. From November 1995 to October 1996, Mr. Bardin served as director of operations for Ambient Corporation. From January 1995 to October 1995,
Mr. Bardin worked for several Israeli high-tech companies in helping to secure government grants and assistance. Prior to 1995, Mr. Bardin attended Hebrew University.

     SHIMMY ZIMELS has been our vice president of operations since July 1997. Prior to joining our company, Mr. Zimels was the controller and vice president of finance of Net Media Ltd., a leading Israeli-based Internet service provider, from June 1995 to June 1997. From April 1991 to May 1995, Mr. Zimels was a senior tax auditor for the Income Tax Bureau of the State of Israel.

     DR. BARUCH D. STERMAN has been our vice president of research and development and product integration since May 1998. Prior to joining our company, Dr. Sterman worked as a consultant for Israeli businesses in database design, billing systems, and automated data flow from August 1996 to May 1998. After receiving a doctorate in Physics in June 1993, Dr. Sterman founded a start-up company, Gal-Or Lasers, that developed a compact laser (of his own design) for industrial and medical use.


     MARC M. TOBIN has been our general counsel since August 1998 and our corporate secretary since September 1999. Prior to joining our company, Mr. Tobin served as corporate counsel to Slim Fast Foods Company from October 1991 to July 1998 and assistant corporate secretary from March 1995 to July 1998.



     AVERY S. FISCHER has been a director of our company since September 1999 and was the secretary of our company from July 1997 until September 1999.
Mr. Fischer has served as vice president of legal affairs and general counsel of RSL COM since January 1999 and legal counsel of RSL COM since January 1997. From 1994 to 1997, he was an associate with the law firm of Rosenman & Colin LLP, New York, New York with a practice concentrating in mergers and acquisitions, securities and general corporate counseling. From 1993 to 1994, Mr. Fischer was an associate with the law firm of Shea & Gould, New York, New York, with a practice concentrating in commercial and securities litigation.



     ITZHAK FISHER has been a director of our company since July 1997.
Mr. Fisher was a co-founder of RSL COM and has been a director, president and chief executive officer of RSL COM since its inception in 1994. From 1992 to 1994, Mr. Fisher served as general manager of Clalcom Inc., a telecommunications company. From 1990 to 1992, Mr. Fisher served as the special consultant to the president of BEZEQ, the Israel Telecommunication Corp., Israel's national telecommunications company. Mr. Fisher co-founded, and was a director, president and chief executive officer of Medic Media, Inc., a company engaged in the business of renting telephone and television systems in hospitals throughout Israel.



     ROBERT R. GRUSKY has been appointed a director of our company effective upon closing of this offering. Mr. Grusky has been President of RSL Investments Corporation since April 1998 and Senior Advisor to Ronald S. Lauder since April 1997. From 1985 to 1997, Mr. Grusky was at Goldman, Sachs & Co. as a member of its mergers and acquisitions department and later in its principal investment area. In 1990, Mr. Grusky took a one-year leave of absence during which he was appointed a White House Fellow by President Bush and served as Assistant to the then Secretary of Defense Dick Cheney. He is a director of Central European Media Enterprises, Ltd., ITI Holdings, S.A. and an advisory director of Tinicom Capital Partners, L.P. and The Hachly School. He is also a member of the Board of Trustees of The Multiple Myeloma Foundation.



     YADIN KAUFMANN has been appointed director of our company effective upon the closing of this offering. Mr. Kaufmann is a co-founder of MainXchange Ltd. and has served as its chairman from February 1997 until the present and as its chief executive officer from February 1997 until January 1999. In 1990,
Mr. Kaufmann co-founded Veritas Venture Capital Management Ltd., a venture fund that invests primarily in early-stage technology companies in Israel, and has since 1990 been its co-managing director. From 1987 until 1995, he was involved in the management of Athena Venture Partners, and from 1986 until 1987 he was an associate at the law firm Herzog, Fox & Ne'eman. Mr. Kaufmann currently serves on the Board of Directors of Carmel Biosensors Ltd.



     JACOB Z. SCHUSTER has been a director of our company since May 1999. He has been a director, executive vice president and assistant secretary of RSL COM since 1994. Mr. Schuster served as treasurer of RSL COM from 1994 through 1998, and was chief financial officer from February 1997 until December 1998.
Mr. Schuster has been president and treasurer of RSL Management Corporation since November 1995 and executive vice president of RSL Investments Corporation since March 1994. From 1986 to 1992, Mr. Schuster was a general partner and treasurer of Goldman Sachs and has been a limited partner since 1992.

     DONALD R. SHASSIAN has been a director of our company since May 1999. Mr. Shassian has served as chief operating officer of RSL COM since August 1999, and he has served as executive vice president, chief financial officer and treasurer of RSL COM since January 1999. From 1993 through 1998, Mr. Shassian served as senior vice president and chief financial officer of Southern New England Telecommunications. From 1988 through 1993, Mr. Shassian served as a partner of Arthur Andersen LLP, providing audit and business advisory services to companies in the telecommunications industry. In 1992, Mr. Shassian was named the partner-in-charge of Arthur Andersen's telecommunications industry practice group for North America.



     NIR TARLOVSKY has been a director of our company since July 1997.
Mr. Tarlovsky has served as the vice president of business development of RSL COM since April 1995, and was a director of RSL COM from April 1995 until March 1997. Mr. Tarlovsky is also vice president of RSL COM North America, Inc., a subsidiary of RSL COM. From 1992 to March 1995, Mr. Tarlovsky served as senior economist of Clalcom. While at Clalcom, he was responsible for the development of new international telecommunications ventures. Mr. Tarlovsky is also a director of Telegate, a German operator services company.


DIRECTOR COMPENSATION

     We do not pay our directors cash compensation. Directors are reimbursed for the expenses they incur in attending meetings of the board or board committees. Each director who is not our employee will be eligible to receive options to purchase 25,000 shares of common stock upon completion of this offering, with an exercise price equal to the initial public offering price. Under our 1999 Directors Plan, each non-employee director will be eligible to receive on an annual basis options to purchase 10,000 shares of common stock with an exercise price equal to the fair market value on the date of grant. See "1999 Directors' Plan."

COMMITTEES OF THE BOARD OF DIRECTORS

     Prior to or upon the completion of this offering, our board of directors will create an executive committee, a compensation committee and an audit committee.

     We expect that our executive committee will be composed of at least three directors. The executive committee will have such powers and duties as shall be determined by the board of directors.

     We expect that our compensation committee will be composed of three directors, including at least two independent directors, to be appointed prior to or soon after completion of this offering. The compensation committee will have the authority to evaluate our compensation policies, determine our executive compensation policies and guidelines and administer our stock option and compensation plans.

     We expect that our audit committee will be composed of three directors to be appointed prior to or soon after completion of this offering. The audit committee will be charged with the following responsibilities:

     o recommending the engagement of independent accountants to audit our financial statements

     o discussing the scope and results of the audit with our independent accountants

     o reviewing the functions our management and our independent accountants pertaining to our financial statements

     o performing such other related duties and functions as are deemed appropriate by the audit committee and the board of directors

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Executive compensation decisions in 1998 were made by RSL COM's compensation committee, in the case of Mr. Wurtman and Mr. Davidson, and by Mr. Wurtman and Mr. Davidson, with our board's approval, in the case of Mr. Bardin. Following the closing of this offering, our compensation committee will make all compensation decisions regarding our executive officers. In 1998 no interlocking relationship existed between our board of directors and the board of directors or compensation committee of any other company, except that Messrs. Wurtman and Davidson were directors of Ambient, the board of which makes all compensation decisions for Ambient. Mr. Davidson was also Ambient's chief executive officer. See "Related Party Transactions--Ambient."

EXECUTIVE COMPENSATION

     In 1998, RSL COM paid the compensation of our executive officers listed below other than Mr. Bardin. In addition, during 1998, RSL COM employed
Mr. Hirschhorn, our current chief financial officer, as vice president of finance of RSL COM, and in that position, Mr. Hirschhorn provided financial services to us.

     The following table sets forth information concerning the compensation during the year ended December 31, 1998 for our then chief executive officer and the other most highly compensated executive officers of the Company whose total salary and bonus exceeded $100,000.

                           SUMMARY COMPENSATION TABLE


                                                                   1998 ANNUAL
                                                                COMPENSATION ($)
                                                             -----------------------    LONG-TERM        ALL OTHER
              NAME AND PRINCIPAL POSITION(1)                 SALARY ($)    BONUS ($)    COMPENSATION    COMPENSATION ($)
----------------------------------------------------------   ----------    ---------    ------------    ----------------
Elie Wurtman, president and chief executive officer(2)....     153,000      162,500           --                  --
Jacob Davidson, chairman of the board (2).................      81,250       81,250           --                  --
Noam Bardin, chief technology officer.....................     120,000       10,000           --                  --


------------------

(1) The positions stated are those held by the named executive officers in 1998.

(2) Mr. Wurtman and Mr. Davidson were paid by RSL COM.

OPTION GRANTS IN LAST FISCAL YEAR

     Neither we nor RSL COM granted options or stock appreciation rights to the named executive officers in 1998.

OPTION EXERCISES IN LAST FISCAL YEAR AND YEAR-END OPTION VALUES

     There were no option exercises by our named executive officers in 1998. The following table sets forth information for the named executive offices with respect to restricted units held as of December 31, 1998.


                                                                                     NUMBER OF
                                                                                     SECURITIES               VALUE OF
                                                                                     UNDERLYING             UNEXERCISED
                                                                                    UNEXERCISED             IN-THE-MONEY
                                                                                   RESTRICTED UNITS AT    RESTRICTED UNITS AT
                                                                                    YEAR END (#)              YEAR-END
                                                  SHARES ACQUIRED    VALUE          EXERCISABLE           ($) EXERCISABLE
                     NAME                         ON EXERCISE (#)    REALIZABLE    /UNEXERCISABLE(1)      /UNEXERCISEABLE(2)
-----------------------------------------------   ---------------    ----------    -------------------    -------------------
Elie Wurtman...................................          --              --                 --/--                    --/--
Jacob Davidson.................................          --              --                 --/--                    --/--
Noam Bardin....................................          --              --             248,483/0                514,360/0


------------------
(1) The number of securities was calculated based on our decision to exchange the vested restricted units on a one-for-one basis for shares of our common stock effective upon closing of this offering.


(2) Value was calculated using a $2.08 per unit value based on the price paid by RSL COM to acquire 30% of our outstanding share capital in 1998 and a nominal exercise price.


STOCK OWNERSHIP OF OUR DIRECTORS AND EXECUTIVE OFFICERS


     None of our executive officers or directors currently own any of our capital stock. However, four of our executive officers hold an aggregate of 385,148 restricted units granted under the RSL COM 1997 stock incentive plan described below with an exercise price of $0.004. In addition, in April 1999 we granted options to purchase an aggregate of 1,076,761 shares of common stock at an exercise price of $5.11 per share to Messrs. Sela, Wurtman, Davidson, Hirschhorn, Bardin and Zimels, executive officers of our company. We also intend to grant options to purchase 24,848 shares of our common stock to each of our directors who are not our employees under our proposed 1999 Directors' Plan. In addition, we expect that our executive officers, directors and employees and RSL COM employees will be offered the opportunity to purchase shares of our common stock at the initial public offering price in this offering from the shares reserved for employees and directors of our company and RSL COM.



     The following table sets forth information for our directors and executive officers with respect to the options or restricted units they hold.



                                                                                                        VALUE OF
                                                                 SHARES TO BE                         UNEXERCISED
                                                              PURCHASED PURSUANT TO                   IN-THE-MONEY
                                                              OPTIONS/RESTRICTED        EXERCISE     OPTIONS/RESTRICTED
DIRECTOR/OFFICER                                                    UNITS                PRICE           UNITS*
-----------------------------------------------------------   ---------------------    ----------    ------------------
Elie Wurtman...............................................        165,656             $  5.11           $1,141,370
Amos Sela..................................................        273,332                5.11            1,883,257
Jacob Davidson.............................................        115,959                5.11              798,958
Mark Hirschhorn............................................        173,938                5.11            1,198,432
Noam Bardin................................................    173,938/248,483         5.11/.004          4,179,234
Shimmy Zimels..............................................     173,938/86,969         5.11/.004          2,241,712
Baruch Sterman.............................................         24,848                .004              298,077
Marc Tobin.................................................         24,848                .004              298,077
Itzhak Fisher..............................................         24,848               12.00*            --
Nir Tarlovsky..............................................         24,848               12.00*            --
Donald Shassian............................................         24,848               12.00*            --
Jacob Schuster.............................................         24,848               12.00*            --
Yadin Kaufmann.............................................         24,848               12.00*            --
Robert Grusky..............................................         24,848               12.00*            --
Avery Fischer..............................................         24,848               12.00*            --


------------------

* Based on an initial public offering price of $12.00 per share, the mid-point of the estimated price range.


     We have adopted a policy to encourage all of our executive officers and directors not to sell in excess of 50% of their holdings in us while they are our employees or directors, except for personal estate planning or tax purposes.

STOCK OPTION INFORMATION; RSL COM 1997 STOCK INCENTIVE PLAN


     Historically, we have not had a stock option plan. As of September 30, 1999 1,121,324 RSL COM restricted units granted to our employees were outstanding. Of these, 836,147 restricted units granted in 1997 and 1998 have an exercise price of $0.004; 189,262 restricted units granted in 1998 have an exercise price of $2.08; and 95,915 restricted units granted in April 1999 have an exercise price of $5.11. These restricted units were originally redeemable for shares of RSL COM or cash (at RSL COM's discretion) based on the value of RSL COM attributable to us. The restricted units generally vest over three-year periods and must be redeemed by the employee before the seventh anniversary of their date of grant.



     In connection with the offering, as of September 30, 1999, we committed to exchange shares of our common stock or options to purchase shares of our common stock for restricted units held, as follows:


          (1) To holders of restricted units that have vested, we will issue restricted shares of our common stock on a one-for-one basis, to be issued under our 1999 Stock Incentive Plan upon payment of the related exercise price; these restricted shares will fully vest 180 days after completion of this offering.


          (2) To holders of restricted units that have not yet vested, we will issue options to purchase our common stock on a one-for-one basis; these options will also be issued under our 1999 Stock Incentive Plan and will have the same exercise price (adjusted for our 2.48-for-one stock split) and vesting schedules as the RSL COM restricted units.

     If all holders of restricted units exchange their restricted units for shares of common stock or options to purchase common stock, then we will issue 748,288 restricted shares of common stock and options to purchase 372,976 shares of common stock, in connection with this exchange.


1999 STOCK INCENTIVE PLAN

     We expect to adopt a stock incentive plan prior to the completion of this offering. The purpose of the plan is to foster and promote the long-term financial success of our company and materially increase shareholder value by
(a) motivating superior performance by means of performance-related incentives,
(b) encouraging and providing for the acquisition of an ownership interest in our company by executive officers, other employees and consultants and
(c) enabling us to attract and retain the services of an outstanding management team upon whose judgment, interest and effort the successful conduct of our operations is largely dependent.


     GENERAL. The plan provides for the grant of (i) incentive stock options and non-incentive stock options to purchase our common stock; (ii) stock appreciation rights, which may be granted in tandem with or independently of stock options; (iii) restricted stock and restricted units; (iv) incentive stock and incentive units; (v) deferred stock units; and (vi) stock in lieu of cash. We have reserved 4,000,000 shares of our common stock for issuance upon exercise of awards to be granted under the plan.



     ADMINISTRATION. The plan will be administered by our compensation committee or such other committee as designated by our board of directors. This committee will be made up of at least two directors who are not our employees and whose membership on the committee (i) does not adversely impact our ability to deduct compensation payments made under the plan and (ii) will permit recipients of awards to avail themselves of exemptions under federal securities laws.



     ELIGIBILITY AND EXTENT OF PARTICIPATION. The plan provides for discretionary grants of awards to officers of the company within the meaning of Rule 16a-1(f) of the Exchange Act and to other employees and consultants of the company. Directors who are non-employees are prohibited from participating in the plan. The maximum number of shares for which options or stock appreciation rights may be granted to any one participant in a calendar year is 600,000 of the shares of common stock available under the plan.



     STOCK OPTIONS. Under the plan, the committee may grant both incentive and non-incentive stock options for common stock of the company. The options generally will have a term of seven years and will become exercisable in three equal installments commencing on the first anniversary of the date of grant. The purchase price per share payable upon exercise of an option will be established by the committee; provided, however, that such option exercise price may be no less than the fair market value of a share of our common stock on the date of grant (or 110% of the fair market value, in the case of incentive stock option grants to persons holding more than 10% of voting power of all classes of our capital stock). The option exercise price is payable by one of the following methods or a combination of methods to the extent permitted by the committee:
(i) in cash or its equivalent, or (ii) subject to the approval of the committee, in shares of common stock owned by the participant for at least six months prior to the date of exercise. The committee may provide that a participant who delivers shares of common stock to exercise an option when the market value of the common stock exceeds the exercise price of the option will be automatically granted reload options for the number of shares delivered to exercise the option. Reload options will be subject to the same terms and conditions as the related option except that the exercise price will be the fair market value on the date the reload option is granted and such reload option will not be exercisable for six months.



     STOCK APPRECIATION RIGHTS. The committee may grant stock appreciation rights in tandem with or independently of a stock option. Stock appreciation rights entitle the participant to receive the excess of the fair market value of a stated number of shares of common stock on the date of exercise over the base price of the stock appreciation right. The base price may not be less than 100% of the fair market value of the common stock on the date the stock appreciation right is granted. The committee will determine when a stock appreciation right is exercisable, the method of exercise, and whether settlement of the stock appreciation right is to be made in cash, shares of common stock or a combination of cash and shares.

     RESTRICTED STOCK AND RESTRICTED UNITS. The committee may grant awards in the form of restricted stock and restricted units. For purposes of the plan, restricted stock is an award of common stock and a restricted unit is a contractual right to receive common stock (or cash based on the fair market value of common stock). Such awards are subject to such terms and conditions, if any, as the committee deems appropriate. Unless otherwise determined by the committee, participants are entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and, if and to the extent determined by the committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by restricted units. Restricted stock and restricted units become vested and nonforfeitable and the restricted period shall lapse upon the third anniversary of the date of grant unless the committee determines otherwise.



     INCENTIVE STOCK AND INCENTIVE UNITS. The plan allows for the grant of awards in the form of incentive stock and incentive units. For purposes of the plan, incentive stock is an award of common stock and an incentive unit is a contractual right to receive common stock. Such awards will be contingent upon the attainment, in whole or in part, of certain performance objectives over a period to be determined by the committee. With regard to a particular performance period, the committee has the discretion, subject to the plan's terms, to determine the terms and conditions of such awards, including the performance objectives to be achieved during such period and the determination of whether and to what degree such objectives have been attained. Unless otherwise determined by the committee, participants are entitled to receive, either currently or at a future date, all dividends and other distributions paid with respect to the incentive stock and, if and to the extent determined by the committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by the incentive units.



     ELECTIVE UNITS. On such date or dates established by the committee and subject to such terms and conditions as the committee will determine, a participant may be permitted to defer receipt of all or a portion of his annual compensation and/or annual incentive bonus ("deferred annual amount") and receive the equivalent amount in elective stock units based on the fair market value of the common stock on the date of grant. To the extent determined by the committee, a participant may also receive supplemental stock units for a percentage of the deferred annual amount. On the date of a participant's termination of employment, the participant will receive a number of shares of common stock equal to the number of elective units and supplemental units held on that date. Elective units carry no voting rights until the shares have been issued. The committee will determine whether any dividend equivalents attributable to elective units are paid currently or credited to the participant's account and deemed reinvested in common stock. Elective units and dividend equivalents with respect to the elective units are fully vested at all times. Unless the committee provides otherwise, supplemental units and dividend equivalents with respect to the supplemental units will become fully vested on the third anniversary of the date the corresponding deferred amount would have been paid.



     STOCK IN LIEU OF CASH. The plan authorizes the committee to grant awards of common stock to executive officers in lieu of all or a portion of an award otherwise payable in cash pursuant to any bonus or incentive compensation plan of the company, based on the fair market value of the common stock.



     AMENDMENT AND TERMINATION. No awards may be granted under the plan after the expiration of ten years from the date of the plan's adoption. The board of directors or the committee may amend, suspend or terminate the plan or any portion of it at any time. However, no amendment may be made to the plan without shareholder approval if such amendment would (1) increase the number of shares of common stock subject to the plan, (2) change the price at which options may be granted, or (3) remove the administration of the plan from the committee.


1999 PERFORMANCE INCENTIVE PLAN

     We expect to adopt a performance incentive plan prior to the completion of this offering. The purpose of the plan is to assist the company and its subsidiaries to attract, retain, motivate and reward the best qualified executive officers and key employees by providing them with the opportunity to earn competitive compensation directly linked to our performance.

     GENERAL. Under the plan, bonuses are payable if we meet any one or more of several performance criteria, which are to be set annually by the committee, after receipt of the proposed annual budget for the coming year from management. It is expected that proposed performance criteria for the coming year will be presented by management in the fourth quarter of the current year and approved not later than March 31 of the next year. It is expected that the period over which performance is to be measured will be one year.



     The committee shall determine whether bonuses payable under the plan will be paid in cash, shares of common stock or in any combination thereof, provided that not less than 50% of any bonus shall be in cash. No more than 400,000 shares common stock may be issued under the plan.



     ADMINISTRATION. The plan will be administered by our compensation committee or such other committee as designated by our board of directors. This committee will be made up of directors who are not our employees and whose membership on the committee (i) does not adversely impact our ability to deduct compensation payments made under the plan and (ii) will permit recipients of awards to avail themselves of exemptions under federal securities laws. The committee will establish the performance targets and certify whether such performance targets have been achieved.



     BONUS. Bonus amounts are determined as follows: if 100% of the pre-established targets are achieved, participants will generally be eligible to receive a bonus equal to their base salary for such year. If 120% of such targets are achieved, the bonus potentially payable to participants will generally equal twice their base salary for such year and, if 80% of such targets are achieved, the bonus potentially payable to participants will generally equal 25% of their base salary for such year. To the extent our results exceed 80% of the targets but is less than 120% of the targets, the amount of the bonus payable to participants will be adjusted proportionately based on where such results fall within the ranges set forth above.



     Once eligibility has been determined, a bonus, if applicable, will consist of two components. Fifty percent of the amount determined pursuant to the formula described above will be payable if the targets are achieved. Up to an additional 50% of such amount will be payable in the discretion of the committee. In addition, the plan permits the committee to grant discretionary bonuses to participants, notwithstanding that a bonus would not otherwise be payable under the plan, to recognize extraordinary individual performance.



     ELIGIBILITY. Each executive officer of the company and each key employee who is recommended by the chief executive officer and selected by the committee and approved by the board of directors is eligible to receive a bonus under the plan.



     OTHER TERMS. No plan participant may receive a bonus with respect to any plan year in excess of $1,000,000. The committee may impose conditions with respect to an award of common stock, including conditioning the vesting of shares on the performance of additional service. The committee may permit a participant to receive all or a portion of his bonus payable in common stock. If a participant's employment terminates prior to the completion of performance period, the committee shall determine whether a prorated bonus may be paid to such a participant. In addition, the plan permits a participant to elect to defer payment of his or her bonus on terms and conditions established by the committee.



     AMENDMENT AND TERMINATION. Either the board of directors or the committee may amend, suspend, discontinue or terminate the plan, provided that, unless the board determines otherwise, any amendment or termination of the plan that requires stockholder approval will not be effective until stockholder approval is obtained.


1999 EMPLOYEE STOCK PURCHASE PLAN

     We expect to adopt an employee stock purchase plan prior to the completion of this offering. The purpose of the employee stock purchase plan is to align employee and shareholder long-term interests by facilitating the purchase of common stock by employees and to enable employees to develop and maintain significant ownership of common stock.

     GENERAL. The employee stock purchase plan is intended to comply with the requirements of Section 423 of the Internal Revenue Code, and to assure the participants of the tax advantages provided thereby. The number of shares of our common stock available for issuance under the employee stock purchase plan is limited to 1,350,000 shares of common stock.



     ADMINISTRATION. The employee stock purchase plan will be administered by a committee established by the board of directors. The committee may make such rules and regulations and establish such procedures for the administration of the employee stock purchase plan as it deems appropriate.



     ELIGIBILITY. All employees of the company and its designated subsidiaries who have at least one year of service and work more than 20 hours per week and five months in a calendar year will be eligible to participate in the employee stock purchase plan, except that employees who are "highly compensated" within the meaning of Section 414(q) of the Code and employees who are five percent or more stockholders of the company or any parent or subsidiary of the company will not be eligible to participate.



     GRANTS. Pursuant to the employee stock purchase plan, each eligible employee will be permitted to purchase shares of common stock up to two times per calendar year through regular payroll deductions in an aggregate amount equal to 1% to 10% of the employee's base pay, as elected by the employee, for each payroll period. Under the employee stock purchase plan, a participant's right to purchase shares of common stock may not accrue at a rate that exceeds $25,000 of fair market value of common stock during any calendar year.



     OFFERING PERIOD; PURCHASE PERIOD. The initial offering period will commence on the first trading day on or after the effective date of the employee stock purchase plan and end on the last trading day on or prior to the second anniversary of the commencement date. Each subsequent offering period will have a duration of approximately one year, commencing on the first trading day and ending on the last trading day of each calendar year (commencing with calendar year 2001). Each "purchase period" will have a duration of approximately six months.



     EXERCISE PRICE. As of the last day of each "purchase period" ending within an "offering period," participating employees will be able to purchase shares of common stock with payroll deductions for a purchase price equal to the lesser of:



     o 85% of the fair market value of common stock on the date the offering period begins and



     o 85% of the fair market value of common stock on the last day of the purchase period.



     A right to purchase shares which is granted to a participant under the employee stock purchase plan is not transferable otherwise than by will or the laws of descent and distribution.


1999 DIRECTORS' PLAN

     We expect to adopt a directors' stock compensation plan prior to the completion of this offering. The purposes of the directors' plan are to enable us to attract, maintain and motivate qualified directors and to enhance a long-term mutuality of interest between our directors and shareholders of our common stock by granting our directors options to purchase our shares.


     Under the directors' plan, on the first business day following each annual meeting of our shareholders during the term of the directors' plan, each director who is not an employee of our company will be granted options to acquire 10,000 shares of our common stock with an exercise price per share equal to the fair market value of a share of our common stock on the date of grant. These options will have a seven-year term and will become exercisable on the first anniversary of the date of grant. In addition, each director who is not an employee of our company on the date of the completion of this offering will be granted options to acquire 25,000 shares of our common stock with an exercise price per share equal to the initial public offering price. Each individual who becomes a director and is not an employee of our company following completion of this offering will be granted options to acquire 25,000 shares of common stock with an exercise price per share equal to the fair market value on the date of grant. These options will have a seven-year term and will be immediately exercisable, but if exercised, subject to the 180-day lock-up to be imposed on our officers and directors. The maximum number of shares that may be issued under the directors' plan is 600,000. The plan will terminate December 31, 2009, unless sooner terminated by our stockholders.

EMPLOYMENT AGREEMENTS


     We have entered into employment agreements with Messrs. Sela, Hirschhorn, Wurtman, Davidson, Bardin and Zimels, each with the following principal terms:



     o The agreement is effective as of April 1, 1999 and will end on March 31, 2002.


     o The employee is entitled to receive a base salary as stated below, increased on each January 1, commencing January 1, 2001, by an amount equal to his base salary then in effect, multiplied by the applicable cost of living index during the prior year. The employee's base salary, as adjusted for cost of living increases, may be further increased at the option and in the discretion of the board of directors.

     o The employee shall be granted options to purchase shares of our common stock as set forth below, under our proposed 1999 Stock Incentive Plan, at an exercise price of $5.08 per share. The employee's options are exercisable in installments, as long as the employee is employed by us on the applicable


     o vesting date, and after an option is exercisable, that option remains exercisable until the expiration of seven years from the date of the agreement. If the employee is terminated for any reason prior to September 30, 2000, following such date, any unvested options will expire. If the employee is terminated for cause, following such date, all options will expire. In the case of Messrs. Sela, Hirschhorn, Bardin and Zimels, the options are exercisable in three equal installments on each of April 1, 2000, 2001 and 2002. In the case of Messrs. Wurtman and Davidson, 50% of the options are exercisable on April 1, 2000 and the remaining options are exercisable in two equal installments on each of April 1, 2001 and April 1, 2002.


     o The employee's options are immediately exercisable in full upon a change of control. The employee's options, following any termination of the employee's employment, other than for cause, remain exercisable for the lesser of two years and the remaining term of his options.

     o If the employee's employment is terminated by us without cause or by the employee for good reason, the employee is entitled to receive previously earned but unpaid salary, vested benefits and a payment equal to his base salary as in effect immediately prior to the termination date.

     o If the employee dies or is unable to perform his duties, he or his representative or estate or beneficiary will be paid, in addition to any previously earned but unpaid salary and vested benefits, 12 months' total base salary reduced, in the case of disability, by any disability benefits he receives.

     The following table sets forth the position, base salary and number of shares of common stock represented by the options granted for each of Messrs. Wurtman, Sela, Davidson, Hirschhorn, Bardin and Zimels, pursuant to their respective employment agreements:


                                                                                                     OPTIONS TO
                                                                                                      PURCHASE
                                                                                                     SHARES OF
                                                          POSITION                   BASE SALARY    COMMON STOCK
                                          ----------------------------------------   -----------    ------------

Elie C. Wurtman.........................  Co-Chairman of the Company and Chairman    $   180,000(1)      165,656
                                            of the Board of Directors
Amos Sela...............................  Chief Executive Officer and President      $   230,000         273,332
Jacob A. Davidson.......................  Co-Chairman of the Company                 $   180,000(1)      115,959
Mark J. Hirschhorn......................  Vice President and Chief Financial         $   200,000         173,938
                                            Officer
Noam Bardin.............................  Vice President of Technology and           $   170,000         173,938
                                            Operations and Chief Technology
                                            Officer
Shimmy Zimels...........................  Vice President of Operations               $   170,000         173,938


------------------
(1) Messrs. Wurtman and Davidson will devote 50% of their time to us beginning on April 1, 2000 and their base salaries will at that time be reduced to $90,000 each.

     Following RSL COM's purchase of Mr. Davidson's and Mr. Wurtman's interests in us in July 1997, they entered into employment agreements with RSL COM dated July 1997. These agreements terminated at the end of March 1999. They entered into new employment agreements with us as of April 1, 1999.

                             PRINCIPAL STOCKHOLDERS


     The following table sets forth information with respect to the beneficial ownership of shares of our Class B common stock and common stock as of
October 20, 1999 and as adjusted to reflect the sale of the shares of common stock offered under this prospectus, including shares offered in exchange for RSL COM restricted units, and the beneficial ownership of shares of the capital stock of RSL COM as of October 20, 1999 by:


          o each person who we know owns beneficially more than 5% of our common stock

          o each of our directors individually


          o each of our named executive officers individually


          o all of our executive officers and directors as a group

     The information in the table assumes the underwriters do not exercise their option to purchase additional shares.


     Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock. Each person listed below disclaims beneficial ownership of their shares, except to the extent of their pecuniary interests therein. Shares of common stock that an individual or group has the right to acquire within 60 days of October 20, 1999 pursuant to the exercise of options are deemed to be outstanding for the purpose of computing the percentage ownership of such person or group, but are not deemed outstanding for the purpose of calculating the percentage owned by an other person listed.



                                                       SHARES OF DELTATHREE.COM
                                                            CAPITAL STOCK
                                                        BENEFICIALLY OWNED(1)                         SHARES OF RSL COM
                                          --------------------------------------------------            CAPITAL STOCK
                                                          PERCENTAGE      VOTING POWER              BENEFICIALLY OWNED(2)
                                                      ------------------  ------------------  ----------------------------------
                                                      BEFORE     AFTER    BEFORE     AFTER                               VOTING
                                            NUMBER    OFFERING  OFFERING  OFFERING  OFFERING    NUMBER      PERCENTAGE   POWER
                                          ----------  --------  --------  --------  --------  ----------    ----------  --------
PRINCIPAL STOCKHOLDERS:
RSL Communications, Ltd.
  767 Fifth Avenue
  Suite 4300,
  New York, New York 10153............... 19,569,459     94.0%     73.6%     99.4%     96.5%          --           --%        --%
Ronald S. Lauder
  c/o RSL Communications, Ltd. (3)....... 19,569,459     94.0      73.6      99.4      96.5   16,447,636(10)      29.7      57.6
CNET Investments, Inc.
  150 Chestnut Street
  San Francisco, California 94111........  1,551,971(4)     7.3     5.7         *         *           --           --         --
DIRECTORS AND EXECUTIVE OFFICERS:
Itzhak Fisher(5).........................         --       --       (9)        --         *    3,310,481(11)       6.0      11.5
Nir Tarlovsky(5).........................         --       --       (9)        --         *      791,058(12)       1.4         *
Donald R. Shassian(5)....................         --       --       (9)        --         *       18,000(13)         *         *
Jacob Z. Schuster(5).....................         --       --       (9)        --         *    1,689,404(14)       3.1       6.0
Yadin Kaufmann...........................         --       --       (9)        --         *        1,000(15)         *         *
Robert Grusky............................         --       --       (9)        --         *        4,500(16)         *         *
Avery S. Fischer(5)......................         --       --       (9)        --         *        5,980(17)         *         *
Elie C. Wurtman(6).......................         --       --        --        --        --           --           --         --
Jacob A. Davidson(6).....................         --       --        --        --        --           --           --         --
Noam Bardin(6)(7)........................         --       --         *         *         *           --           --         --
All Directors and Executive Officers as a
  group (fifteen persons)(8)(9)..........         --       --       2.1         *         *    5,820,423         10.6       17.9


------------------

* Less than 1%.

 (1) Before this offering our outstanding share capital consists of
     (a) 19,569,459 shares of Class B common stock, (b) 167,238 shares of common stock issued to Yahoo! (including a warrant to purchase 41,963 shares of common stock, assuming a cashless exercise) and (c) 1,085,943 shares of common stock issued to CNET (excluding a warrant to purchase 466,028 shares of common stock), and after this offering, unless otherwise indicated, our outstanding share capital consists of (a) 19,569,459 shares of


                                              (Footnotes continued on next page)

(Footnotes continued from previous page)

     Class B common stock and (b) 7,001,469 shares of common stock (which includes shares of common stock issued to Yahoo! and CNET, 41,963 shares of common stock issued to Yahoo! upon a cash-less exercise of a warrant and 748,288 shares issued in exchange for RSL restricted units that had vested).



 (2) RSL COM's outstanding share capital consists of 24,267,283 shares of Class B common stock and 30,591,975 shares of Class A common stock. Shares of Class B common stock of RSL COM are convertible at any time into shares of Class A common stock of RSL COM for no additional consideration on a share-for-share basis. Shares of Class A common stock of RSL COM are entitled to one vote for each share and shares of Class B common stock of RSL COM are entitled to 10 votes for each share.



 (3) Ronald S. Lauder, together with a number of entities, including entities formed for the benefit of charities and members of his family, own shares of RSL COM's capital stock that enable him to vote more than 50% of RSL COM's capital stock. As a result, he may be deemed to be the beneficial owner of our capital stock owned by RSL COM. Mr. Lauder disclaims beneficial ownership of these shares.



 (4) Includes a warrant to purchase 466,028 shares of common stock.





(5) The address for the director listed is c/o RSL Communications, Ltd.





(6) The address for director or executive officer listed is c/o us.



 (7) Mr. Bardin holds 248,483 RSL COM restricted units that will be exchanged for 248,483 shares of our common stock upon completion of this offering.



 (8) Four of our fifteen directors and executive officers collectively hold 385,148 RSL COM restricted units that will be exchanged for 385,148 shares of our common stock upon completion of this offering.



 (9) On completion of this offering, we will issue to each of our seven directors who is not an employee of our company options to purchase 24,848 shares of our common stock at an exercise price equal to the initial public offering price. If exercised, the shares issued would represent less than 1% of our outstanding share capital.



(10) Consists of (a) 502,336 shares of Class A common stock of RSL COM,
     (b) 15,481,527 shares of Class B common stock, (c) 3,873 shares of Class A common stock issuable upon exercise of an equal number of currently exercisable options granted to Mr. Lauder under RSL COM's 1997 Directors' Compensation Plan and (d) 459,900 shares issuable upon exercise of a warrant issued to Mr. Lauder. The shares of Class B common stock consist of: (a) 9,496,295 shares owned by RSL Investments Corporation, a corporation wholly owned by Mr. Lauder, (b) 1,814,579 shares owned by EL/RSLG Media, of which The 1995 Estee Lauder RSL Trust, of which Mr. Lauder is a trustee and the beneficiary is a 50% shareholder, (c) 907,290 shares owned by RAJ Family Partners, of which Mr. Lauder is a limited partner and a shareholder of the general partner, and (d) 3,428,363 shares owned directly by Mr. Lauder.



(11) Consists of (a) 177,839 shares of Class A common stock of RSL COM and
     (b) 3,132,642 shares of Class B common stock of RSL COM owned by Fisher Investment Partners, L.P., of which Mr. Fisher is the sole general partner and the Fisher 1997 Family Trust is the sole limited partner. Mr. Fisher disclaims beneficial ownership of these shares.



(12) Consists of (a) 718,915 shares of Class A common stock of RSL COM owned by Tarlovsky Investment Partners, of which Mr. Tarlovsky is the sole general partner and the Tarlovsky 1997 Family Trust is the sole limited partner and
     (b) 72,143 shares of Class A common stock issuable upon exercise of an equal number of currently exercisable options granted to Mr. Tarlovsky under RSL COM's 1997 Stock Incentive Plan.





(13) Represents 18,000 shares of Class A common stock of RSL COM.



(14) Consists of (a) 1,189 shares of Class A common stock owned directly by Mr. Schuster, (b) 41,656 shares of Class A common stock owned by Schuster Family Partners, of which Mr. Schuster is the sole general partner and the limited partners are some of his children, and (c) 1,646,559 shares of Class B common stock owned by Schuster Family Partners. Mr. Schuster disclaims beneficial ownership of the shares owned by Schuster Family Partners.



(15) Represents 1,000 shares of Class A common stock of RSL COM.



(16) Represents 4,500 shares of Class A common stock of RSL COM.





(17) Represents 5,980 shares of Class A common stock of RSL COM.

                           RELATED PARTY TRANSACTIONS

AMBIENT


     In January 1998, we entered into a cooperation agreement with Ambient Corporation, a public company founded by Elie Wurtman, a co-chairman of our company and chairman of the board and Jacob Davidson, a co-chairman of our company. Mr. Wurtman was a director of Ambient until September 1999.
Mr. Davidson was chief executive officer and chairman of Ambient from June 1996 until September 1999. Mr. Davidson owns a 7% interest in Ambient. Under the cooperation agreement, we provided them with office services for approximately $1,000 per month. We also rented approximately 150 square meters of our facility in Jerusalem, Israel to Ambient. In addition, Ambient rented approximately 675 square feet of office space to us before we moved into our new facilities in Jerusalem for a total of approximately $13,500. The cooperation agreement and the sub-lease to Ambient were terminated as of September 1, 1999.


RSL COM


     On July 23, 1997, RSL COM acquired 51% of our outstanding share capital. From that date through March 31, 1998, RSL COM continued to purchase additional shares from our other stockholders. On March 31, 1998, we entered into a merger agreement with RSL COM and our remaining minority stockholders. Pursuant to the agreement, we merged with and into a newly formed wholly-owned subsidiary of RSL COM. Since RSL COM's acquisition of a controlling interest in us, RSL COM has funded our cash requirements through inter-company loans bearing interest at the rate of 14% per annum. As of September 30, 1999, we owed approximately
$12.3 million (principal and accrued interest) to RSL COM. The inter-company loans is due on demand after September 30, 2000. Upon completion of an initial public offering by us, the maturity dates will be extended to the first anniversary of the completion of such offering. RSL COM will, upon completion of this offering, provide us a $10 million line of credit (in addition to the existing $12.3 million), bearing interest at the rate of 14% per annum, due on demand after November 1, 2000. We have agreed with RSL COM that we will not incur any debt other than inter-company debt without its written consent so long as we are a restricted subsidiary.



     RSL COM currently owns all of our capital stock. Following the completion of this offering, RSL COM will continue to be our controlling stockholder and will own 100% of the outstanding Class B common stock, which will represent approximately 96.5% of the combined voting power of all of our outstanding capital stock and approximately 73.6% of the economic interest in our company (or 96.2% and 71.6% if the underwriters' over-allotment option is exercised in full).



     For so long as RSL COM continues to beneficially own shares of capital stock representing more than 50% of the combined voting power of our outstanding capital stock, it will be able to approve any matter submitted to a vote of our stockholders, including, among other things, the election of all members of the board of directors. In addition, our non-competition provision in the services agreement with RSL COM terminates on September 3, 2001. See "--Services Agreement." Therefore, various conflicts of interest could arise between ourselves and RSL COM.


     RSL COM has advised us that it currently has no plans to dispose of the shares of Class B common stock owned by it. However, RSL COM has no contractual obligation to retain its shares of our Class B common stock, except RSL COM has agreed, subject to specified exceptions, not to sell or otherwise dispose of any shares of our Class B common stock for a period of 180 days from the date of this prospectus without the prior written consent of Lehman Brothers Inc. This lock-up agreement does not restrict RSL COM from selling shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. As a result, there can be no assurance concerning the period of time during which RSL COM will retain its ownership of our Class B common stock owned by it following the offering. See "--Registration Rights Agreement."

INTERCOMPANY COMPLIANCE AGREEMENT



     We have entered into an agreement with RSL COM under which we have agreed not to take any action which would cause RSL COM to default under its indentures. In order to help RSL COM comply with its indentures, we have also agreed to obtain RSL COM's written consent before incurring any debt and to provide RSL COM with information that it requires for its reporting obligation under its indentures and under the securities laws.





SERVICES AGREEMENT


     We entered into a services agreement with RSL COM on July 23, 1997, which was subsequently amended and restated as of September 3, 1999. As amended and restated, the agreement extends to September 2, 2004, and is automatically extended for additional one-year terms unless terminated by RSL COM or us. The services agreement may be terminated by us or RSL COM for cause, by the non-bankrupt party in the event of bankruptcy of the other party or by RSL COM should RSL COM and/or its affiliates hold less than 50% of the voting control of our outstanding common stock.

Services and Facilities


     Under the agreement, if we require equipment space or limited office space at any location where RSL COM maintains an office or equipment, RSL COM is required to use its reasonable best efforts to provide us such space. However, RSL COM is not obligated to provide us with office space for more than that required by two full-time employees, and RSL COM is entitled to vacate space without it being deemed a breach of the agreement. We are required to pay
RSL COM our proportionate share of all lease payments associated with such office or equipment space. In addition, RSL COM is required to make reasonable efforts to assist us in obtaining Internet, frame relay and dedicated lines from third parties in countries where RSL COM has communication switches colocated with our network servers at the same price that RSL COM pays such third parties. As of September 30, 1999, we colocated offices in five locations and equipment in five locations. RSL COM is also required to use its reasonable efforts to purchase dedicated bandwidth connectivity on our behalf from third party bandwidth suppliers at the same price as RSL COM pays such third party suppliers. As a result, we realize certain bulk pricing benefits received by RSL COM.


     Under the services agreement, RSL COM is also required to provide us with the following services:

          o domestic inbound traffic termination--RSL COM is required to terminate our domestic inbound traffic through RSL COM's switches in countries where our servers and RSL COM's switches are co-located. This termination service is provided to us at the then prevailing fair market rates for such service.


          o international outbound termination--RSL COM is required to terminate our international outbound telephone traffic in each country where our servers and RSL COM's switches are co-located and RSL COM has contracted to receive such services in the ordinary course. This termination service is provided to us at the then prevailing fair market rates for such service.


          o traffic origination--RSL COM is required to use its best efforts to assist us in obtaining services, including toll-free services, from local third parties which will provide our users with the ability to access our network at the same rates offered by such third parties to RSL COM in countries where our servers and RSL COM's switches are colocated.

          o use of RSL COM switches--RSL COM is required to provide us with use of RSL's switches to connect our carrier customers in each location where our servers and RSL COM's switches are colocated. The termination rate is $0.01 per minute. We are charged for a minimum usage of 100,000 minutes per month per switch per connection, whether or not such minutes are used. In addition, RSL COM provides our carrier customers billing and other similar customer-related services at a charge of $0.01 per minute of carrier traffic usage. Based on switches currently used, RSL COM charges us a minimum of $7,000 per month.

          o use of prepaid calling platform--RSL COM is required to provide us with access to, and use of, RSL COM's prepaid calling platform in each location where our servers and RSL COM's switches are co-located. If we elect to use RSL COM's prepaid calling platform, we will be charged for a minimum of 100,000 minutes per month. The fee for using RSL COM's prepaid calling platform is $0.01 per minute of traffic usage. In addition, RSL COM is required to provide us with additional customer-related services for our prepaid calling services at a rate of $0.015 per minute of traffic usage. To date, we have not elected to purchase such services.



In the event any of RSL COM's current or future strategic partner objects to RSL COM providing us with any of the foregoing services, RSL COM can cease providing the service to us. A strategic partner is a minority shareholder in RSL COM or any RSL COM subsidiary owning more than 10% of the common stock of such entity. However, RSL COM is required to use reasonable efforts to encourage its strategic partners not to object. To date, no strategic partner has objected to RSL COM providing us with these services.



     Under the services agreement, we are required to provide Internet telephony services and facilities to RSL COM necessary to route RSL COM's international telecommunications traffic between all originations and destinations we service. The agreement provides that we are required to use, at RSL COM's request, up to 50% of our network capacity to route RSL COM's international telecommunications traffic between our origination and termination points. For a period two years from the date of the closing of this offering, provided this offering occurs prior to June 30, 2000, RSL COM has committed to purchase a minimum of 50 million minutes per annum of voice and fax transmission services from us. If RSL COM fails in this commitment RSL COM will be required to pay us a shortfall charge of 10% of the average daily weighted coverage price per minute charged by us to RSL COM in the last three months of each annual period. If we are no longer a subsidiary of RSL COM, RSL COM's minimum purchase obligation will cease. These services are provided to RSL COM at the then prevailing fair market rates.


Marketing


     Under the services agreement, we and RSL COM will engage in joint marketing. Each of us is required to place, in a prominent location, a link on its home page Web site to the other's home page Web site. We will also cross-sell each other's products and services, including through promotional materials and customer service representatives and other additional promotional efforts. However, neither we nor RSL COM are required to market or promote a product or service of the other if such product or service competes with the other party's product or service.


Non-Competition


     Under the services agreement between us and RSL COM, RSL COM is prohibited from competing with us in providing Internet telephony services as described in the services agreement, provided that we provide RSL COM with any requested Internet telephony services promptly and with quality assurance. However, this non-competition provision terminates on September 3, 2001 and the scope of such provision is subject to the following limitations:


     o RSL COM and its subsidiaries may acquire up to 20% in an entity providing Internet telephony services;

     o RSL COM and its subsidiaries may be stockholders in entities providing Internet telephony services, provided that Internet telephony services are ancillary to the business of that entity;

     o the non-competition provision does not apply to RSL COM's subsidiaries that become publicly traded companies; and

     o Internet telephony services under the non-competition provision are limited to (1) phone to phone services marketed as IP to the general public, including both individuals and businesses and (2) the following Web-based enhanced communication services: PC-to-phone, D3 box, Click IT, Global Roaming, IP-initiated conference calls, Phone-to-PC, D3 Fax, information services and white boarding.

CARRIER TRANSMISSION SERVICES



     RSL COM purchases carrier transmission services from us. RSL COM accounted for 37.6%, 69.1% and 63.4% of our revenues in the years 1997 and 1998 and for the nine months ended September 30, 1999, respectively. Rates are established based on market rates. The balance of our revenues in these periods were derived from services provided to non-affiliates.


REGISTRATION RIGHTS AGREEMENT

     We have entered into an agreement with RSL COM under which we have given RSL COM the right to require us on three occasions to register for sale the shares of common stock they hold. RSL COM will not be allowed to exercise these registration rights during the 180-day lock-up period. RSL COM also has an unlimited number of "piggyback" registration rights. This means that any time we register our common stock for sale, RSL COM will have the right to include their common stock in that offering and sale.


     We have agreed to pay all expenses that result from registration of RSL COM's common stock under the registration rights agreement (other than underwriting commissions for the common stock it sells and RSL COM's taxes). We have also agreed to indemnify RSL COM against liabilities that may result from their sale of common stock they hold, including Securities Act liabilities.



MANAGEMENT AGREEMENT



     We have entered into an agreement with RSL COM pursuant to which RSL COM has agreed from the time we complete this offering until such time as we are no longer a subsidiary of RSL COM, RSL COM will provide to us the following services:



          o international legal services



          o financial services, including assistance in accounting, financial reporting, budgeting, business controls, tax and treasury related matters



          o corporate finance and mergers and acquisition advisory services



          o assistance with network planning



          o product development



          o assistance with strategic planning



          o availability of RSL COM management.



We have agreed to pay to RSL COM $20,000 per month for these services, subject to adjustments for inflation.



RSL COM PRIMECALL CO-BRANDING AND SERVICES AGREEMENT



     We have entered into an agreement with RSL COM PrimeCall, a subsidiary of RSL COM, to develop a prepaid IP calling card product. PrimeCall will arrange for the production of the calling card, as well as assisting us with sales, marketing and distribution. We will record all revenues from the sales of the calling cards. In exchange for the services PrimeCall provides to us, we will agree to establish and administer a Web site for PrimeCall to help enable PrimeCall to market and sell its calling cards over the Web and place 500,000 RSL COM PrimeCall's banners on our site per month. We will oversee for PrimeCall all billing, collections and fullfillment for on-line orders.

                          DESCRIPTION OF CAPITAL STOCK

     Set forth below is a summary of the material provisions of our capital stock. This summary does not purport to be complete. For a more detailed description, see our amended and restated certificate of incorporation and by-laws, copies of which we have filed as exhibits to the registration statement.


     Our authorized capital stock consists of 200,000,000 shares of Class A common stock (which we refer to as common stock in this prospectus), 200,000,000 shares of Class B common stock and 25,000,000 shares of preferred stock, par value $0.001 per share. Immediately prior to the closing of this offering, we will restate our certificate of incorporation to reflect a 2.48 to one stock split of our common and Class B common stock. Upon closing of the offering, there will be 7,001,469 shares of our common stock and 19,569,459 shares of our Class B common stock outstanding.


COMMON STOCK AND CLASS B COMMON STOCK

General

     The rights of holders of common stock are subject to the rights of holders of any preferred stock which may be issued in the future. All outstanding shares of common stock are, and the shares of common stock to be sold by us in this offering when issued will be, duly authorized, validly issued, fully paid and nonassessable. Upon liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all net assets available for distribution to stockholders after payment to creditors. The holders of common stock and Class B common stock have identical rights except with respect to voting, conversion and transfer. The common stock is not redeemable and has no preemptive or conversion rights.

Voting Rights

     Holders of our common stock are entitled to one vote per share on all matters submitted for stockholder vote, except matters submitted to the vote of another class or series of shares, while holders of Class B common stock are entitled to ten votes per share. Holders of common stock and Class B common stock are not entitled to cumulative voting rights. Cumulative voting for the election of directors is not provided for in our amended and restated certificate of incorporation, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

     Holders of common stock and Class B common stock are entitled to receive dividends out of assets legally available for this purpose at the times and in the amounts as the board of directors may from time to time determine. Holders of our common stock and Class B common stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of common stock and Class B common stock may be paid only as follows:
(1) shares of common stock may be paid only to holders of common stock, and shares of Class B common stock may be paid only to holders of Class B common stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of common stock and Class B common stock. We have not paid any dividends on our common stock and do not anticipate paying any cash dividends on such stock in the foreseeable future. See the section of this prospectus entitled "Dividend Policy" for more information.

Merger or Consolidation

     In the event of a merger or consolidation, the holders of common stock and Class B common stock will be entitled to receive the same per share consideration, if any, except that if the consideration includes voting securities (or the right to acquire voting securities, or securities exchangeable for, or convertible into, voting securities), we are required, unless the holders of Class B common stock agree, to provide for the holders of Class B common stock to receive consideration entitling them to ten times the number of votes per share as the consideration being received by holders of the common stock.

Conversion of Class B Common Stock

     Our Class B common stock will be convertible into common stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee. Permitted transferees will include RSL COM, its direct and indirect majority-owned subsidiaries, successors of RSL COM following a merger, consolidation or reorganization if RSL COM is not the surviving entity, or Ronald S. Lauder or members of his family, a trust established by him for his family members or entities controlled by him. Ronald S. Lauder is the controlling shareholder of RSL COM. In the event a permitted transferee receives Class B common stock and after that time ceases to qualify as a permitted transferee, all Class B common stock held by that permitted transferee will automatically convert into shares of our common stock.

PREFERRED STOCK

     Our board of directors is empowered, without approval of the stockholders, to cause shares of preferred stock to be issued from time to time in one or more series, and the board of directors may fix the number of shares of each series and the designation, powers, privileges, preferences and rights and the qualifications, limitations and restrictions of the shares of each series.

     The specific matters that our board of directors may determine include the following:

     o the designation of each series

     o the number of shares of each series

     o the rate of any dividends

     o whether any dividends shall be cumulative or non-cumulative

     o the terms of any redemption

     o the amount payable in the event of any voluntary or involuntary liquidation, dissolution or winding up of affairs of our company

     o rights and terms of any conversion or exchange

     o restrictions on the issuance of shares of the same series or any other series

     o any voting rights

INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our by-laws provide that directors and officers shall be indemnified by our company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with services for or on behalf of us. The by-laws also authorize us to enter into one or more agreements with any person that provide for indemnification greater or different from that provided in the by-laws. To the extent that indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of our company, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

LIMITATION OF LIABILITY OF DIRECTORS

     Our amended and restated certificate of incorporation provides, as authorized by Section 102(b)(7) of the Delaware General Corporation Law (DGCL), that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability imposed by law, as in effect from time to time, for the following:

     o any breach of the director's duty of loyalty to our company or our stockholders

     o any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law

     o unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL

     o any transaction from which the director derived an improper personal benefit

     The inclusion of this provision in our amended and restated certificate of incorporation may have the effect of reducing the likelihood of derivative litigation against our directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted our company and our stockholders.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

     Our amended and restated certificate of incorporation provides that we have opted-out of the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

          o prior to such date, the board of directors of the corporation approves either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder;

          o upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, excluding shares held by directors, officers and certain employee stock plans; or

          o on or after the consummation date the business combination is approved by the board of directors and by the affirmative vote at an annual or special meeting of stockholders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

     For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates of such person:

          o owns 15% or more of the corporation's voting stock; or

          o is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the prior three years.

LISTING


     We have applied to have our common stock quoted on The Nasdaq National Market under the symbol "DDDC."


TRANSFER AGENT

     Our transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. Its address is 40 Wall Street, New York, New York 10005, and its telephone number at this location is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE


     After this offering, we will have 7,001,469 shares of common stock outstanding. If the underwriters exercise their over-allotment option in full, we will have 7,751,469 shares of common stock outstanding. In addition, we will have 19,569,459 shares of Class B common stock outstanding, all of which will be owned by RSL COM. All of the common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act, except for shares acquired by our directors and executive officers and our affiliates. The shares of Class B common stock to be retained by RSL COM are not being acquired under this offering and will have restrictions on resale.



LOCK-UP



     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. RSL COM, Yahoo!, CNET and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers, they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and employees holding options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. We can give no assurance as to how long RSL COM or any of the other parties subject to the lock-up agreements will continue to hold its common stock after this offering.



RULE 144


     The shares of Class B common stock held by RSL COM and the shares of common stock acquired by any of our affiliates will be subject to the resale limitations of Rule 144 of the Securities Act. Rule 144 defines an affiliate as a person that directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, the issuer.

     In general, a stockholder subject to Rule 144 who has beneficially owned shares of common stock of an issuer for at least one year may, within any three-month period, sell up to the greater of:

     o 1% of the total number of shares of common stock then outstanding or

     o the average weekly trading volume of the common stock during the four calendar weeks preceding the stockholder's required filing of notice of sale

     Rule 144 requires stockholders to aggregate their sales with other stockholders with which it is affiliated for purposes of complying with this volume limitation. A stockholder who has owned common stock for at least two years, and who has not been an affiliate of the issuer for at least 90 days, may sell common stock free from the volume limitation and notice requirements of Rule 144.

     We cannot estimate the number of shares of common stock that may be sold by third parties in the future because these sales will depend on market prices and other factors.

REGISTRATION RIGHTS



     After the closing of this offering, RSL COM or its transferees will be entitled to request that we register their shares under the Securities Act. See "Related Party Transactions--RSL COM--Registration Rights Agreement."



     On October 18, 1999 in exchange for the offset of an account payable to Yahoo! of $1 million, we issued to Yahoo! 125,275 shares of our common stock and a warrant to purchase 41,963 shares of our common stock at an exercise price of $7.98 per share, assuming a cashless exercise. The warrant will be automatically exercised upon completion of this offering unless earlier exercised. The shares issued to Yahoo! are subject to restrictions on resale. However, Yahoo! will be entitled to request that we register their shares under the Securities Act beginning 180 days after completion of this offering and to include their shares and our future registered equity offerings.



     On October 20, 1999, we issued to CNET Investments, Inc. for approximately $11 million 1,085,943 shares of our common stock and warrants to purchase 466,028 shares of our common stock at an exercise price of $10.13 per share exercisable for the term of our promotion agreement with CNET, Inc. CNET Investments will be entitled to request that we register their shares under the Securities Act beginning 180 days after completion of this offering and to include their shares in our future registered equity offerings.



     If RSL COM sells 75% or more of its equity interest in us, it has the right to require Yahoo! and CNET to sell their holdings in us as well.


                IMPORTANT UNITED STATES FEDERAL TAX CONSEQUENCES
                    OF OUR COMMON STOCK TO NON-U.S. HOLDERS

     This is a general discussion of certain U.S. federal tax consequences of the acquisition, ownership, and disposition of our common stock issued pursuant to this offering by a holder that, for U.S. federal income tax purposes, is not a "U.S. person" as we define that term below (a "Non-U.S. Holder"). We assume in this discussion that you will hold our common stock as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations, judicial opinions, published positions of the U.S. Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

     For purposes of this discussion, a "U.S. person" means any one of the following:

     o a citizen or resident of the U.S.

     o a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

     o an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source

     o a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust

DIVIDENDS


     Dividends paid to a Non-U.S. Holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. Holders should consult any applicable income tax treaties that may provide for a reduction of withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.


     Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a Non-U.S. Holder generally will be required to provide certification as to that Non-U.S. Holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay to a Non-U.S. Holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

     A Non-U.S. Holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

     o the gain is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder

     o the Non-U.S. Holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met

     o the Non-U.S. Holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates

     o we are or have been during certain periods a "U.S. real property holding corporation" for U.S. federal income tax purposes

     If we are or have been a U.S. real property holding corporation, a Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain recognized on a sale or other disposition of our common stock provided that:

     o the Non-U.S. Holder does not hold (and has not held during certain periods), directly or indirectly, more than 5% of our outstanding common stock and

     o our common stock is and continues to be traded on an established securities market for U.S. federal income tax purposes

     We believe that our common stock will be traded on an established securities market for this purpose in any quarter during which it is quoted on Nasdaq.

     If we are or have been during certain periods a U.S. real property holding corporation and the above exception does not apply, a Non-U.S. Holder will be subject to U.S. federal income tax with respect to gain realized on any sale or other disposition of our common stock as well as to a withholding tax (generally at a rate of 10% of the proceeds). Any amount withheld pursuant to a withholding tax will be creditable against a Non-U.S. Holder's U.S. federal income tax liability.

     Gain that is effectively connected with the conduct of a trade or business in the U.S. by the Non-U.S. Holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders and under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

     Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a country in which the Non-U.S. Holder resides.

     Under current U.S. Treasury Regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a Non-U.S. Holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a Non-U.S. Holder and certain other conditions are met or the holder otherwise established an exemption.

     Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability if certain required information is furnished to the IRS.

     The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING


     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, U.S. Bancorp Piper Jaffray Inc., Lazard Freres & Co. LLC and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:



                                                                               NUMBER OF SHARES
UNDERWRITERS                                                                   OF COMMON STOCK
----------------------------------------------------------------------------   ----------------
Lehman Brothers Inc.........................................................
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........................
U.S. Bancorp Piper Jaffray Inc..............................................
Lazard Freres & Co. LLC.....................................................
Fidelity Capital Markets,
  a division of National Financial Services Corporation.....................
                                                                                  ----------

  Total.....................................................................       5,000,000
                                                                                  ----------
                                                                                  ----------


     The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock which the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:


     o the representations and warranties made by us to the underwriters are true



     o there is no material change in the financial markets



     o we deliver customary closing documents to the underwriters


     The representatives had advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling
concession not in excess of $        per share. The underwriters may allow, and
the selected dealers may reallow, a concession not in excess of $        per
share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     The following table summarizes the underwriting discounts and commissions we will pay. The underwriting discounts and commissions are equal to the public offer price per share less the amount paid to us per share. The underwriting discounts and commissions will equal 7% of the public offer price.

                                                                                         TOTAL
                                                                            --------------------------------
                                                                              WITHOUT            WITH
                                                               PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                               ---------    --------------    --------------
Underwriting discounts and commissions to be
  paid by us................................................   $               $                 $

     We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses but excluding underwriting discounts and commissions, will be approximately $1.5 million.

     We have granted to the underwriters an option to purchase up to an aggregate of 750,000 additional shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under the over-allotment option, to sell the shares of common stock to the underwriters.


     We have agreed that, without the prior written consent of Lehman Brothers Inc., we will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus. RSL COM, Yahoo! and CNET and all of our officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period of 180 days from the date of this prospectus, except that RSL COM may sell shares of Class B common stock to a purchaser or purchasers of the shares who agree to be bound by the same restrictions that bind RSL COM. Individuals participating in the directed share program and employees holding options to purchase our common stock on the closing of this offering (other than those subject to the 180-day lock-up) will be prohibited from disposing shares of common stock for a period of 90 days after the date of this prospectus. See "Shares Eligible for Future Sale."



     Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.



     Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, Intranet and other proprietary electronic technology.



     We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.


     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares of common stock than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described in this prospectus.

     The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

     Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in such transactions or that any such transaction, once commenced, will not be discontinued without notice.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus.


     At our request, Lehman Brothers Inc. has reserved up to 500,000 shares of the common stock, or 10% of the common stock offered by this prospectus, for sale pursuant to a directed share program to officers, directors and employees (and their family members) of RSL COM and its affiliates (including us) and friends of management of RSL COM and us. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.


     Lehman Brothers Inc. has served as co-manager for two security offerings for RSL COM in the past and has received customary compensation for these services. Lehman Brothers Inc. has also served as the solicitation agent in connection with RSL COM's recent solicitation of consents from certain of its noteholders and received $750,000 as compensation for this service.

                                    LEGAL MATTERS

     The validity of the common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Certain legal matters in connection with the offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, New York, New York.

                                       EXPERTS


     Our consolidated financial statements as of December 31, 1997 and 1998 and September 30, 1999 and for the period from June 1996 (inception) through December 31, 1996 and the years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999 included in this prospectus and in the registration statement have been audited by Brightman Almagor & Co., a member firm of Deloitte Touche Tohmatsu, independent auditors, as stated in their report appearing in this prospectus, and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.


                      WHERE YOU CAN FIND ADDITIONAL INFORMATION


     This prospectus constitutes a part of a registration statement on Form S-1 (together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement) which we have filed with the Commission under the Securities Act, with respect to the common stock offered in this prospectus. This prospectus does not contain all the information which is in the registration statement. Certain parts of the registration statement are omitted as allowed by the rules and regulations of the Commission. We refer you to the registration statement for further information about our company and the securities offered in this prospectus. Statements contained in this prospectus concerning the provisions of documents filed as exhibits are not necessarily complete, and reference is made to the copy so filed, each such statement being qualified in all respects by such reference. You can inspect and copy the registration statement and the reports and other information we file with the Commission under the Exchange Act at the public reference room maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the public reference room by calling the Commission at 1-800-SEC-0330. The same information will be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, N.Y. 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of this material from the public reference room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site which provides on-line access to reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at the address http://www.sec.gov.

     Upon the effectiveness of the registration statement, we will become subject to the information requirements of the Exchange Act. We will then file reports, proxy statements and other information under the Exchange Act with the Commission. You can inspect and copy these reports and other information of our company at the locations set forth above or download these reports from the Commission's Web site.

     We will apply to have our common stock quoted on The Nasdaq National Market. Reports, proxy statements and other information concerning us can be inspected at the National Association of Securities Dealers, Inc., 1735
K Street, N.W., Washington, D.C. 20006.


     RSL COM's Class A common stock is traded on Nasdaq under the symbol RSLC. RSL COM is subject to the reporting requirements of the Exchange Act.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DELTATHREE.COM, INC.


Independent Auditors' Report.....................................................................        F-2

Consolidated Balance Sheets as of December 31, 1997 and 1998 and September 30, 1999..............        F-3

Consolidated Statements of Operations for the period from June 1996 (inception) to December 31,
  1996 and for the years ended December 31, 1997 and 1998 and for the
  nine months ended September 30, 1998 (unaudited) and 1999......................................        F-4

Consolidated Statements of Changes in Stockholder's Equity (Deficiency) for the period from
  June 1996 (inception) to December 31, 1996 and for the years ended December 31, 1997 and 1998
  and for the nine months ended September 30, 1999...............................................        F-5

Consolidated Statements of Cash Flows for the period from June 1996 (inception) to December 31,
  1996 and for the years ended December 31, 1997 and 1998 and for the
  nine months ended September 30, 1998 (unaudited) and 1999......................................        F-6

Notes to Consolidated Financial Statements.......................................................        F-7

     The following report is in the form that will be signed upon completion of the stock split described in Note 12A to the consolidated financial statements, assuming that from October 27, 1999 to the date of such completion, no other material events have occurred that would affect the accompanying consolidated financial statements or required disclosure therein. If the stock split ratio changes, all references to numbers of shares, per share amounts and stock option data included within the consolidated financial statements will also change.



BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)
A MEMBER OF DELOITTE TOUCHE TOHMATSU



Tel Aviv, Israel
November 1, 1999


                          INDEPENDENT AUDITORS' REPORT


TO THE STOCKHOLDERS OF
DELTATHREE.COM, INC.



     We have audited the accompanying consolidated balance sheets of deltathree.com, Inc. (the "Company") as of December 31, 1997 and 1998 and September 30, 1999 and the related consolidated statements of operations, changes in stockholder's equity (deficiency) and cash flows for the period from June 1996 (inception) to December 31, 1996 and each of the two years in the period ended December 31, 1998 and for the nine months ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.


     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.


     In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1997 and 1998 and September 30, 1999, and the consolidated results of its operations and cash flows for the period from June 1996 (inception) to December 31, 1996 and each of the two years in the period ended December 31, 1998 and for the nine months ended September 30, 1999 in conformity with generally accepted accounting principles.



BRIGHTMAN ALMAGOR & CO.
CERTIFIED PUBLIC ACCOUNTANTS (ISRAEL)
A MEMBER OF DELOITTE TOUCHE TOHMATSU



Tel Aviv, Israel
October 27, 1999, except for Note 12A as to which the date is         , 1999

                              DELTATHREE.COM, INC.
                          CONSOLIDATED BALANCE SHEETS


                                                                                DECEMBER 31,
                                                                        ----------------------------    SEPTEMBER 30,
                                                                            1997            1998            1999
                                                                        ------------    ------------    -------------
                               ASSETS
Current assets:
   Cash and cash equivalents.........................................   $ 3,196,082     $ 1,356,562     $   1,292,887
   Accounts receivable--net..........................................       825,200         543,335           862,266
   Due from affiliates...............................................            --       2,191,903           920,036
   Prepaid expenses and other current assets.........................       166,287         620,676         1,151,652
                                                                        ------------    ------------    -------------
Total current assets.................................................     4,187,569       4,712,476         4,226,841
                                                                        ------------    ------------    -------------
Investments..........................................................       105,000          90,000            90,000
                                                                        ------------    ------------    -------------
Property and equipment:
   Telecommunications equipment......................................       849,824       7,910,224         9,947,932
   Furniture, fixtures and other.....................................       200,122         735,991           686,502
                                                                        ------------    ------------    -------------
                                                                          1,049,946       8,646,215        10,634,434
   Less accumulated depreciation.....................................      (177,738)       (376,792)         (745,092)
                                                                        ------------    ------------    -------------
   Property and equipment--net.......................................       872,208       8,269,423         9,889,342
                                                                        ------------    ------------    -------------
Goodwill--net........................................................     3,183,875      12,488,125        10,214,490
Deposits.............................................................        54,549         115,497           161,374
                                                                        ------------    ------------    -------------
Total assets.........................................................   $ 8,403,201     $25,675,521     $  24,582,047
                                                                        ------------    ------------    -------------
                                                                        ------------    ------------    -------------

                LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
   Accounts payable..................................................   $   949,716     $ 4,301,763     $   4,148,126
   Due to affiliates.................................................       120,487       1,403,163           722,835
   Deferred revenues and costs.......................................       159,778       1,610,081           734,465
   Other current liabilities.........................................       194,295         629,096         2,511,002
                                                                        ------------    ------------    -------------
Total current liabilities............................................     1,424,276       7,944,103         8,116,428
                                                                        ------------    ------------    -------------
Long-term liabilities:
   Long-term debt due to affiliates..................................            --       5,106,602        12,306,880
   Severance pay obligations.........................................        26,775         233,247           320,340
                                                                        ------------    ------------    -------------
Total long-term liabilities..........................................        26,775       5,339,849        12,627,220
                                                                        ------------    ------------    -------------
Convertible notes payable to affiliates..............................       679,965              --                --
                                                                        ------------    ------------    -------------
Minority interests...................................................            --          21,399                --
                                                                        ------------    ------------    -------------
Total liabilities....................................................     2,131,016      13,305,351        20,743,648
                                                                        ------------    ------------    -------------
Commitments and contingencies

Stockholder's equity:
   Class A Common stock, authorized in September 1999--par value
     $0.001; 200,000,000 shares authorized as of September 30, 1999;
     no shares issued and outstanding at December 31, 1997 and 1998
     and September 30, 1999..........................................            --              --                --
   Class B Common stock --par value $0.001; 100,000,000, 20,000,000 and 20,000,000 shares authorized at December 31, 1997 and 1998 and September 30, 1999, respectively; 18,938,249, 19,569,460 and
     19,569,460 issued and outstanding at December 31, 1997 and 1998
     and September 30, 1999, respectively............................        18,938          19,569            19,569
   Preferred stock, authorized in September 1999--par value $0.001;
     25,000,000 shares authorized as of September 30, 1999; no shares issued and outstanding at December 31, 1997 and 1998 and
     September 30, 1999..............................................            --              --                --
   Additional paid-in capital........................................     8,799,431      23,083,638        37,178,351
   Deferred compensation.............................................            --      (1,065,882)       (6,234,375)
   Accumulated deficit...............................................    (2,546,184)     (9,667,155)      (27,125,146)
                                                                        ------------    ------------    -------------
Total stockholder's equity...........................................     6,272,185      12,370,170         3,838,399
                                                                        ------------    ------------    -------------
Total liabilities and stockholder's equity...........................   $ 8,403,201     $25,675,521     $  24,582,047
                                                                        ------------    ------------    -------------
                                                                        ------------    ------------    -------------


                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS




                                PERIOD FROM
                                 JUNE 1996                                               NINE MONTHS ENDED
                                (INCEPTION)          YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                TO DECEMBER 31,    ----------------------------    -----------------------------
                                    1996               1997            1998            1998             1999
                                ---------------    ------------    ------------    ------------     ------------
                                                                                   (UNAUDITED)
Revenues:
  Affiliates...................    $      --       $    467,842    $  3,896,106    $  2,484,541     $  4,077,278
  Non-affiliates...............          933            777,799       1,741,941       1,184,324        2,355,076
                                   ---------       ------------    ------------    ------------     ------------
Total revenues.................          933          1,245,641       5,638,047       3,668,865        6,432,354

Costs and operating expenses:
  Cost of revenues.............           --          1,064,940       4,657,373       2,648,748        5,811,171
  Research and development
     expenses..................           --            294,150         650,140         479,030          797,273
  Selling and marketing
     expenses..................           --            631,970       2,431,371       1,603,221        3,087,336
  General and administrative
     expenses--(exclusive of
     non-cash compensation
     expense shown below)......      179,138          1,387,682       1,842,446       1,025,861        2,079,809
  Non-cash compensation
     expense...................           --                 --         742,780         640,165        8,926,220
  Amortization of goodwill.....           --            197,249       2,472,214       1,714,335        2,273,635
                                   ---------       ------------    ------------    ------------     ------------
Total costs and operating
  expenses.....................      179,138          3,575,991      12,796,324       8,111,360       22,975,444
                                   ---------       ------------    ------------    ------------     ------------

Loss from operations...........     (178,205)        (2,330,350)     (7,158,277)     (4,442,495)     (16,543,090)

Interest expense, net..........         (397)           (37,232)       (186,295)       (145,910)        (914,901)
Minority interests.............           --                 --         223,601              --               --
                                   ---------       ------------    ------------    ------------     ------------

Net loss.......................    $(178,602)      $ (2,367,582)   $ (7,120,971)   $ (4,588,405)    $(17,457,991)
                                   ---------       ------------    ------------    ------------     ------------
                                   ---------       ------------    ------------    ------------     ------------
Net loss per share--basic and
  diluted......................    $   (0.03)      $      (0.19)   $      (0.37)   $      (0.24)    $      (0.89)
                                   ---------       ------------    ------------    ------------     ------------
                                   ---------       ------------    ------------    ------------     ------------
Weighted average shares
  outstanding--basic and
  diluted......................    6,420,194         12,390,043      19,253,855      19,148,652       19,569,459
                                   ---------       ------------    ------------    ------------     ------------
                                   ---------       ------------    ------------    ------------     ------------


                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.
           STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY (DEFICIENCY)


                                                      CLASS B                                                             TOTAL
                                                   COMMON STOCK         ADDITIONAL                                     STOCKHOLDER'S
                                               ---------------------      PAID-IN      ACCUMULATED       DEFERRED        EQUITY
                                                 SHARES      AMOUNT       CAPITAL        DEFICIT       COMPENSATION    (DEFICIENCY)
                                               ----------    -------    -----------    ------------    ------------    -----------
BALANCE
  at June 1996 (Inception)..................           --    $    --    $        --    $         --    $        --     $        --
Issuance of capital stock...................    7,659,507      7,659        140,831              --             --         148,490
Net loss....................................                                               (178,602)                      (178,602)
                                               ----------    -------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1996......................    7,659,507      7,659        140,831        (178,602)            --         (30,112)
Issuance of capital stock...................   11,278,742     11,279      5,319,976                                      5,331,255
Recognition of pushdown of goodwill.........                              3,338,624                                      3,338,624
Net loss....................................                                             (2,367,582)                    (2,367,582)
                                               ----------    -------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1997......................   18,938,249     18,938      8,799,431      (2,546,184)            --       6,272,185
Conversion of debt and warrants to equity...      631,210        631        656,581                                        657,212
Deferred compensation expense...............                              1,808,662                     (1,808,662)             --
Amortization of deferred compensation
  expense...................................                                                               742,780         742,780
Recognition of pushdown of goodwill.........                             11,818,964                                     11,818,964
Net loss....................................                                             (7,120,971)                    (7,120,971)
                                               ----------    -------    -----------    ------------    ------------    -----------

BALANCE
  at December 31, 1998......................   19,569,459     19,569     23,083,638      (9,667,155)    (1,065,882)     12,370,170
Deferred compensation expense...............                             14,094,713                    (14,094,713)             --
Amortization of deferred compensation
  expense...................................                                                             8,926,220       8,926,220
Net loss....................................                                            (17,457,991)                   (17,457,991)
                                               ----------    -------    -----------    ------------    ------------    -----------

BALANCE
  at September 30, 1999.....................   19,569,459    $19,569    $37,178,351    $(27,125,146)   $(6,234,375)    $ 3,838,399
                                               ----------    -------    -----------    ------------    ------------    -----------
                                               ----------    -------    -----------    ------------    ------------    -----------


                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                      PERIOD FROM
                                                       JUNE 1996
                                                      (INCEPTION)                   YEAR ENDED DECEMBER 31,
                                                     TO DECEMBER 31,   ---------------------------------------------------
                                                         1996                   1997                       1998
                                                     ---------------   ------------------------   ------------------------
Cash flows from operating activities:
Net loss............................................    $(178,602)           $ (2,367,582)              $ (7,120,971)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization...................        5,371                 369,616                  2,671,268
    Amortization of deferred compensation...........           --                      --                    742,780
    Write-down of investment........................           --                      --                     25,000
    Minority interests..............................           --                      --                   (223,601)
    Increase in liability for severance pay.........           --                  26,775                    147,628
    Provision for losses on accounts receivable.....           --                 100,000                    226,542
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable......      (22,173)               (925,200)                    78,216
    Decrease (increase) in other current assets and
      due from affiliates...........................      (42,900)               (198,263)                (2,269,872)
    Increase (decrease) in accounts payable.........       23,547                 926,169                  1,733,912
    Increase (decrease) in deferred revenues........           --                      --                 (1,595,635)
    Increase in current liabilities and due to
      affiliates....................................       28,510                 446,050                  1,826,832
                                                        ---------            ------------               ------------
                                                           (7,645)                745,147                  3,363,070
                                                        ---------            ------------               ------------
Net cash used in operating activities...............     (186,247)             (1,622,435)                (3,757,901)
                                                        ---------            ------------               ------------
Cash flows from investing activities:
  Purchase of property and equipment................     (160,809)               (889,137)                (3,003,004)
  Increase in deposits..............................           --                      --                    (60,948)
  Equity investments................................      (45,000)                (60,000)                   (25,000)
  Other.............................................           --                      --                     15,000
                                                        ---------            ------------               ------------
Net cash used in investing activities...............     (205,809)               (949,137)                (3,073,952)
                                                        ---------            ------------               ------------
Cash flows from financing activities:
  Proceeds from issuance of capital stock...........      148,490               5,331,255                         --
  Proceeds from issuance of convertible notes.......      343,558                 520,000                         --
  Retirement of convertible notes...................           --                (208,298)                        --
  Proceeds (repayment) of long-term debt from
    affiliates......................................       30,000                 (30,000)                 5,000,000
  Proceeds from short-term borrowings...............           --                  24,705                         --
  Payment of other long-term debt...................           --                      --                     (7,667)
                                                        ---------            ------------               ------------
Net cash provided by financing activities...........      522,048               5,637,662                  4,992,333
                                                        ---------            ------------               ------------
Increase (decrease) in cash and cash equivalents....      129,992               3,066,090                 (1,839,520)
Cash and cash equivalents at beginning of period....           --                 129,992                  3,196,082
                                                        ---------            ------------               ------------
Cash and cash equivalents at end of period..........    $ 129,992            $  3,196,082               $  1,356,562
                                                        ---------            ------------               ------------
                                                        ---------            ------------               ------------

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest........................................    $      --            $         --               $         --
                                                        ---------            ------------               ------------
                                                        ---------            ------------               ------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Conversion of convertible notes and warrants into
    capital stock...................................    $      --            $         --               $    657,212
                                                        ---------            ------------               ------------
                                                        ---------            ------------               ------------
  Assets acquired with vendor credits...............    $      --            $         --               $  3,000,000
                                                        ---------            ------------               ------------
                                                        ---------            ------------               ------------
  Recognition of pushdown of goodwill...............    $      --            $  3,338,624               $ 11,818,964
                                                        ---------            ------------               ------------
                                                        ---------            ------------               ------------

                                                                   Nine Months
                                                                      Ended
                                                                September 30, 1999
                                                      ---------------------------------------
                                                           1998                 1999
                                                      ------------------   ------------------
                                                          (Unaudited)
Cash flows from operating activities:
Net loss............................................     $ (4,588,405)        $(17,457,991)
  Adjustments to reconcile net loss to net cash used
    in operating activities:
    Depreciation and amortization...................        1,815,277            2,641,765
    Amortization of deferred compensation...........          640,164            8,926,220
    Write-down of investment........................               --                   --
    Minority interests..............................               --              (21,399)
    Increase in liability for severance pay.........            8,578               39,679
    Provision for losses on accounts receivable.....               --             (294,074)
  Changes in assets and liabilities:
    Decrease (increase) in accounts receivable......          432,883              (24,857)
    Decrease (increase) in other current assets and
      due from affiliates...........................       (2,204,181)             742,428
    Increase (decrease) in accounts payable.........          675,879             (153,637)
    Increase (decrease) in deferred revenues........         (804,993)            (875,616)
    Increase in current liabilities and due to
      affiliates....................................        1,212,146            1,772,397
                                                         ------------         ------------
                                                            1,775,753           12,752,906
                                                         ------------         ------------
Net cash used in operating activities...............       (2,812,652)          (4,705,085)
                                                         ------------         ------------
Cash flows from investing activities:
  Purchase of property and equipment................       (1,941,092)          (1,988,048)
  Increase in deposits..............................               --                   --
  Equity investments................................               --                   --
  Other.............................................          (25,000)                  --
                                                         ------------         ------------
Net cash used in investing activities...............       (1,966,092)          (1,988,048)
                                                         ------------         ------------
Cash flows from financing activities:
  Proceeds from issuance of capital stock...........               --                   --
  Proceeds from issuance of convertible notes.......               --                   --
  Retirement of convertible notes...................               --                   --
  Proceeds (repayment) of long-term debt from
    affiliates......................................        2,014,314            6,629,458
  Proceeds from short-term borrowings...............               --                   --
  Payment of other long-term debt...................               --                   --
                                                         ------------         ------------
Net cash provided by financing activities...........        2,014,314            6,629,458
                                                         ------------         ------------
Increase (decrease) in cash and cash equivalents....       (2,764,430)             (63,675)
Cash and cash equivalents at beginning of period....        3,196,082            1,356,562
                                                         ------------         ------------
Cash and cash equivalents at end of period..........     $    431,652         $  1,292,887
                                                         ------------         ------------
                                                         ------------         ------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid for:
    Interest........................................     $         --         $         --
                                                         ------------         ------------
                                                         ------------         ------------
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND
  FINANCING ACTIVITIES:
  Conversion of convertible notes and warrants into
    capital stock...................................     $    657,212         $         --
                                                         ------------         ------------
                                                         ------------         ------------
  Assets acquired with vendor credits...............     $  3,000,000         $         --
                                                         ------------         ------------
                                                         ------------         ------------
  Recognition of pushdown of goodwill...............     $ 11,818,964         $         --
                                                         ------------         ------------
                                                         ------------         ------------


                See notes to consolidated financial statements.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       1 -- BUSINESS DESCRIPTION

                   Description of business

                   Deltathree.com, Inc. (the "Company"), a Delaware corporation, is a global provider of Internet Protocol ("IP") telephony services, which include the transmission of voice and data traffic for communications carriers and the provision of enhanced Web-based and other communications services to individuals and businesses.


                   The Company was founded in 1996 to capitalize on the growth of the Internet as a communications tool. The Company commercially provides IP telephony services over a privately-managed IP network. The Company operates a privately-managed IP network with 45 points of presence
                   (POPs) in 29 countries as of October 27, 1999.


                   The Company has a limited operating history and its prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in the new and rapidly evolving markets for Internet and telecommunications services. In addition, the Company is financially dependent on RSL Communications Ltd. ("RSL COM") (see below).

                   The Company's research and development activities are conducted in Israel by its wholly owned subsidiary, Delta Three Israel Ltd. ("Delta Ltd.").

                   In 1997, the Company established a 95%-owned subsidiary, Internet Technologies Colombia SA ("SA"), to provide the Company's network services in Colombia. In 1998, the Company established a 51%-owned subsidiary, Eltel Services Company Ltd. ("Eltel"), to provide the Company's network services in the Philippines. Eltel ceased operations in 1998 and the Company's investment in Eltel was written-off. In 1998, the Company also established a 51%-owned subsidiary, Delta Three Direct LLC ("Direct"), to provide direct marketing for the Company. The Company is in the process of dissolving Direct. As of June 30, 1999, the Company also had a 5% interest in the share capital of Internet Telecom, Ltd., an Israeli corporation engaged in research and development of Internet telephony.

                   Acquisition of the Company by RSL COM

                   The Company is a wholly owned subsidiary of RSL COM, a publicly traded multinational telecommunications company. RSL COM and its subsidiaries and affiliates (excluding the Company) are collectively referred to herein as "RSL COM" or "Affiliates." Approximately 69% of the Company's revenues for the year ended December 31, 1998 were derived from transactions with RSL COM. (RSL COM has also provided the Company with substantially all of the Company's working capital since July 1997.)

                   In July 1997, the Company issued 8,150,895 shares of capital stock to RSL COM pursuant to a stock purchase agreement with RSL COM (representing 51% of the Company's outstanding capital stock at that time) for aggregate gross consideration of $5,000,000. In addition, at the time of the closing under the stock purchase agreement, the Company issued 2,353,440 shares of capital stock into escrow, which were released to RSL COM in 1997 for no additional consideration under the anti-dilution provisions of the stock purchase agreement relating to the July 1997 issuance. During the remainder of 1997, RSL COM acquired additional shares of capital stock from the Company's existing stockholders for aggregate consideration of $2,856,750. As of December 31, 1997, RSL COM held approximately 75% of the Company's outstanding capital stock.

                   By April 1998, RSL COM acquired the remaining outstanding capital stock of the Company held by the Company's remaining stockholders for total consideration of $11,818,964 and

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       1 -- BUSINESS DESCRIPTION (CONTINUED)

                   merged the Company with a newly formed, wholly owned subsidiary of RSL COM, with the Company remaining as the surviving corporation.

                   The acquisition of the Company by RSL COM has been "pushed-down" into the Company's financial statements as of July 1997, with an increase to both goodwill and additional paid-in capital in the amount of $15,157,588. The goodwill is being amortized by the Company over a five-year period.

       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                   Principles of Consolidation and Basis of Presentation--The consolidated financial statements include the accounts of deltathree.com, Inc. and its subsidiaries. The results of subsidiaries acquired or disposed of during the year are included from the date of acquisition to the date of disposal, if applicable. All significant intercompany accounts and transactions have been eliminated in consolidation. Each of the Company's subsidiaries has a December 31 year end.

                   Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily for allowances for doubtful accounts receivable and the useful lives of fixed assets and intangible assets, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                   Cash and Cash Equivalents--The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                   Allowance for Doubtful Accounts--The Company estimates the allowance for doubtful accounts by reviewing the status of significant past due receivables and analyzing historical bad debt trends and the Company then reduces accounts receivables by such allowance for doubtful accounts to expected net realizable value.

                   Investments--Investments in less than 20% of the share capital of other companies are presented at cost. In the event that management identifies a decline of an other than temporary nature in the estimated fair value of an investment to an amount below cost, such investment is written down to fair market value.

                   Property and Equipment and Related Depreciation--Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets, which range from two to ten years. Improvements are capitalized, while repair and maintenance costs are charged to operations as incurred. The useful life of telecommunications network equipment purchased from Ericsson (see Note 11B) is 10 years. During 1998, $3.0 million of the Company's equipment purchases from Ericsson was initially recorded in the Company's consolidated balance sheets as a credit to property and equipment and an offsetting debit to accounts payable. After the Company reached agreement with Ericsson relating to difficulties encountered by the Company in integrating hardware and software purchased from Ericsson (see Note 11B), the Company reclassified the $3.0 million accounts payable to deferred revenues and costs.


                   Goodwill and Related Amortization--Goodwill represents the excess of cost over the fair value of the Company's net assets, pushed down as a result of RSL COM's acquisition of the Company, and is being amortized using the straight-line method over five years.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   Impairment of Long-lived Assets and Goodwill--The Company's long-lived assets and goodwill are reviewed for impairment on a quarterly basis and whenever events or changes in circumstances occur indicating that the net carrying amount may not be recoverable. The Company reviews for impairment by comparing the carrying value of the long-lived asset or goodwill to the estimated undiscounted future cash flows expected to result from the use of the long-lived assets (and their eventual disposition) or the goodwill. If the sum of the expected undiscounted future cash flows is less than the carrying amount of assets, the Company would recognize an impairment loss. The impairment loss, if determined to be necessary, would be measured as the amount by which the carrying amount of the long-lived asset or goodwill exceeds the fair value of the long-lived asset or goodwill based on estimated future discounted cash flows. The Company determined that, as of December 31, 1997 and 1998 and September 30, 1999, there had been no impairment in the carrying value of long-lived assets or goodwill.

                   Revenue Recognition and Deferred Revenue--The Company records revenue based on minutes (or fractions thereof) of customer usage. The Company records payments received in advance for prepaid services and services to be supplied under contractual agreements as deferred revenue until such related services are provided.

                   Cost of Revenues--Cost of revenues is comprised primarily of access, transmission and termination costs based on actual minutes in addition to monthly circuit lease costs and is net of reimbursements from vendors.

                   Research and Development Expenses--Research and development expenses, net of reimbursements from vendors, are expensed as incurred.

                   Advertising Expenses--Advertising expenses are expensed as incurred. For the period from June 30, 1996 to December 31, 1996, the years ended December 31, 1997 and 1998 and the nine-month period ended September 30, 1999, advertising expenses were approximately $0, $24,000, $124,000 and $52,000, respectively.

                   Income Taxes--The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 establishes financial accounting and reporting standards for the effect of income taxes that result from activities during the current and preceding years. SFAS No. 109 requires an asset and liability approach for financial reporting for income taxes. The Company's foreign subsidiaries file separate income tax returns in the jurisdiction of their operations.

                   Net Loss per Share--In accordance with the Company's adoption of SFAS No. 128, "Earnings Per Share", the net loss per share is calculated by dividing the net loss attributable to capital stock by the weighted average number of shares outstanding. Outstanding common stock options are not included in the net loss per share calculation as their effect is anti-dilutive. The adoption of SFAS No. 128 did not materially affect the Company's presentation of net loss per share.

                   Concentration of Credit Risk--The Company is subject to concentrations of credit risk which consist principally of trade accounts receivable and cash and cash equivalents.

                   The Company maintains its cash with various financial institutions. The Company performs periodic evaluations of the relative credit standing of these institutions.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                   The majority of the Company's noncarrier customers prepay for their services. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information.

                   Fair Value of Financial Instruments--The carrying amounts of cash and cash equivalents, accounts and other receivables and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amounts of outstanding borrowings approximate fair value due to their short-term interest rate.

                   Effects of Recently Issued Accounting Standards--In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components. The Company has no elements of comprehensive income.

                   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments and hedging activities. Generally, it requires that an entity recognize all derivatives as either an asset or liability and measure those instruments at fair value, as well as identify the conditions for which a derivative may be specifically designed as a hedge. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company does not currently engage or plan to engage in any derivative or hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on the Company.

                   During 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP No. 98-1"). The Company amortizes these costs over the anticipated life of the systems. The adoption of SOP No. 98-1 did not have a material impact on the Company's financial statements.

                   Stock-based Compensation--The Company has adopted the disclosure provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," and elected to continue the accounting set forth in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has provided the necessary pro forma disclosures as if the fair value method had been applied (See Note 12F).

                   Segment Reporting--Effective January 1, 1998, the Company adopted SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way business enterprises report information about operating segments, as well as enterprise-wide disclosures about products and services, geographic areas and major customers. See Note 15 for enterprise-wide disclosures required by SFAS No. 131.

                   Unaudited Financial Statements--The unaudited interim September 30, 1998 financial statements reflect all adjustments (consisting only of normal recurring adjustments) which are, in management's opinion, necessary for a fair presentation of the results for the interim period presented.

                   Reclassifications--Certain previously reported amounts have been reclassified to conform with the current period presentation.

       3 --  ACCOUNTS RECEIVABLE-NET

                   Accounts receivable are stated net of an allowance for doubtful accounts of $100,000, $326,542 and $32,468 at
                   December 31, 1997 and 1998 and September 30, 1999, respectively.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       4 --  DUE FROM/TO AFFILIATES

                   The balances due from and due to Affiliates are for services rendered and are non-interest bearing.

       5 -- PREPAID EXPENSES AND OTHER CURRENT ASSETS

              Prepaid expenses and other current assets consist of the following:


                                                                            DECEMBER 31,
                                                                       ----------------------    SEPTEMBER 30,
                                                                         1997          1998          1999
                                                                       --------      --------    -------------
              Prepaid commissions...................................   $     --      $144,768     $        --
              Deposits with credit card companies...................         --       199,401         150,000
              Government of Israel (VAT refund and other)...........         --        59,763         106,161
              Deposits with suppliers...............................         --        86,799          75,499
              Prepaid expenses......................................     20,455        28,055         669,121
              Loan to employee......................................         --        31,917              --
              Other.................................................    145,832        69,973         150,871
                                                                       --------      --------     -----------
              Total prepaid expenses and other current
                  assets............................................   $166,287      $620,676     $ 1,151,652
                                                                       --------      --------     -----------
                                                                       --------      --------     -----------


       6  -- GOODWILL-NET

              Goodwill consists of the following:


                                                                            DECEMBER 31,
                                                                     --------------------------   SEPTEMBER 30,
                                                                        1997           1998           1999
                                                                     -----------   ------------   -------------
              Goodwill from acquisition of the Company by RSL COM
                (see Note 1)......................................    $3,338,624    $15,157,588    $15,157,588
              Deferred financing costs............................        42,500             --             --
              Less -- accumulated amortization....................     (197,249)    (2,669,463)     (4,943,098)
                                                                     -----------   ------------    -----------
              Total goodwill--net.................................    $3,183,875    $12,488,125    $10,214,490
                                                                     -----------   ------------    -----------
                                                                     -----------   ------------    -----------


       7 -- OTHER CURRENT LIABILITIES

              Other current liabilities consist of the following:


                                                                            DECEMBER 31,
                                                                       ----------------------    SEPTEMBER 30,
                                                                         1997          1998          1999
                                                                       --------      --------    -------------
               Accrued expenses.....................................   $     --      $361,187     $ 1,314,983
               Employees and related expenses.......................     64,750       144,013       1,106,281
               Deposits from customers..............................         --       118,672          14,957
               Other................................................    129,545         5,224          74,781
                                                                       --------      --------     -----------
               Total other current liabilities......................   $194,295      $629,096     $ 2,511,002
                                                                       --------      --------     -----------
                                                                       --------      --------     -----------

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        8 -- LONG-TERM DEBT DUE TO AFFILIATES

               The long-term debt issued in 1998 to RSL COM bears interest at a fixed annual rate of 14% and is due on demand after September 30, 2000. Upon completion of an initial public offering by the Company, the maturity date will be extended to the first anniversary of the completion of such offering.

       9 -- SEVERANCE PAY OBLIGATIONS

               Delta Ltd., the Company's Israeli subsidiary, is subject to certain Israeli law and labor agreements that determine the obligations of Delta Ltd. to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The obligation for severance pay benefits, as determined by Israeli law, is based upon length of service and the employee's most recent salary. This obligation is partially funded through regular deposits made by Delta Ltd. into unaffiliated severance pay funds and by the purchase from unaffiliated insurance companies of managers' insurance policies. Amounts funded are controlled by the fund trustees and insurance companies and are not under the control and management of Delta Ltd.

               Expenses relating to employee termination benefits were $26,775, $147,628, $8,578 and $39,679 for the years ended December 31, 1997 and 1998 and for the nine months ended September 30, 1998 (unaudited) and 1999, respectively. No expenses were incurred for the period from June 1996 (inception) to December 31, 1996.

       10 -- CONVERTIBLE NOTES PAYABLE TO AFFILIATES

               During 1996 and 1997, RSL COM purchased from third parties convertible notes issued by the Company. The notes were convertible into capital stock at conversion rates of $0.80 and $1.30, respectively. In connection with the issuance of the notes, warrants were issued to purchase capital stock with exercise prices of $0.80 and $1.30 per share. During 1998, all of the notes were converted into, and warrants were exercised for, shares of capital stock, in each case under their original terms.

       11 -- COMMITMENTS AND CONTINGENCIES

             A.  Services agreement with RSL COM

                 In July 1997, the Company entered into a three-year services agreement with RSL COM. Pursuant to the services agreement with RSL COM, RSL COM is required to use its reasonable best efforts to provide the Company with certain office and equipment space and to assist the Company in obtaining Internet, frame-relay and dedicated lines from third parties. In addition, RSL COM is required under the agreement to provide the Company with various communications services at rates set forth in the agreement. The agreement also provides that the Company is required, at RSL COM's request, to use up to 50% of its network capacity to route RSL COM's international telecommunications traffic at rates set forth in the agreement.


                 Based on a cost analysis performed by the Company, management believes that the amounts reflected in the financial statements pursuant to the above services agreement do not materially differ from amounts which the Company would have recognized or incurred in providing or obtaining equivalent services on an arms-length basis. During September 1999, this agreement was amended. Consistent with the original services agreement, the amendment also supports the continued provision of services at fair market value.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       11 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

             B.  Technology and marketing agreement with Ericsson

                 In October 1997, the Company entered into a technology and marketing alliance with Ericsson for the development and deployment of advanced IP telephony gateways and communications software. Under the alliance agreement, the Company is entitled to purchase hardware and software on preferential terms.


                 During 1998, due to difficulties in integrating the hardware and software purchased from Ericsson into the Company's network, the Company incurred significant costs and anticipates that it will incur additional costs in 1999. To compensate the Company for its costs, Ericsson agreed to offset amounts owed by the Company to Ericsson for network telecommunications equipment previously purchased from Ericsson with a fair value of $3 million. This offset represents Ericsson's reimbursement of the costs previously incurred and expected to be incurred by the Company. For the year ended December 31, 1998 and the nine months ended September 30, 1999, the Company recognized $901,385 and $760,285, respectively, as an offset to research and development expenses, and $694,250 and $299,136, respectively, as an offset to cost of revenues incurred in respect of the network telecommunications equipment. The remaining balance is reflected as deferred revenues and costs and will be recorded as an offset to such costs as they are incurred.


             C.  Other marketing and cooperation agreements


                 The Company has entered into marketing and cooperation agreements with various other companies that maintain sites on the Web. Pursuant to certain of these agreements, the Company is obligated to pay commissions based on revenues derived from such Web links.





D.  Indentures governing debt of RSL COM


    The Company is subject to covenants by reason of its status as a restricted subsidiary of RSL COM under the indentures governing a substantial amount of RSL COM's debt. These restrictions significantly limit the ability of the Company to incur additional indebtedness or create liens on its assets. The Company's ability to incur indebtedness is limited by the amount of indebtedness that RSL COM and the Company are permitted to incur under the indentures. Such restrictions also limit the Company's ability to pay dividends or make other distributions in respect of the Company's capital stock, sell assets, engage in mergers or acquisitions or make some types of investments. These restrictions also limit the ability of a third party to acquire a controlling interest in the Company. These restrictions may prohibit transactions that would otherwise be beneficial to the Company.




E.  Lease commitments



    The Company leases office space from RSL COM in New York at an annual cost of $96,000. The lease term extends until June 2001.



    In addition, the Company leases offices in Israel at an annual cost of $240,000. The lease term extends until February 2003, with an option to extend the lease for an additional five years.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       11 -- COMMITMENTS AND CONTINGENCIES (CONTINUED)

             F.  Legal Proceedings.


                 On October 8, 1999, Aerotel, Ltd. and Aerotel U.S.A. commenced a suit against the Company, RSL COM and an RSL COM subsidiary in the United States District Court for the Southern District of New York. Aerotel alleges that we are infringing on a patent issued to Aerotel in November 1987 by making, using, selling and offering for sale prepaid telephone card products in the United States. Aerotel seeks an injunction to stop us from using the technology covered by this patent, monetary damages in an unspecified amount and reimbursement of attorneys' fees. This litigation was only recently filed and we are presently evaluating these claims. The Company believes that it has meritorious defenses to the claim and it intends to defend the lawsuit vigorously. However, the outcome of the litigation is inherently unpredictable and an unfavorable result may have a material adverse effect on the Company's business, financial condition and results of operations. Regardless of the ultimate outcome, the litigation could result in substantial expenses to the Company and significant diversion of efforts by the Company's managerial and other personnel.


       12  -- STOCKHOLDERS' EQUITY



A.  Stock Split.



    The Company expects to revise its capital structure in connection with its initial public offering to effect a 2.48-for-one stock split for each outstanding share of its capital common stock. All references to per share amounts and the number of shares in these financial statements have been restated to reflect this expected stock split.





B.  Description of capital stock



    As of December 31, 1997, the Company's authorized share capital was 100,000,000 shares of Class B common stock, par value $0.001, of which 18,938,249 shares were issued and outstanding.



    As of December 31, 1998, the Company's authorized share capital was 20,000,000 shares of Class B common stock, par value $0.001, of which 19,569,459 shares were issued and outstanding.



    In September 1999, the Company authorized two additional classes of capital stock, the Class A common stock, par value $0.001, and preferred stock, par value $0.001. As of September 30, 1999, the Company's authorized share capital was 200,000,000 shares of Class A common stock, of which none were issued and outstanding, 20,000,000 shares of Class B common stock, of which 19,569,459 shares were issued and outstanding, and 25,000,000 shares of preferred stock,of which none were issued and outstanding.



    Effective upon the authorization of the Class A common stock, each share of Class B common stock is convertible into one share of Class A common stock at any time. The holders of the Class B common stock are entitled to ten votes per share. The holders of the Class A common stock are entitled to one vote per share.





C.  Yahoo! Inc. Transaction.



    On October 18, 1999, the Company issued to Yahoo! Inc. in exchange for an offset to an account payable owed by the Company to Yahoo! in the amount of $1 million 125,275 shares of Class A common stock and a warrant to purchase 41,963 shares of Class A common stock at an exercise price of $7.98 per share, assuming a cashless exercise. The offset to accounts payable will be recorded as a debit (contra) to stockholders' equity in the Company's consolidated balance sheets. The Company will record approximately $672,000 of deferred

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       12 -- STOCKHOLDERS' EQUITY (CONTINUED)

              compensation expense related to the issuance of the shares and warrant representing the difference between each of the purchase price of the Class A common stock and the exercise price of the warrant as compared to the initial public offering price of the Class A common stock (using the Black Scholes option pricing model for determining the fair value of the warrant). The Company will amortize this deferred compensation expense over the one year life of the Yahoo! advertising and promotion agreement referred to below.



    In addition, on October 18, 1999, the Company entered into an advertising and promotion agreement whereby Yahoo! Inc. will provide 226,038,600 page views to the Company over a one year period commencing in December 1999. In consideration for such, the Company will compensate Yahoo! Inc. $5,000,000 of which the first $1,000,000 will be offset against accounts payable owed by the Company to Yahoo under the agreement. The $5,000,000 will be charged to expense using the straight line basis over the one year life of the contract.



             D.  CNET Transaction.



                 On October 20, 1999, the Company issued to CNET Investments, Inc. 1,085,943 shares of common stock and a warrant to purchase 466,028 shares of Class A common stock at an exercise price of $19.31 per share, or approximately $11.0 million in the aggregate. The Company will record approximately $2.0 million of deferred compensation expense related to the issuance of the shares and warrant representing the difference between each of the purchase price of the Class A common stock and the exercise price of the warrant as compared to the initial public offering price of the Class A common stock (using the Black Scholes option pricing model for determining the fair value of the warrant). The Company will amortize this deferred compensation expense over the two year life of the CNET promotion agreement referred to below.



                 In addition, the Company entered into a marketing and promotion agreement with CNET, Inc., effective as of September 22, 1999, whereby CNET, Inc. will provide various promotions to the Company to assist the Company in promoting its pc-to-phone product and related services. In consideration for this promotion, the Company will compensate CNET, Inc. a total of $11,000,000 over a two year period. The Company will expense the $11.0 million of payments under the marketing and promotion agreement using the straight line method over the two year period of the agreement.





E.  Restricted Units



    As of December 31, 1998 and September 30, 1999, a total of 1,048,851 and 1,121,324 restricted units, respectively, had been granted to employees of the Company under the 1997 RSL COM Stock Incentive Plan. Of these restricted units, 836,147 have an exercise price of $.0004 and 189,262 have an exercise price of $2.08. In April 1999, an additional 95,915 restricted units were granted to employees of the Company with an exercise price of $5.11. The majority of the restricted units vest over a three-year period from the date of grant and are exercisable for a period of seven years from the date of grant. Upon completion of the Company's contemplated initial public offering, the Company will issue shares of the Company's Class A common stock in exchange for vested restricted units on a one-for-one basis upon payment of the related exercise price and will issue options to purchase shares of the Company's Class A common stock in exchange for unvested restricted units on a one-for-one basis, with the same exercise prices (adjusted for the stock split referred to in Note 12A) and vesting schedules as the corresponding restricted units. For purposes of these financial statements, the Company has assumed that the restricted units will convert into shares of common stock on a one-for-one basis.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       12 -- STOCKHOLDERS' EQUITY (CONTINUED)

    Pursuant to generally accepted accounting principles, the restricted units are considered variable grants. Consequently, changes in the fair value of the underlying shares at each balance sheet date affect the aggregate amount of deferred compensation recorded by the Company. The Company recorded deferred compensation in connection with the restricted unit grants of approximately $1,800,000 through December 31, 1998 and an additional $6,600,000 during the nine months ended September 30, 1999, representing the difference between the exercise price and the deemed fair value of the Company's common stock at such date, based on a fair value of restricted units of $2.08 and $8.18 per unit as of December 31, 1999 and September 30, 1999, respectively. Such amount is included as a reduction of stockholder's equity and is being amortized by charges to operations over the vesting period. Amortization of the deferred compensation amounted to $742,780 and $6,635,574 for the year ended December 31, 1998 and the nine months ended September 30, 1999, respectively.



    Upon completion of the Company's contemplated initial public offering, the Company will record an additional $4.5 million of deferred compensation expense for the difference between the fair value of the restricted units and the deemed fair value of the Company's Class A common stock, based on an assumed initial public offering price of $12.00 per share.





F.  Stock Options



    In April 1999, the Company agreed to grant options to purchase an aggregate of 1,076,761 shares of the Company's Class A common stock at an exercise price of $5.11 to executive officers of the Company, subject to completion of the Company's contemplated initial public offering. Such options vest over a three year period from the date of grant and are exercisable for a period of seven years from the date of grant.



    The Company recorded deferred compensation related to the stock options of approximately $7,500,000 as of September 30, 1999, representing the difference between the exercise price and the deemed fair market value of the Company's Class A common stock at such date. Such amount is included as a reduction of stockholder's equity and is being amortized by charges to operations over the three year vesting period. Amortization of the deferred compensation amounted to $2,290,646 for the nine months ended September 30, 1999.


    Had compensation cost for the Company's stock options and restricted units been determined based on fair value at the grant date in accordance with SFAS No. 123, the Company's pro forma net loss and pro forma diluted net loss per share would have been as follows:


                                                                      PERIOD FROM
                                                                       JUNE 1996
                                                                      (INCEPTION)
                                                                          TO          YEAR ENDED DECEMBER 31,
                                                                      DECEMBER 31,   --------------------------
                                                                         1996            1997          1998
                                                                      ------------   ------------  ------------
               Net loss:
                 As reported.......................................    $ (178,602)   $(2,367,582)  $ (7,120,971)
                                                                       ----------    ------------  ------------
                                                                       ----------    ------------  ------------
                 Pro forma.........................................    $ (178,602)   $(2,367,582)  $ (6,475,211)
                                                                       ----------    ------------  ------------
                                                                       ----------    ------------  ------------
               Net loss per share--basic and diluted:
                 As reported.......................................    $    (0.03)   $     (0.19)  $      (0.37)
                                                                       ----------    ------------  ------------
                                                                       ----------    ------------  ------------
                 Pro forma.........................................    $    (0.03)   $     (0.19)  $      (0.34)
                                                                       ----------    ------------  ------------
                                                                       ----------    ------------  ------------



                  For the purpose of presenting pro forma information required under SFAS 123, the fair value of the restricted units and option grants has been estimated on the date of grant using the Black-

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       12 -- STOCKHOLDERS' EQUITY (CONTINUED)
              Scholes option pricing model with a risk-free interest rate of 6%, a 3-year expected life, zero expected volatility and no dividends.

       13 -- RESEARCH AND DEVELOPMENT EXPENSES

               Research and development expenses (which commenced in 1997) consist of the following:

                                                          YEAR ENDED DECEMBER 31,          NINE MONTHS ENDED
                                                         --------------------------    --------------------------
                                                             1997          1998            1998          1999
                                                         ------------  ------------    ------------  ------------
                                                                                        (unaudited)
               Salaries and related expenses...........  $   91,318    $   947,943     $   605,735   $  1,137,619
               Consulting and advisory fees............          --        196,981              --             --
               Depreciation and amortization...........      83,057         41,214          46,295         85,451
               Travel..................................          --        146,432         121,609         94,551
               Other...................................     119,775        218,955         194,342        239,937
                                                         ------------  ------------    ------------  ------------
                                                            294,150      1,551,525         967,981      1,557,558
               Less--reimbursement by Ericsson (see
                 Note 11B).............................          --       (901,385)       (488,951)      (760,285
                                                         ------------  ------------    ------------  ------------
               Total research and development
                 expenses..............................  $  294,150    $   650,140     $   479,030   $    797,273
                                                         ------------  ------------    ------------  ------------
                                                         ------------  ------------    ------------  ------------


       14 -- INCOME TAXES

             A.  Tax loss carryforwards

                 As of December 31, 1998, the Company had net operating loss carryforwards generated in the U.S. and Israel of approximately $3,000,000 and $3,300,000, respectively. The Company's U.S. net operating loss carryforwards will expire at various dates beginning in 2011 if not utilized. In addition, a portion of those net operating loss carryforwards could be subject to limitation due to RSL COM's acquisition of the Company. The Company's net operating losses generated in Israel may be carried forward indefinitely.

             B. In accordance with SFAS No. 109, the components of deferred income taxes as follows:


                                                                                DECEMBER 31,
                                                                           -----------------------    SEPTEMBER 30,
                                                                             1997          1998           1999
                                                                           ---------    ----------    -------------
                     Net operating losses carryforwards.................   $900,000     $3,500,000     $ 9,800,000
                     Less valuation allowance...........................   (900,000)    (3,500,000)     (9,800,000)
                                                                           ---------    ----------     -----------
                     Net deferred tax assets............................   $     --     $       --     $        --
                                                                           ---------    ----------     -----------
                                                                           ---------    ----------     -----------



             As of December 31, 1997 and 1998 and as of September 30, 1999, a valuation allowance of $900,000, $3,500,000 and $9,800,000, respectively, is provided as the realization of the deferred tax assets are not assured.

                              DELTATHREE.COM, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


       15 -- SEGMENT REPORTING, GEOGRAPHICAL INFORMATION AND MAJOR CUSTOMERS

             The Company operates in a single industry segment, IP communications services, and makes business decisions and allocates resources accordingly.


                                                                                             NINE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                                           --------------------------    -------------------------
                                                              1997          1998            1998           1999
                                                           ----------    ------------    -----------    ----------
                                                                                         (UNAUDITED)
  Revenues by geographical location:
  United States.........................................   $ 679,821      $4,922,073     $3,060,431     $4,088,235
  Europe................................................      37,339         528,157        364,501        870,573
  Argentina.............................................     284,202          33,432         40,092        113,309
  Hong Kong and China...................................     149,232              --         87,011        688,586
  Other.................................................      95,047         154,385        116,830        671,651
                                                           ----------     ----------     -----------    ----------
    Total revenues......................................   $1,245,641     $5,638,047     $3,668,865     $6,432,354
                                                           ----------     ----------     -----------    ----------
                                                           ----------     ----------     -----------    ----------
  Revenues from principal customers:
  Affiliates............................................   $ 467,842      $3,896,106     $2,484,541     $4,077,278
                                                           ----------     ----------     -----------    ----------
                                                           ----------     ----------     -----------    ----------
  Other principal customer..............................   $ 276,000      $       --     $       --     $       --
                                                           ----------     ----------     -----------    ----------
                                                           ----------     ----------     -----------    ----------



                                                                 DECEMBER 31,
                                                             ----------------------    SEPTEMBER 30,
                                                               1997         1998           1999
                                                             --------    ----------    -------------
  Long-lived assets:
  United States...........................................   $448,424    $4,375,898     $ 1,722,038
  Israel..................................................    250,535     2,077,091       4,385,126
  Other...................................................    173,249     1,816,434       3,782,178
                                                             --------    ----------     -----------
  Total long-lived assets.................................   $872,208    $8,269,423     $ 9,889,342
                                                             --------    ----------     -----------
                                                             --------    ----------     -----------

                      [This page intentionally left blank]

                      [This page intentionally left blank]

                                5,000,000 SHARES

                                    [LOGO]

                                  Common Stock

                         ------------------------------
                                   PROSPECTUS
                                           , 1999
                         ------------------------------

                                LEHMAN BROTHERS


                              MERRILL LYNCH & CO.


                           U.S. BANCORP PIPER JAFFRAY

                            LAZARD FRERES & CO. LLC


                            FIDELITY CAPITAL MARKETS
                        a division of National Financial
                              Services Corporation

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses, other than underwriting discounts and commissions, in connection with the issuance and distribution of the shares of common stock being registered, all of which will be paid by the Registrant*:


SEC registration fee......................................................................   $   24,943
NASD filing fee...........................................................................        9,473
Nasdaq National Market listing fee........................................................       80,000
Transfer agent and registrar fees.........................................................        7,500
Printing and engraving fees...............................................................      250,000
Legal fees and expenses...................................................................      650,000
Blue sky fees and expenses................................................................       10,000
Accounting fees and expenses..............................................................      375,000
Miscellaneous.............................................................................       93,084
                                                                                             ----------
  Total...................................................................................   $1,500,000
                                                                                             ----------
                                                                                             ----------


------------------
 * All fees except the Securities and Exchange Commission and NASD filing fees are estimates.

** To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 102 of the Delaware General Corporation Law ("DGCL"), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

     Section 145 of the DGCL provides, among other things, that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the Company) by reason of the fact that the person is or was a director, officer, agent or employee of the Company or is or was serving at the Company's request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgment, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding, or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interest, or not opposed to the best interest, of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the Company as well but only to the extent of defense expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred and not to any satisfaction of judgement or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of his duties to the Company, unless the court believes that in light of all the circumstances indemnification should apply.

     Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

     Our Amended and Restated Certificate of Incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to deltathree.com, Inc. or its stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o under section 174 of the DGCL regarding unlawful dividends and stock purchases; or

for any transaction from which the director derived an improper personal benefit.

     These provisions are permitted under Delaware law.

     Our Amended and Restated By-laws provide that:

     o we must indemnify our directors and officers to the fullest extent permitted by Delaware law;

     o we may indemnify our other employees and agents to the same extent that we indemnified our officers and directors, unless otherwise determined by our Board of Directors; and

     o we must advance expenses, as incurred, to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by Delaware law.

     The indemnification provisions contained in the Company's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the Company maintains insurance on behalf of its directors and executive directors or officers insuring them against any liability asserted against them in their capacities as directors or officers or arising out of such status.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     Since its inception in June 1996, the Company has issued and sold unregistered securities in the transactions described below. The registrant intends to effect a 2.48 to 1 stock split prior to completion of the offering. Share numbers set forth below are presented on a post-split basis.



     A predecessor company to the Registrant, Delta Three, Inc., was formed in June 1996 ("Old Delta Three"). During 1996, Old Delta Three issued a total of 7,535,277 (post-split) shares of its common stock to private investors to generate initial start-up capital in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. Shares for a total consideration of $164,755 were issued to 23 people over a five-month period in privately negotiated transactions with no general solicitations being made. The purchasers delivered representations as to their investment intents and all securities issued were legended to indicate the restricted nature of the securities. These shares were issued as follows:



DATE                                                             NO. OF INVESTORS    NO. OF SHARES    TOTAL CONSIDERATION
--------------------------------------------------------------   ----------------    -------------    -------------------
July 2, 1996..................................................           1                62,121           $  25,000
July 15, 1996.................................................           2                31,060           $  12,500
July 16, 1996.................................................           6                95,666           $  38,500
August 1, 1996................................................           7             6,243,160           $  16,265
August 15, 1996...............................................           3               126,726           $  51,000
October 15, 1996..............................................           1                24,848           $  10,000
November 5, 1996..............................................           3               951,693           $  11,490
                                                                                                           ---------
  Total.......................................................                                             $ 164,755
                                                                                                           ---------
                                                                                                           ---------

     In the first half of 1997, Old Delta Three issued 124,242 shares of its common stock to each of two private investors in exchange for investment banking services related to identifying private investors in Old Delta Three in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. These 24,848 shares were purchased for $0.004 per share.



     On December 23, 1996, Old Delta Three conducted a $300,000 private placement of units consisting of convertible notes and warrants to individual accredited investor subscribers in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. There were twelve investors in the December placement, each investing $25,000 for which each investor received one unit consisting of a $25,000 convertible note (at a conversion price of $0.80 per share and a warrant permitting the purchase of up to 31,060 shares at an exercise price of $0.8 per share. In addition, one investor made a short term loan to Old Delta Three for $5,000 for which it received a warrant to purchase up to 12,424 shares at an exercise price of $0.8 per share. An additional investor was paid a 10% commission and 3% expense allowance, in the form of convertible notes and warrants, for acting as a placement agent which such services were valued at $50,000. No general solicitations were made in connection with this transaction; Old Delta Three obtained representations from the investors as to their accredited investor status and the securities were legended to indicate the restricted nature of them.



     Old Delta Three conducted a similar private placement of units in April 1997 consisting of convertible notes and warrants for an aggregate of $520,000 in transactions exempt from the registration requirements of the Securities Act in reliance on Rule 505 thereof. There were eleven accredited investors in the April placement. A total of 16 units were issued. The price of each unit was $32,500 and consisted of a $32,500 convertible note (at a conversion price of $1.30 per share) and a warrant permitting the purchase of up to 24,848 shares at an exercise price of $1.30 per share. No general solicitations were made in connection with this transaction; Old Delta Three obtained representations from the investors as to their accredited investor status and the securities were legended to indicate the restricted nature of them.



     In June 1997, under a restricted stock agreement for employees and directors of Old Delta Three Old Deta Three granted shares to certain employees of Old Delta Three totaling 491,999 shares of common stock of Old Delta Three, pursuant to transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and Rule 701 thereunder. These grants were to have vested over a two year period. Upon the merger described below, these grants were converted to restricted units with an exercise price of $0.004 per share granted by RSL Communications, Ltd. ("RSL COM"), the Registrant's parent company, under RSL COM's 1997 Stock Incentive Plan, pursuant to RSL COM's registration statement on Form S-8 related to such plan.



     Pursuant to a stock purchase agreement among RSL COM, Old Delta Three and shareholders of Old Delta Three representing a controlling interest in Old Delta Three, dated July 23, 1997, Old Delta Three issued to RSL COM 8,101,467 shares of its common stock. An additional 2,339,168 shares of common stock were issued into escrow. The shares were issued in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The escrowed shares were released from escrow to RSL COM prior to completion of the merger described below. The total consideration for all the shares issued, including the escrowed shares, was $5 million. At or about the same time as the July 23, 1997 transaction, RSL COM purchased shares from most of the then existing shareholders of Old Delta Three as well as the units sold in December 1996 and April 1997 from the then existing unitholders.



     Pursuant to an Agreement and Plan of Merger dated March 31, 1998, Old Delta Three was merged into RSL Acquisition Corp., a wholly-owned subsidiary of RSL COM, the name of which new entity was changed to Delta Three, Inc. Old Delta Three ceased to exist upon consummation of the merger. Shareholders of Old Delta Three, other than RSL COM, received cash and shares of RSL COM in exchange for their shares of Old Delta Three. As of the consummation of the merger, RSL COM was the only shareholder of the Registrant and was issued 18,061,156 shares of common stock. Subsequent to the merger, RSL COM exercised all the warrants and convertible notes held by it in transactions exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. As of the date of this registration statement, there are no security holders of the Registrant other than RSL COM.

     Pursuant to a stock and warrant purchase agreement, on October 18, 1999, the Registrant issued to Yahoo! Inc. 125,275 shares of common stock and a warrant to purchase 125,275 shares of common stock with an exercise price of $7.932 per share, for $1,000,000, in a transaction exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) thereof.



     Pursuant to a stock and warrant purchase agreement, on October 20, 1999, the Registrant issued to CNET Investments, Inc. 1,085,943 shares of common stock and warrants to purchase 466,028 (post-split) shares of common stock at an exercise price of $19.31 per share for $10,999,994.76, in a transaction exempt from the registration requirements of the Securities Act, pursuant to
Section 4(2) thereof.



     In connection with this offering, shares of common stock outstanding prior to the offering were converted into shares of Class B common stock. This conversion was effected without registration under the Securities Act in reliance on Section 3(a)(9) of the Securities Act on a one-for-one basis.



     The Registrant changed its name to its current name, deltathree.com, Inc., on May 17, 1999.

     ITEM 16. EXHIBITS.

A. EXHIBITS

       The following exhibits are filed as part of this registration statement:


 EXHIBIT
 NUMBER     DESCRIPTION
---------   ------------------------------------------------------------------------------------------
     1.1    Form of Underwriting Agreement.*
     3.1    Form of Amended and Restated Certificate of Incorporation of deltathree.com, Inc.
     3.2    Form of Amended and Restated By-laws of deltathree.com, Inc.+
     4.1    Specimen Certificate of Common Stock.*
     4.2    Specimen Certificate of Class B Common Stock.*
     4.3    Registration Rights Agreement dated September 1, 1999, between RSL Communications, Ltd.
            and deltathree.com, Inc.+
     5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
    10.1    Amended and Restated Services Agreement by and between RSL Communications, Ltd. and
            deltathree.com, Inc., dated September 3, 1999.+
    10.2    Credit Facility dated September 1, 1999, between RSL Communications, Ltd. and
            deltathree.com, Inc.+
    10.3    Form of deltathree.com, Inc. 1999 Stock Incentive Plan.
    10.4    Form of deltathree.com, Inc. 1999 Employee Stock Purchase Plan.
    10.5    Form of deltathree.com, Inc. 1999 Performance Incentive Plan.
    10.6    Form of deltathree.com, Inc. 1999 Directors' Plan.+
    10.7    Employment Agreement effective as of April 1, 1999, between Amos Sela and deltathree.com,
            Inc.+
    10.8    Employment Agreement effective as of April 1, 1999, between Mark J. Hirschhorn and
            deltathree.com, Inc.+
    10.9    Employment Agreement effective as of April 1, 1999, between Noam Bardin and
            deltathree.com, Inc.
    10.10   Employment Agreement effective as of April 1, 1999, between Shimmy Zimels and
            deltathree.com, Inc.
    10.11   Employment Agreement effective as of April 1, 1999, between Elie C. Wurtman and
            deltathree.com, Inc.
    10.12   Employment Agreement effective as of April 1, 1999, between Jacob A. Davidson and
            deltathree.com, Inc.
    10.13   Investor Rights Agreement dated as of September 29, 1999 between Yahoo! Inc. and
            deltathree.com, Inc.+
    10.14   Form of warrant issued to Yahoo! Inc on October 18, 1999.+
    10.15   Management Agreement dated as of November 1, 1999 between deltathree.com, Inc. and RSL
            Communications, Ltd.
    10.16   Amendment to Services Agreement by and between RSL Communications, Ltd. and
            deltathree.com, Inc., dated November 1, 1999.
    10.17   Investor Rights Agreement dated as of October 20, 1999 between CNET Investments, Inc. and
            deltathree.com, Inc.
    10.18   Form of warrant issued to CNET Investments, Inc. on October 20, 1999.
    10.19   Co-Branding and Services Agreement effective as of October 1, 1999, between RSL COM
            PrimeCall, Inc. and deltathree.com, Inc.
    10.20   Intercompany Compliance Agreement dated as of November 1, 1999, between RSL
            Communications, Ltd, RSL Communications PLC and deltathree.com, Inc.

 EXHIBIT
 NUMBER     DESCRIPTION
---------   ------------------------------------------------------------------------------------------
    21.1    Subsidiaries of Registrant.+
    23.1    Consent of Brightman Almagor & Co.*
    23.2    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
    24.1    Power of Attorney (included on signature page to this Registration Statement).
    27.1    Financial Data Schedule.+


------------------
* To be filed by amendment.
+ Previously filed.

ITEM 17. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) It will provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such amount as required by the underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York on the 2nd day of November, 1999.


                                          DELTATHREE.COM, INC.


                                          By: /s/ Mark J. Hirschhorn
                                              ----------------------
                                              Mark J. Hirschhorn
                                              Chief Financial Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:


                SIGNATURE                                     TITLE                             DATE
------------------------------------------  -----------------------------------------   --------------------
                    *                          Chief Executive Officer, President           November 2, 1999
------------------------------------------      and Director (Principal Executive
Amos Sela                                                   Officer)

/s/ Mark J. Hirschhorn                         Chief Financial Officer (Principal           November 2, 1999
------------------------------------------      Accounting and Financial Officer)
Mark J. Hirschhorn
                    *                              Co-Chairman of the Company               November 2, 1999
------------------------------------------   and Chairman of the Board of Directors
Elie C. Wurtman
                    *                              Co-Chairman of the Company               November 2, 1999
------------------------------------------
Jacob A. Davidson
                    *                                       Director                        November 2, 1999
------------------------------------------
Itzhak Fisher
                    *                                       Director                        November 2, 1999
------------------------------------------
Nir Tarlovsky
                    *                                       Director                        November 2, 1999
------------------------------------------
Donald R. Shassian
                    *                                       Director                        November 2, 1999
------------------------------------------
Jacob Z. Schuster
                    *                                       Director                        November 2, 1999
------------------------------------------
Avery S. Fischer

* By: /s/ Mark J. Hirschhorn                            Attorney-In-Fact                    November 2, 1999
      ----------------------
       Mark J. Hirschhorn


     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Amos Sela AND Mark J. Hirschhorn his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement and any and all additional registration statements pursuant to Rule 462(b) relating to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitutes, each acting alone, may lawfully do or cause to be done by virtue thereof.


/s/ Robert Grusky                                           Director                        November 2, 1999
------------------------------------------
Robert Grusky

/s/ Yadin Kaufmann                                          Director                        November 2, 1999
------------------------------------------
Yadin Kaufmann

                                 EXHIBIT INDEX


EXHIBIT
NUMBER   DESCRIPTION
------   ------------------------------------------------------------------------------------------
  1.1    Form of Underwriting Agreement.*
  3.1    Form of Amended and Restated Certificate of Incorporation of deltathree.com, Inc.
  3.2    Form of Amended and Restated By-laws of deltathree.com, Inc.+
  4.1    Specimen Certificate of Common Stock.*
  4.2    Specimen Certificate of Class B Common Stock.*
  4.3    Registration Rights Agreement dated September 1, 1999, between RSL Communications, Ltd.
         and deltathree.com, Inc.+
  5.1    Opinion of Skadden, Arps, Slate, Meagher & Flom LLP.
 10.1    Amended and Restated Services Agreement by and between RSL Communications, Ltd. and
         deltathree.com, Inc., dated September 3, 1999.+
 10.2    Credit Facility dated September 1, 1999, between RSL Communications, Ltd. and
         deltathree.com, Inc.+
 10.3    Form of deltathree.com, Inc. 1999 Stock Incentive Plan.
 10.4    Form of deltathree.com, Inc. 1999 Employee Stock Purchase Plan.
 10.5    Form of deltathree.com, Inc. 1999 Performance Incentive Plan.
 10.6    Form of deltathree.com, Inc. 1999 Directors' Plan.+
 10.7    Employment Agreement effective as of April 1, 1999, between Amos Sela and deltathree.com,
         Inc.+
 10.8    Employment Agreement effective as of April 1, 1999, between Mark J. Hirschhorn and
         deltathree.com, Inc.+
 10.9    Employment Agreement effective as of April 1, 1999, between Noam Bardin and
         deltathree.com, Inc.
 10.10   Employment Agreement effective as of April 1, 1999, between Shimmy Zimels and
         deltathree.com, Inc.
 10.11   Employment Agreement effective as of April 1, 1999, between Elie C. Wurtman and
         deltathree.com, Inc.
 10.12   Employment Agreement effective as of April 1, 1999, between Jacob A. Davidson and
         deltathree.com, Inc.
 10.13   Investor Rights Agreement dated as of September 29, 1999 between Yahoo! Inc. and
         deltathree.com, Inc.+
 10.14   Form of warrant issued to Yahoo! Inc. on October 18, 1999.+
 10.15   Management Agreement dated as of November 1, 1999 between deltathree.com, Inc. and RSL
         Communications, Ltd.
 10.16   Amendment to Services Agreement by and between RSL Communications, Ltd. and
         deltathree.com, Inc. dated November 1, 1999.
 10.17   Investor Rights Agreement dated as of October 20, 1999 between CNET Investments, Inc. and
         deltathree.com, Inc.
 10.18   Form of warrant issued to CNET Investments, Inc. on October 20, 1999.
 10.19   Co-Branding and Services Agreement effective as of October 1, 1999, between RSL COM
         PrimeCall, Inc. and deltathree.com, Inc.
 10.20   Intercompany Compliance Agreement dated as of November 1, 1999, between RSL
         Communications, Ltd, RSL Communications PLC and deltathree.com, Inc.
 21.1    Subsidiaries of Registrant.+
 23.1    Consent of Brightman Almagor & Co.*
 23.2    Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1).*
 24.1    Power of Attorney (included on signature page to this Registration Statement).
 27.1    Financial Data Schedule.+


------------------
* To be filed by amendment.
+ Previously filed.